As filed with the Securities and Exchange Commission on September 30, 2010
Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM S-1
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933
________________

Telanetix, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7385 (Primary Standard Industrial Classification Code Number)	77-0622733 (I.R.S. Employer Identification Number)

11201 SE 8th Street, Suite 200
Bellevue, Washington 98004
(206) 621-3500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
___________

Douglas N. Johnson
Chief Executive Officer
Telanetix, Inc.
11201 SE 8th Street, Suite 200
Bellevue, Washington 98004
(206) 621-3500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
___________

Copies to:

James A. Mercer, III, Esq. Edwin Astudillo, Esq. Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real, Suite 200 San Diego, California 92130 Telephone: (858) 720-7469 Facsimile: (858) 523-6705

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of the registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares common stock, par value $0.0001 per share	442,392,688	$0.03	$13,271,781	$946
Total	442,392,688	$0.03	$13,271,781	$946

(1)
All shares registered pursuant to this registration statement are to be offered by the selling stockholders. Pursuant to Rule 416, this registration statement also covers such number of additional shares of common stock to prevent dilution resulting from stock splits, stock dividends and similar transactions.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) using the average of the bid and asked price as reported on the OTC Bulletin Board on September 27, 2010.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not  sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2010

442,392,688 Shares of Common Stock

This prospectus relates to the offer and sale, from time to time, by the selling stockholders named in this prospectus of up to 442,392,688 shares of our common stock, including 77,881,027 shares of our common stock issuable upon the redemption of up to $3 million of principal amount of our senior secured notes that we issued on July 2, 2010.

The selling stockholders may resell or dispose of the shares of our common stock at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers, to or through underwriters, broker-dealers, agents, or through any other means described in this prospectus under the section entitled "Plan of Distribution" beginning on page 44 of this prospectus. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

Our common stock is listed on the OTC Bulletin Board under the symbol "TNXI". The closing price per share of our common stock, as reported by the OTC Bulletin Board on September 27, 2010 was $0.03.

Neither the Securities and Exchange Commission nor any state securities  commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2010.

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission, or the SEC, using the "shelf" registration process. Under this prospectus, the selling stockholders may from time to time, in one or more offerings, sell the common stock described in this prospectus. You should rely only on the information that we have provided in this prospectus. We have not authorized anyone to provide you with different information and you must not rely on any unauthorized information or representation. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus, or any sale of our common stock. Our business, financial condition and results of operations may have changed since the date on the front of this prospectus. We urge you to read carefully this prospectus before deciding whether to invest in any of the common stock being offered.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in our securities. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements that appear elsewhere in this prospectus. As used in this prospectus, the terms "we", "us", "our", and the "Company" means Telanetix, Inc., a Delaware corporation and its subsidiaries.

Our Business

We are an IP communications company, offering a range of communications solutions from hosted IP voice and conferencing products to text and data collaboration products and services.

Our subsidiary, AccessLine, offers the following hosted VoIP services: Digital Phone Service, SIP Trunking Service and individual phone services. Digital Phone Service replaces a customer's existing telephone lines with a VoIP alternative. It is sold as a complete solution where we bundle our software applications and hosted network services with business-class phone equipment which is manufactured by third parties. This service is targeted at small businesses looking for a fully integrated solution that does not require expert assistance to install. SIP Trunking Service is for larger businesses that already have their own PBX equipment and is targeted at those businesses with large calling volumes looking for cost effective alternatives to traditional carrier offerings. As part of its individual phone service product offerings, AccessLine offers a variety of other phone services, including, conferencing calling services, toll-free service plans, a virtual phone system with after hours answering service that routes calls based on specific business needs, find-me and follow-me services, a full featured voice mail system that instantly contacts a customer via an email or cell phone text message the moment such customer receives a new voice mail or fax, and the ability to manage faxes from virtually anywhere.

Our revenues principally consist of: monthly recurring charges, activation, and usage fees from communication solutions, which include mobility solutions, PBX enhancements, single number solutions and unified messaging, voice messaging, paging, and bundled solutions of phone equipment and service.

Our principal executive offices are located at 11201 SE 8th Street, Suite 200, Bellevue, Washington 98004. Our telephone number is (206) 621-3500. We maintain a website at www.telanetix.com. Information found on our website is not part of this prospectus.

Shares Included in this Prospectus

The shares that the selling stockholders named in this prospectus may offer and sale, from time to time, include 437,258,156 shares of common stock issued or issuable to affiliates of Hale Capital Partners, LP, whom we refer to as the "Hale selling stockholders" in this prospectus and whom we refer to collectively as "Hale" in this prospectus, and 5,134,532 shares of our common stock we issued to four of our employees as partial payment of earned and unpaid incentive compensation owed to such employees under our senior management incentive plans.

Hale Selling Stockholders

Of the 437,258,156 shares that are being registered for offer and sale by the Hale selling stockholders, 359,377,129 of such shares represents 125% of the shares of common stock we issued to such stockholders in our senior secured note private placement that closed on July 2, 2010, and which we refer to as our "2010 note private placement" in this prospectus. The other 77,881,027 shares of common stock represent shares that we may issue upon the exchange of up to $3 million of principal amount of the senior secured notes that we issued to the Hale selling stockholders in our 2010 note private placement. We refer to such notes as our "2010 notes" in this prospectus. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Recent Financings—Senior Secured Note Private Placement" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Recent Financings—Rights Offering."

Employee Selling Stockholders

As a condition to the completion of the transactions contemplated by our 2010 note private placement, on July 2, 2010, we entered into stock award agreements with our employees who had earned compensation under our senior management incentive plans that had yet to be paid. The stock award agreements were entered into to eliminate all accrued and unpaid incentive compensation owed to those employees. Under the terms of the stock award agreements, each employee received 30% of his or her accrued incentive compensation in cash, and the balance in unregistered shares of our common stock. Four of the selling stockholders in this prospectus are our employees who received an aggregate of 5,134,532 shares of our common stock. We are not registering for resale the shares of common stock we issued to each of our chief executive officer and our chief financial officer, each of whom also received shares of common stock pursuant to stock award agreements as described above.

The Offering

Shares of our common stock offered for re-sale by the selling stockholders pursuant to this prospectus	442,392,688 shares (1)
Percent of our outstanding common stock represented by the shares being offered for re-sale by the selling stockholders as of September 21, 2010	105% (2)
Common stock to be outstanding after the offering	422,450,679 shares (3)
Proceeds to the Company
All of the net proceeds from the sale of our common stock covered by this prospectus will be received by the selling stockholders who offer and sell shares of our common stock. We will not receive any proceeds from the sale of our common stock offered by the selling stockholders.

The total dollar value of the shares of our common stock being registered for resale	$13,271,781
OTC Bulletin Board Symbol	TNXI

(1)	Consists of shares issued or issuable to the Hale selling stockholders and four of our employees named as selling stockholders in this prospectus. See "—Shares Included in this Prospectus," above.

(2)
Unless the context indicates otherwise, all share and per-share information in this prospectus is based on 422,450,679 shares of our common stock outstanding, which consists of (i) 344,659,562 shares outstanding as of September 21, 2010, and (iii) 77,881,027 shares that we expect to issue in connection with a rights offering, some or all of which may be issued to the Hale selling stockholders. Unless the context indicates otherwise, all share and per-share information in this prospectus assumes no exercise of warrants, options or other rights to acquire our common stock outstanding as of September 21, 2010.

(3)
Shares of common stock to be outstanding after the offering excludes 71,875,426 shares being registered for re-sale by the Hale selling stockholders. The shares being excluded represents an additional 25% of the shares we actually issued to the Hale selling stockholders in our 2010 note private placement. We are excluding such shares from the total number of common stock outstanding after the offering because although we agreed to register for re-sale such additional 25% amount, such shares may not be issued and therefore not offered or sold under this prospectus or outstanding after the offering.

(3)
Determined by multiplying the number of shares of common stock being registered by the closing price per share of our common stock, as reported by the OTC Bulletin Board on September 27, 2010, which was $0.03.

RISK FACTORS

Investing in our common stock involves risk. Before making an investment in our common stock, you should carefully consider the risks described below, together with the other information included in this prospectus, and the risks we have highlighted in other sections of this prospectus. The risks described below are those which we believe are the material risks we face.  Any of the risks described below could significantly and adversely affect our business, prospects, financial condition and results of operations.  As a result, the trading price of our common stock could decline and you may lose part or all of your investment.  Additional risks and uncertainties not presently known to us or not currently believed by us to be material may also impact us.   The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related To Our Financial Condition

The impact of the current economic climate and tight financing markets may impact consumer demand for our products and services.

Many of our existing and target customers are in the small and medium business sector. Although we believe our products and services are less costly than traditional telephone services, these businesses are more likely to be significantly affected by economic downturns than larger, more established businesses. Additionally, these customers often have limited discretionary funds, which they may choose to spend on items other than our products and services. If small and medium businesses experience economic hardship, it could negatively affect the overall demand for our products and services, could cause delay and lengthen sales cycles and could cause our revenue to decline.

Although we maintain allowances for returns and doubtful accounts for estimated losses resulting from product returns and the inability of our customers to make required payments, and such losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same return and bad debt rates that we have in the past, especially given the current economic conditions. Additionally, challenging economic conditions could have a negative impact on the results of our operations.

We have experienced significant losses to date and may require additional capital to fund our operations. The current financial climate may make it more difficult to secure financing, if we need it.  If our business model is not successful, or if we are unable to generate sufficient revenue to offset our expenditures, we may not become profitable, and the value of your investment may decline.

We incurred a net loss of $8.1 million for the year ended December 31, 2009, and $9.7 million for the year ended December 31, 2008.  We have an accumulated deficit of $46.0 million at March 31, 2010.  Furthermore, we are experiencing the costs and uncertainties of a young operating company, including unforeseen costs and difficulties.  We cannot be sure that we will be successful in meeting these challenges and addressing these risks and uncertainties.  If we are unable to do so, our business will not be successful.

We believe our cash balance, together with anticipated cash flows from operations, is sufficient to fund our operations for at least the next 12 months. However, if we are unable to generate sufficient revenues to pay our expenses, we will need to raise additional funds to continue our operations. We have historically financed our operations through private equity and debt financings. Recent economic turmoil and severe lack of liquidity in the debt capital markets together with volatility and rapidly falling prices in the equity capital markets have severely and adversely affected capital raising opportunities. In addition, the terms of the 2010 notes restrict our ability to borrow funds, pledge our assets as security for any borrowing or raise additional capital by selling shares of capital stock or other equity or debt securities, without the consent of the holders of the 2010 notes.  We do not have any commitments for financing at this time, and financing may not be available to us on favorable terms, if at all. If we are unable to obtain debt or equity financing in amounts sufficient to fund our operations, if necessary, we will be forced to suspend or curtail our operations.

The sale of the shares of our common stock acquired in private placements could cause the price of our common stock to decline.

In our recently completed private placements, in the aggregate, we issued a total of 312,801,332 shares of our common stock. In connection with our acquisition of AccessLine Communications in September 2007, we issued 3,939,565 shares of our common stock, and we have since issued an additional 2,045,662 shares upon the achievement of financial objectives.  Generally, the holders of shares of our common stock acquired in the foregoing transactions will be able to sell such shares in accordance with Rule 144 adopted under the Securities Act of 1933, as amended.  As such, you should expect a significant number of such shares of common stock to be sold.  Depending upon market liquidity at the time our common stock is resold by the holders thereof, such re-sales could cause the trading price of our common stock to decline.  In addition, the sale of a substantial number of shares of our common stock, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We have significant indebtedness and agreed to certain restrictions on our operations.

We currently owe, in the aggregate, $10.5 million in principal on the 2010 notes.  The 2010 notes, all of which are held by one investor and its affiliates, contain covenants that impose significant restrictions on us, including restrictions on our ability to issue debt or equity securities, restrictions against incurring additional indebtedness, creating any liens on our property, amending our certificate of incorporation or bylaws, redeeming or paying dividends on shares of our outstanding common stock, and entering into certain related party transactions.

Our ability to comply with these provisions may be affected by changes in our business condition or results of our operations, or other events beyond our control.  The breach of any of these covenants could result in a default under the 2010 notes, permitting the holder to accelerate the maturity of the 2010 notes and demand repayment in full, which could impair our ability to operate our business or cause us to seek bankruptcy protection.

All of the 2010 notes  are held by one investor and its affiliates, and that investor will be able to control any waivers or amendments to the terms of the 2010 notes and exercise rights and remedies with respect to the 2010 notes.

One investor and its affiliates holds all of the 2010 notes.  Under the terms of the purchase agreement entered into in connection with the 2010 notes, certain amendments or waivers must be approved by the holders of a majority of the outstanding principal amount of the 2010 notes.  Consequently, one investor and its affiliates, will have sole authority to approve or not approve any amendment or waiver.  In addition, the one investor and its affiliates will have the sole authority to exercise any rights or remedies available to it under the terms of the 2010 notes.

Our failure to repay the 2010 notes could result in substantial penalties against us, and legal action which could substantially impair our operations.

The 2010 notes accrue interest at a rate equal to the prime rate plus 4.75% per annum and is payable at the end of each month, with the first payment due on July 31, 2010.  Through June 30, 2011, we have the option to defer the monthly interest payments otherwise due and have the amount of interest deferred added to the principal balance. It will be an event of default under the 2010 notes if we are unable to make payments thereunder when and as required. Other events of default under the 2010 notes include: failure to pay other indebtedness when due if the amount exceeds $250,000, bankruptcy, entry of a judgment against us in excess of $250,000 which is not discharged or covered by insurance, failure to observe other covenants of the 2010 notes or related agreements (subject to applicable cure periods), breach of representation or warranty, failure of security documents entered into in connection with the issuance of the 2010 notes to be binding and enforceable, and casualty loss of any of our assets that would have a material adverse effect on our business, and failure to meet 80% of quarterly financial targets from our annual operating budget, including cash, revenues and earnings before interest, taxes, deprecation and amortization, or EBITDA.  In the event of default, additional default interest of 4% will accrue on the outstanding balance of the 2010 notes.  In addition, in the event of default, we may be required to redeem all or any portion of the 2010 notes at a price equal to 125% of the sum of the principal amount that such holder requests that we redeem plus accrued but unpaid interest on such principal amount plus any accrued and unpaid late charges with respect to such principal and interest. If we were unable to repay the default amount when and as required, the holders could commence legal action against us.  Any such action could impose significant costs on us and require us to curtail or cease operations.

Our failure to secure registration of the common stock and to maintain such registration could result in monetary damages.

Under the terms of the registration rights agreements we entered into in connection with our 2010 note private placement, we agreed to file registration statements covering the resale of the shares of common stock we sold in such private placement by specified deadlines, to have such registration statements declared effective by specified deadlines, and to maintain the effectiveness of such registration statements to permit the resale of all of the shares of common stock we agreed to register for resale.  The registration rights agreement contains penalty provisions in the event that we fail to comply with the foregoing. If we did not file the registration statement of which this prospectus is a part by September 30, 2010, or if such registration statement is not declared effective by November 29, 2010, or if we fail to file other registration statements we are required to file under the terms of the registration rights agreement in a timely manner or if we fail to maintain the effectiveness of the registration statement of which this prospectus is a part or any other registration statement we are required to file under the terms of the registration rights agreement until the shares issued in our 2010 note private placement are sold or can be sold under Rule 144 without restriction or limitation (including volume restrictions) and without the requirement that our company be in compliance with Rule 144(c)(1), then, as partial relief for the damages to any holder of registrable securities by reason of any such delay in or reduction of its ability to sell the shares of common stock, and in addition to any other remedies available to such holder, we agreed to pay liquidated damages in an amount of 1% of the aggregate purchase price of such holder's registrable securities included in such registration statement that are then owned by such holder. Such payments are due on the date we fail to comply with our obligation and every 30th day thereafter (pro rated for periods totaling less than 30 days) until such failure is cured.

Our ability to use our net operating loss carryforwards may be limited.

As of December 31, 2009, we had net operating loss carryforwards of approximately $46 million, some of which, if not utilized, will begin expiring in 2010.  Our ability to utilize the net operating loss carryforwards is dependent upon generating taxable income.  We have recorded a corresponding valuation allowance to offset the deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.  Section 382 of the U.S. Internal Revenue Code of 1986, as amended, generally imposes an annual limitation on the amount of net operating loss carry forwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership.  For tax purposes, we have not yet determined whether our recently completed private placement in which we issued the 2010 notes and shares of common stock will result in any limitations on our ability to use our net operating loss carryforwards.  In addition, it is possible that this offering, either on a standalone basis or when combined with past or future transactions (including, but not limited to, significant increases during the applicable testing period in the percentage of our stock owned directly or constructively by (i) any stockholder who owns 5% or more of our stock or (ii) some or all of the group of stockholders who individually own less than 5% of our stock), will cause us to undergo one or more ownership changes.  In that event, our ability to use our net operating loss carry forwards could be adversely affected.  To the extent our use of net operating loss carry forwards is significantly limited under the rules of Section 382 (as a result of this offering or otherwise), our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carry forwards, which could result in lower profits.

Risks Related to Our Business

We face competition from much larger and well-established companies.

We face competition from much larger and well-established companies.  In addition, our competition is not only from other independent VoIP providers, but also from traditional telephone companies, wireless companies, cable companies, competitive local exchange carriers and alternative voice communication providers.  Some of our competitors have or may have greater financial resources, production, sales, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products, and more experience in research and development than we have.  As a result, our competitors may have greater credibility with our existing and potential customers.  Further, because most of our target market is already purchasing communications services from one or more of our competitors, our success is dependent upon our ability to attract customers away from their existing providers.

In addition, other established or new companies may develop or market technologies or products competitive with, or superior to, ours.  We cannot assure you that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than ours or that would render our products and services obsolete.  Our success will depend in large part on our ability to maintain a competitive position with our products and services.

Lower than expected market acceptance of our products or services would negatively impact our business.

 We continue to develop and introduce new products.  End-users will not begin to use our products or services unless they determine that our products and services are reliable, cost-effective and an effective means of communication.    These and other factors may affect the rate and level of market acceptance of our products and services, including:

•	our price relative to competing products or services or alternative means of communication;
•	effectiveness of our sales and marketing efforts;
•	perception by our targeted end-users of our systems' reliability, efficacy and benefits compared to competing technologies;
•	willingness of our targeted end-users to adopt new technologies; and
•	development of new products and technologies by our competitors.

If our products and services do not achieve market acceptance, our ability to achieve any level of profitability would be harmed and our stock price would decline.

Price competition would negatively impact our business.

Our profitability could be negatively affected as a result of competitive price pressures in the sale of unified communications products, which could cause us to reduce the price of our products or services.  Any such reduction could have an adverse impact on our margins and profitability.  Our competitors may also offer bundled service arrangements offering a more complete product despite the technical merits or advantages of our products.  Moreover, our competitors' financial resources may allow them to offer services at prices below cost or even for free to maintain and gain market share or otherwise improve their competitive positions.  Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete resulting in lower gross profit and lower profitability.

We depend on contract manufacturers to manufacture substantially all of our products, and any delay or interruption in manufacturing by these contract manufacturers would result in delayed or reduced shipments to our customers and may harm our business.

We bundle certain of our services with telephone and network hardware that we acquire from third parties. We do not have long-term purchase agreements with our contract manufacturers and we depend on a concentrated group of contract manufacturers for a substantial portion of manufacturing our products. There can be no assurance that our contract manufacturers will be able or willing to reliably manufacture our products, in volumes, on a cost-effective basis or in a timely manner. If we cannot compete effectively for the business of these contract manufacturers, or if any of the contract manufacturers experience financial or other difficulties in their businesses, our revenue and our business could be adversely affected. In particular, if one of our contract manufacturers decides to cease doing business with us or becomes subject to bankruptcy proceedings, we may not be able to obtain any of our products made by the contract manufacturer, which could be detrimental to our business.

We could be liable for breaches of security on our web site, fraudulent activities of our users, or the failure of third-party vendors to deliver credit card transaction processing services.

A fundamental requirement for operating an Internet-based, worldwide voice communications service and electronically billing our customers is the secure transmission of confidential information and media over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled and states may enact their own rules with which we may not comply. We rely on third party providers to process and guarantee payments made by our subscribers up to certain limits, and we may be unable to prevent our customers from fraudulently receiving goods and services. Our liability risk will increase if a larger fraction of our transactions involve fraudulent or disputed credit card transactions. Any costs we incur as a result of fraudulent or disputed transactions could harm our business. In addition, the functionality of our current billing system relies on certain third-party vendors delivering services. If these vendors are unable or unwilling to provide services, we will not be able to charge for our services in a timely or scalable fashion, which could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

We have historically experienced losses due to subscriber fraud and theft of service and may again in the future.

In the past, subscribers have obtained access to our service without paying for monthly service and international toll calls by unlawfully using our authorization codes or by submitting fraudulent credit card information. To date, such losses from unauthorized credit card transactions and theft of service have not been significant. We have implemented anti-fraud procedures in order to control losses relating to these practices, but these procedures may not be adequate to effectively limit all of our exposure in the future from fraud. If our procedures are not effective, consumer fraud and theft of service could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

System disruptions could cause delays or interruptions of our service, which could cause us to lose customers or incur additional expenses.

Our success depends on our ability to provide reliable service. Although we have designed our network service to minimize the possibility of service disruptions or other outages, our service may be disrupted by problems on our system, such as malfunctions in our software or other facilities, overloading of our network and problems with the systems of competitors with which we interconnect, such as physical damage to telephone lines and power surges and outages. Although we have experienced isolated power disruptions and other outages for short time periods, we have not had system-wide disruptions of a sufficient duration or magnitude that had a significant impact on our customers or our business. Any significant disruption in our ability to provide reliable service could cause us to lose customers and incur additional expenses.

Business disruptions, including disruptions caused by security breaches, extreme weather, terrorism or other disasters, could harm our future operating results.

The day-to-day operation of our business is highly dependent on the integrity of our communications and information technology systems, and on our ability to protect those systems from damage or interruptions by events beyond our control. Sabotage, computer viruses or other infiltration by third parties could damage our systems. Such events could disrupt our service, damage our facilities, damage our reputation, and cause us to lose customers, among other things, and could harm our results of operations. In addition, a catastrophic event could materially harm our operating results and financial condition. Catastrophic events could include a terrorist attack on the United States, or major natural disasters, extreme weather, earthquake, fire, or similar event that affects our central offices, corporate headquarters, network operations center or network equipment. We believe that communications infrastructures, such as the one on which we rely, may be vulnerable in the case of such an event, and our markets, which are metropolitan markets, or Tier 1 markets, may be more likely to be the targets of terrorist activity.

Our future operating results may vary substantially from period to period and may be difficult to predict.

On an annual and a quarterly basis, there are a number of factors that may affect our operating results, many of which are outside our control. These include, but are not limited to:

•	changes in market demand;
•	customer cancellations;
•	competitive market conditions;
•	new product introductions by us or our competitors;
•	market acceptance of new or existing products;
•	cost and availability of components;
•	timing and level of expenditures associated with new product development activities;
•	mix of our customer base and sales channels;
•	mix of products sold;
•	continued compliance with industry standards and regulatory requirements; and
•	general economic conditions.

These factors are difficult to forecast and may contribute to substantial fluctuations in our quarterly revenues and substantial variation from our projections.  Any failure to meet investor expectations regarding our operating results may cause our stock price to decline.

We may experience delays in introducing products or services to the market and our products or services may contain defects which could seriously harm our results of operations.

We may experience delays in introducing new or enhanced products or services to the market.  Such delays, whether caused by factors such as unforeseen technology issues or otherwise, could negatively impact our sales revenue in the relevant period.  In addition, we may terminate new product, service or enhancement development efforts prior to any introduction of a new product, service or enhancement.  Any delays for new offerings currently under development or any product defect issues or product recalls could adversely affect the market acceptance of our products or services, our ability to compete effectively in the market, and our reputation, and therefore, could lead to decreased sales and could seriously harm our results of operations.

It may be difficult for us to identify the source of the problem when there is a network problem.

We must successfully integrate our service with products from third party vendors and carriers.  When network problems occur, it may be difficult for us to identify its source.  This may result in the loss of market acceptance of our products and we may incur expenses in connection with any necessary corrections.

Decreasing telecommunications rates may diminish or eliminate our competitive pricing advantage in the VoIP business.

Telecommunications rates in the markets in which we do business have and may continue to decrease, which may eliminate the competitive pricing advantage of our services.  Customers who use our services to benefit from our current pricing advantage may switch to other providers if such pricing advantage diminishes.  Further, continued rate decreases by our competitors may require us to lower our rates, which will reduce or possibly eliminate any gross profit from our services.

We rely on third party network service providers for certain aspects of our VoIP business.

Rather than deploying our own network, we leverage the infrastructure of third party service providers to provide telephone numbers, public switched telephone network, or PSTN, call termination and origination services, and local number portability for our customers.  Though this has lowered our operating costs in the short term, it has also reduced our operating flexibility and ability to make timely service changes.  If any of the third party service providers stop providing the services on which we depend, the delay in switching the underlying services to another service provider, if available, and qualifying this new service could adversely affect our business.

While we believe that we have good relationships with our current service providers, we can give no assurance that they will continue to supply cost-effective services to us in the future or that we will be successful in signing up alternative or additional providers.  Although we believe we could replace our current providers, if necessary, our ability to provide service to our customers would be impacted during this timeframe, which could adversely affect our business.

Our growth may be limited by certain aspects of our VoIP service.

Our VoIP services are not the same in all respects as those provided by traditional telephone service providers.  For example:

•
In some cases, we utilize a data circuit rather than traditional wireline voice circuits to interconnect to existing customer equipment.  This requires the additional use of a modem and gateway on the customer's premises, which is an unfamiliar concept for many of our customers.

•	Our emergency calling service is different.
•
Our customers may experience higher dropped-call rates and other call quality issues because our services depend on data networks rather than traditional voice networks and these services have more single points of failure than traditional wireline networks.

•	Our customers cannot accept collect calls.
•	Our services are interrupted in the event of a power outage or if Internet access is interrupted.

Because our continued growth depends on our target market adopting our services, our ability to adequately address significant differences through our technology, customer services, marketing and sales efforts is important.  If potential customers do not accept the differences between our service and traditional telephone service, they may not subscribe to our VoIP services and our business would be adversely affected.

Our growth in the VoIP business may be negatively affected if we are unable to improve our process for local number portability provisioning.

Local number portability, which is considered an important feature by many customers, allows a customer to retain their existing telephone numbers when subscribing to our services.  The customer must maintain their existing telephone service during the number transfer process.  Although we are taking steps to reduce how long the process takes, currently the process of transferring numbers can take 20 business days or longer.  By comparison, generally, transferring wireless telephone numbers among wireless service providers takes several hours, and transferring wireline telephone numbers among traditional wireline service providers takes a few days.  The additional time our process takes is due to our reliance on third party carriers to transfer the numbers and any delay by the existing telephone service provider may contribute to the process.  If we fail to reduce the amount of time the process takes, our ability to acquire new customers or retain existing customers may suffer.

Our success in the VoIP business also depends on our ability to handle a large number of simultaneous calls.

We expect the volume of simultaneous calls to increase significantly as our customer base grows.  Our network hardware and software may not be able to accommodate this additional volume.  This could result in a decreased level of operating performance, disruption of service and a loss of customers, any of which could adversely affect our business.

A higher rate of customer terminations would reduce our revenue or require us to spend more money to grow our customer base in the VoIP business.

We must acquire new customers on an ongoing basis to maintain our existing level of customers and revenues due to customers that terminate our service.  As a result, marketing expense is an ongoing requirement of our business.  If our churn rate increases, we will have to acquire even more new customers to maintain our existing revenues.  We incur significant costs to acquire new customers, and those costs are an important factor in  achieving future profitability.  Therefore, if we are unsuccessful in retaining customers or are required to spend significant amounts to acquire new customers, our revenue could decrease and our net losses could increase.

Our success also depends on third parties in our distribution channels.

We currently sell our products both directly to customers and through resellers.  We may not be successful in developing additional distribution relationships.  Agreements with distribution partners generally provide for one-time or recurring commissions based on our list prices, and do not require minimum purchases or restrict development or distribution of competitive products.  Therefore, entities that distribute our products may compete with us.  In addition, distributors and resellers may not dedicate sufficient resources or give sufficient priority to selling our products.  Our failure to develop new distribution channels, the loss of a distribution relationship or a decline in the efforts of a reseller or distributor could adversely affect our business.

We need to retain key personnel to support our products and ongoing operations.

The development and marketing of our products will continue to place a significant strain on our limited personnel, management, and other resources.  Our future success depends upon the continued services of our executive officers and other key employees who have critical industry experience and relationships that we rely on to implement our business plan.  None of our officers or key employees are bound by employment agreements for any specific term.  The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell our products which could adversely affect our financial results and impair our growth.  We currently do not maintain key person life insurance policies on any of our employees.

Risks Relating to Our Industry

We face risks associated with our products and services and their development, including new product or service introductions and transitions.

The communications market is going through a period of rapid technological changes and frequent introduction of new and enhanced products, which may result in products or services that are superior to ours.  To compete successfully in this market, we must continue to design, develop, manufacture, and sell new and enhanced products and services that provide increasingly higher levels of performance and reliability at lower cost and respond to customer expectations.  Our success in designing, developing, manufacturing, and selling such products and services will depend on a variety of factors, including:

•	our ability to timely identify new technologies and implement product design and development;
•	the scalability of our software products; and
•	our ability to successfully implement service features mandated by federal and state law.

If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our products or services may become less useful or obsolete and our operating results will suffer.  Additionally, properly addressing the complexities associated with compatibility issues, sales force training, and technical and sales support are also factors that may affect our success.

Because the communications industry is characterized by competing intellectual property, we may be sued for violating the intellectual property rights of others.

The communications industry is susceptible to litigation over patent and other intellectual property rights.  Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of patent litigation actions is often uncertain.  We have not conducted an extensive search of patents issued to third parties, and no assurance can be given that third party patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed, or could not be filed or issued.

From time to time, we have received, and may continue to receive in the future, notices of claims of infringement, or potential infringement, of other parties' proprietary rights.   If we become subject to a patent infringement or other intellectual property lawsuit and if the relevant patents or other intellectual property were upheld as valid and enforceable and we were found to infringe or violate the terms of a license to which we are a party, we could be prevented from selling our products unless we could obtain a license or were able to redesign the product to avoid infringement.  If we were unable to obtain a license or successfully redesign our products, we might be prevented from selling our products.  If there is an allegation or determination that we have infringed the intellectual property rights of a third party, we may be required to pay damages, or a settlement or ongoing royalties.  In these circumstances, we may be unable to sell our products at competitive prices or at all, our business and operating results could be harmed and our stock price may decline.

Inability to protect our proprietary technology would disrupt our business.

We rely in part on patent, trademark, copyright, and trade secret law, and nondisclosure agreements to protect our intellectual property in the United States and abroad.  As of September 27, 2010, we had two patents and one patent pending relating to telecommunications and security.  We may not be able to protect our proprietary rights in the United States or abroad, and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours.  Moreover, litigation may be necessary in the future to enforce our intellectual property rights.  Such litigation could result in substantial costs and diversion of management time and resources and could adversely affect our business.

Our VoIP products must comply with industry standards, which are evolving.

Market acceptance of VoIP is, in part, dependent upon the adoption of industry standards so that products from various manufacturers can interoperate.  Currently, industry leaders do not agree on which standards should be used for a particular application, and the standards continue to change.  Our VoIP telephony products rely significantly on communication standards (e.g., SIP and MGCP) and network standards (e.g., TCP/IP and UDP) to interoperate with equipment of other vendors.  As standards change, we may have to modify our existing products or develop and support new versions of our products.  The failure of our products and services to comply, or delays in compliance, with industry standards could delay or interrupt production of our VoIP products or harm the perception and adoption rates of our service, any of which would adversely affect our business.

Future regulation of VoIP services could limit our growth.

The VoIP industry may be subject to increased regulation.  In addition, established telecommunication companies may devote substantial lobbying efforts to influence the regulation of the VoIP industry in a manner that is contrary to our interests.  Increased regulation and additional regulatory funding obligations at the federal and state level could require us to either increase the retail price for our VoIP services, which would make us less competitive, or absorb such costs, which would decrease our profit margins.

Our emergency and 911 calling services differ from those offered by traditional telephone service providers and may expose us to significant liability in the VoIP business.

Traditional telephone service providers route emergency calls over a dedicated infrastructure directly to an emergency services dispatcher in the caller's area. Generally, the dispatcher automatically receives the caller's phone number and location information. Our 911 service, where offered, operates in a similar manner. However, the only location information that our 911 service can transmit to an emergency service dispatcher is the information that our customers have registered with us. A customer's registered location may be different from the customer's actual location at the time of the call, and the customer, in those instances, would have to verbally inform the emergency services dispatcher of his or her actual location at the time of the call.

The operation of our 911 service may vary depending on the specific location of the customer. In some areas, emergency calls are delivered with the caller's address or callback number.   In other areas the emergency call may be delivered without the caller's address or callback number. In some cases calls may be delivered to a call center that is run by a third-party provider, and the call center operator will coordinate connecting the caller to the appropriate Public Safety Answering Point or emergency services provider and providing the customer's service location and phone number to those local authorities. In late July 2008, the "New and Emerging Technologies 911 Improvement Act of 2008" was enacted.  This law provides public safety, interconnected VoIP providers and others involved in handling 911 calls the same liability protections when handling 911 calls from interconnected VoIP users as from mobile or wired telephone service users. We do not know what effect this law will have on our 911 solution at this time. Also, we may be exposed to liability for 911 calls made prior to the adoption of this new law although we are unaware of any such liability.

Delays our customers encounter when making emergency services calls and any inability of the answering point to automatically recognize the caller's location or telephone number can result in life threatening consequences. In addition, if a customer experiences an Internet or power outage or network failure, the customer will not be able to reach an emergency services provider using our services. Customers may attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result of any failure of our 911 services and, unlike traditional wireline and wireless telephone providers, with the exception of the 2008 Act mentioned above, we know of no other  state or federal provisions that currently indemnify or limit our liability for connecting and carrying emergency 911 phone calls over IP networks.

If we fail to comply with FCC regulations requiring us to provide E911 services, we may be subject to significant fines or penalties in the VoIP business.

In May 2005, the FCC required VoIP providers that interconnect with the PSTN to provide E911 service.  On November 7, 2005, the Enforcement Bureau of the FCC issued a notice stating the information required to be submitted to the FCC in E911 compliance letters due by November 28, 2005.  In this notice, the Enforcement Bureau stated that, although it would not require providers that had not achieved full E911 compliance by November 28, 2005 to discontinue the provision of VoIP services to any existing customers, it did expect that such providers would discontinue marketing VoIP services, and accepting new customers for their services, in all areas where they are not transmitting 911 calls to the appropriate PSAP in full compliance with the FCC's rules.  On November 28, 2005, we filed our E911 compliance report.  On March 12, 2007, we received a letter from the Enforcement Bureau requesting that we file an updated E911 Status Report no later than April 11, 2007.  On April 11, 2007, we responded to the FCC and indicated that (i) 95.4% of our VoIP subscribers receive 911 service in full compliance with the FCC's rules, (ii) we do not accept new VoIP customers in areas where it is not possible to provide 911 service in compliance with the FCC rules, (iii) we currently serve only a very small number of existing subscribers in areas where we have not yet deployed a 911 network solution that is fully compliant with the FCC's regulations and were provisioned with new service after November 28, 2005, and (iv) we have procedures in place to ensure that no new subscribers are being provisioned in non-compliant areas.

The FCC may determine that services we may offer based on nomadic emergency calling do not satisfy the requirements of its VoIP E911 order because, in some instances, a nomadic emergency calling solution may require that we route an emergency call to a national emergency call center instead of connecting subscribers directly to a local PSAP through a dedicated connection and through the appropriate selective router.  The FCC may issue further guidance on compliance requirements in the future that might require us to disconnect those subscribers not receiving access to emergency services in a manner consistent with the VoIP E911 order.  The effect of such disconnections, monetary penalties, cease and desist orders or other enforcement actions initiated by the FCC or other agency or task force against us could have a material adverse effect on our financial position, results of operations, cash flows or business reputation.  On June 1, 2007, the FCC released a Notice of Proposed Rulemaking in which they tentatively conclude that all VoIP service providers that allow customers to use their service in more than one location (nomadic VoIP service providers) must utilize an automatic location technology that meets the same accuracy standards which apply to providers of commercial mobile radio services (mobile phone service providers).  The outcome of this proceeding cannot be determined at this time and we may or may not be able to comply with any such obligations that may be adopted.  At present, we currently have no means to automatically confirm the physical location of a subscriber if the service is such that the subscriber is connected via the Internet.  The FCC's VoIP E911 order has increased our cost of doing business and may adversely affect our ability to deliver our service to new and existing customers in all geographic regions or to nomadic customers who move to a location where emergency calling services compliant with the FCC's mandates are unavailable.  We cannot guarantee that emergency calling service consistent with the VoIP E911 order will be available to all of our subscribers.  The FCC's current VoIP E911 order, follow-on orders or clarifications, or their impact on our customers due to service price increases or other factors, could have a material adverse affect on our business, financial position and results of operations.

Our inability to comply with the requirements of federal law enforcement agencies could adversely affect our VoIP business.

Broadband Internet access services and VoIP services are subject to CALEA.  Currently, our CALEA solution is fully deployed in our network.  However, we could be subject to an enforcement action by the FCC or law enforcement agencies for any delays related to meeting, or if we fail to comply with, any current or future CALEA obligations.  Such enforcement actions could subject us to fines, cease and desist orders, or other penalties, any of which could adversely affect our business.

Our inability to comply with the requirements of federal and other regulations related to customer proprietary network information could adversely affect our VoIP business.

We are subject to the customer proprietary network information, or CPNI, rules. CPNI includes information such as the phone numbers called by a consumer; the frequency, duration, and timing of such calls; and services purchased by the consumer, such as call waiting, call forwarding, and caller ID.  Under the current rules, generally, except in connection with providing existing services to a customer, carriers may not use CPNI without customer consent.  We do not currently use our customer's CPNI in a manner which would require us to obtain consent, but if we do in the future, we will be required to adhere to specific CPNI rules. If we fail to comply with any current or future CPNI rules, we could be subject to enforcement action or other penalties, any of which could adversely affect our business.

Our VoIP business may suffer if we fail to comply with funding requirements of state or federal funds, or if our customers cancel service due to the impact of these price increases to their service.

Currently, VoIP providers must contribute to the federal USF.  There is a risk that states may attempt to assert state USF contribution requirements and other state and local charges.  In addition, VoIP providers are subject to Section 225 of the Communications Act, which requires contribution to the TRS fund and requires VoIP providers to offer 711 abbreviated dialing for access to relay services.  Although we contribute to the TRS fund, we have not yet implemented a solution for the 711 abbreviated dialing requirement.  We cannot predict the impact of these types of obligations on our business or our ability to comply with them.  We will likely pass these additional costs on to our customers and the impact of this price increase or our inability to recoup our costs or liabilities or other factors could adversely affect our business.  We may be subject to enforcement actions if we are not able to comply with these new requirements.

We may be subject to liabilities for past telecom taxes, sales taxes, surcharges and fees.

We collect telecom taxes, sales taxes, surcharges and fees from our customers.  The amounts collected from our customers are remitted to the proper authorities.  While we believe we have collected and remitted appropriately, it is possible that substantial claims for back taxes may be asserted against us, which could adversely affect our business financial condition or operating results.  In addition, future expansion of our service, along with other aspects of our evolving business, may result in additional tax obligations.  One or more taxing authorities may seek to impose sales, use or other tax collection obligations on us.  We have received inquiries or demands from numerous state authorities and may be subjected to audit at any time.  A successful assertion by one or more taxing authorities that we should collect sales, use or other taxes on the sale of our services could result in substantial tax liabilities for past sales, could decrease our ability to compete with traditional telephone companies, and could adversely affect our business.

Our ability to offer new VoIP services outside the United States is subject to the local regulatory environment.

The regulations and laws applicable to the VoIP market outside the United States are various and often complicated and uncertain.  Because of our relationship with certain resellers, some countries may assert that we are required to register as a provider in their country.  The failure by us, our customers or our resellers to comply with applicable laws and regulations could adversely affect our business.

Risks Related to the Market for Our Common Stock

Our board of directors has the right to issue additional shares of common stock or preferred stock, without stockholder consent, which could have the effect of creating substantial dilution or impeding or discouraging a takeover transaction.

Pursuant to our certificate of incorporation, our board of directors may issue additional shares of common or preferred stock.  Any additional issuance of common stock or the issuance of preferred stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, thereby protecting the continuity of our management.  Specifically, if in the due exercise of its fiduciary obligations, our board of directors was to determine that a takeover proposal was not in the best interest of the Company or our stockholders, shares could be issued by our board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;
•	putting a substantial voting block in institutional or other hands that might undertake to support the incumbent board of directors; or
•	effecting an acquisition that might complicate or preclude the takeover

Hale will continue to own a substantial amount of our stock after the rights offering and has the right to appoint a majority of our directors, which ownership and board control will give them significant influence over our business.

After the rights offering, we anticipate that Hale will beneficially own approximately 68% of our outstanding common stock assuming all of our stockholders other than Hale exercise their subscription rights in full and subscribe to purchase all of the shares that are subject to Hale's subscription rights.  If none of our stockholders exercise their subscription rights, we anticipate that Hale will beneficially own approximately 86% of our outstanding common stock. Accordingly, Hale will have significant influence over the outcome of matters submitted to our stockholders for approval.  Hale's significant ownership also could affect the market price of our common stock by, for example, delaying, deferring or preventing a change in corporate control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, Hale currently has the right to appoint three of the five members of our board of directors.  See "MANAGEMENT—Contractual Board Appointments."

An investment in our company may be diluted in the future as a result of the issuance of additional securities, or the exercise of options or warrants.

To raise additional capital to fund our business plan, we may, although we currently do not intend to, issue additional shares of common stock or securities convertible, exchangeable or exercisable into common stock from time to time, which could result in substantial dilution to current stockholders.  The issuance of additional debt securities would result in increased expenses and could result in covenants that would restrict our operations.  No arrangements for any such offering exist, and no assurance can be given concerning the terms of any future offering or that we will be successful in issuing common stock or other securities at all.  If adequate funds are not available, we may not be able to continue our operations or implement our planned additional research and development activities, any of which would adversely affect our results of operations and financial condition.

We may be the subject of securities class action litigation due to future stock price volatility.

In the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock.  If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit.  The lawsuit could also divert the time and attention of our management.

We have never paid dividends on our common stock, and we do not anticipate paying any dividends in the foreseeable future.

We have paid no cash dividends on our common stock to date.  In addition, we are currently restricted from paying any dividends on our common stock under the terms of the 2010 notes.  Even absent such restriction, we currently intend to retain our future earnings, if any, to fund the development and growth of our business.  In addition, the terms of any future debt or credit facility, if any, may preclude us from paying dividends.  As a result, capital appreciation, if any, of our common stock will be our stockholders' sole source of gain for the foreseeable future.

Our common stock is quoted on the OTC Bulletin Board, which may be detrimental to investors.

 Our common stock is currently quoted on the OTC Bulletin Board.  Stocks quoted on the OTC Bulletin Board generally have limited trading volume and exhibit a wide spread between the bid/ask quotation.  Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active.

Our common stock is subject to penny stock rules.

Our common stock is subject to Rule 15g-1 through 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers who sell our common stock to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000 (or $300,000 together with their spouse)).  For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale.  This rule adversely affects the ability of broker-dealers to sell our common stock and purchasers of our common stock to sell their shares of such common stock.  Additionally, our common stock is subject to the SEC regulations for "penny stock."  Penny stock includes any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions.  The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock.  This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock.  The regulations also require that monthly statements be sent to holders of penny stock which disclose recent price information for the penny stock and information of the limited market for penny stocks.  These requirements adversely affect the market liquidity of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements," which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of financial resources.  These forward-looking statements include, without limitation, statements regarding:  proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our financial position, results of operations and our liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; and statements of management's goals and objectives and other similar expressions concerning matters that are not historical facts.  Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made and management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  Important factors that could cause such differences include, but are not limited to:

•	our ability to deploy our solutions and develop new products;
•	our ability to grow revenue, and in amounts greater than our operating and capital expenditures;
•	our ability to evaluate our current and future prospects;
•	access by us and our customers to financing;
•	our ability to keep pace with changes in technology;
•	our ability to protect our intellectual property;
•	competition and competitive factors;
•	the amount of capital expenditures required to grow our business;
•	our ability to comply with government regulation affecting our business;
•	the impact of worldwide economic conditions; and
•	the other factors discussed under the heading "Risk Factors."

Forward-looking statements speak only as of the date the statements are made.  You should not put undue reliance on any forward-looking statements.  We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws.  If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

This prospectus covers 442,392,688 shares of our common stock, which may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders.

DETERMINATION OF OFFERING PRICE

The selling stockholders may offer and sell the shares of common stock covered by this prospectus at prevailing market prices or privately negotiated prices. See "Plan of Distribution."

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock trades publicly on the OTC Bulletin Board under the symbol "TNXI".  The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities.  The OTC Bulletin Board securities are traded by a community of market makers that enter quotes and trade reports.  The closing price of our common stock on the OTC Bulletin Board on September 27, 2010, was $0.03 per share.

The following table sets forth the high and low bid prices per share of our common stock by the OTC Bulletin Board for the periods indicated as reported on the OTC Bulletin Board.

For the year ended December 31, 2010	High	Low
Third Quarter (through September 27, 2010)	$0.08	$0.03
Second Quarter	$0.10	$0.05
First Quarter	$0.14	$0.04

For the year ended December 31, 2009
Fourth Quarter	$0.10	$0.04
Third Quarter	$0.14	$0.08
Second Quarter	$0.18	$0.07
First Quarter	$0.11	$0.06

For the year ended December 31, 2008
Fourth Quarter	$0.19	$0.06
Third Quarter	$0.65	$0.18
Second Quarter	$1.65	$0.35
First Quarter	$2.54	$1.59

The quotes represent inter-dealer prices, without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.  The trading volume of our securities fluctuates and may be limited during certain periods.  As a result of these volume fluctuations, the liquidity of an investment in our securities may be adversely affected.

Holders of Record

As of September 21, 2010, 344,659,562 shares of our common stock were issued and outstanding, and held by approximately 118 stockholders of record.

Dividends

We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. In addition, we are restricted from paying any dividends on our common stock under the terms of the 2010 notes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, any contractual restrictions, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and such other factors as our board of directors may deem appropriate.

BUSINESS

Overview

Telanetix, Inc. was originally incorporated in the State of Nevada in November 2002 under the name "AER Ventures, Inc."  On August 18, 2005, AER Ventures, Inc., or "AER" entered into an exchange agreement with Telanetix, Inc., a California corporation, or "Telanetix-California," a company that had been engaged in the development of next generation telepresence videoconferencing solutions since 2001.  Under the exchange agreement, AER acquired all of the outstanding capital stock of Telanetix-California in exchange for the issuance by AER to the stockholders of Telanetix-California of an aggregate of 7,254,000 shares of AER common stock.  As a result of the exchange, Telanetix-California became AER's wholly-owned subsidiary.  In connection with the exchange AER experienced a change of control, and the exchange was treated as a "reverse merger" for accounting purposes.  AER reincorporated from a Nevada corporation to a Delaware corporation on March 15, 2006, and changed its  name to "Telanetix, Inc."

From 2002 until the second quarter of 2007, our sole business was the development and sale of telepresence solutions.  During this time we developed our telepresence solution, established channel partner relationships and began selling our telepresence systems directly to end-users.

In April 2007, we acquired AVS Installation Limited Liability Company and Union Labor Force One Limited Liability Company, to which together we refer to as "AVS."  AVS provides integration, consultation and implementation solutions for customers desiring audio-visual and videoconferencing systems and products.  AVS, as our wholly-owned subsidiary, operated as a sales and integration arm for our video products.  With the acquisition of AVS, we expanded our business to provide integration, consultation and implementation solutions for customers desiring audio-visual, videoconferencing, and telepresence systems and products.  Through September 2007, our revenues were derived solely from the sale of telepresence and audio-visual solutions.

In September 2007, we acquired AccessLine Holdings, Inc., or "AccessLine."  AccessLine is a Bellevue, Washington-based provider of hosted VoIP solutions to the small-and-medium business marketplace. AccessLine's product offerings include VoIP phone lines and systems, conference calling, online fax services, toll free numbers, follow-me numbers, unified messaging and virtual receptionist.  The AccessLine acquisition expanded our IP communications offerings to include a variety of voice and messaging solutions. Its revenues principally consist of monthly, activation, and usage fees from communication solutions, which include mobility solutions, PBX enhancements, single number solutions and unified messaging, voice messaging, paging, and bundled solutions of phone equipment and service.

In October 2009, we transferred all of the issued and outstanding membership interests of AVS to an individual purchaser.  The membership interests were transferred for nominal consideration.  In connection with the transfer, all underlying assets and liabilities were retained by AVS.  We determined that the total amount of consideration we received, along with strengthening of our balance sheet that we recognized by the transfer of the liabilities of AVS to the purchaser as a result of the transfer of the membership interests, represented fair value for the membership interests.   We completed the disposition of the membership interests, and consequently the assets used in and liabilities arising from the business operations of AVS, on October 27, 2009. We no longer hold any ownership interest in AVS.

In December 2009, our board of directors made a decision to conclude efforts to seek strategic alternatives regarding the operations, assets and intellectual property relating to our Digital Presence product line so that we could focus on growing AccessLine's business, which has been experiencing year over year revenue growth.  Our Digital Presence product line experienced a dramatic sales decline in both 2009 and 2008 as compared to prior years.  Our board of directors directed management to finalize negotiations with interested parties, if any, to sell the assets related to our Digital Presence product line or cease incurring costs related to its development.

As a result of the sale of AVS, and the potential sale or ceasing of all activities related to the development our Digital Presence product line, we have reflected our video and telepresence activity as discontinued operations in our 2009 and 2008 consolidated financial statements. We are now solely focused on growing our AccessLine-branded Voice Services.

Our Business

Through our AccessLine-branded Voice Services, we provide customers with a range of business phone services and applications.  At the core of these business phone services are proprietary software components, all of which are developed internally and loaded on standard commercial grade servers.  The AccessLine phone services can be delivered with a variety of hosted features configured to meet the application needs of the customer.  By delivering business phone service to the market in this manner, our Voice Services offers flexibility to customers and can serve a variety of business sizes.

AccessLine offers the following hosted VoIP services: Digital Phone Service, SIP Trunking Service and individual phone services.  Digital Phone Service replaces a customer's existing telephone lines with a VoIP alternative. It is sold as a complete solution where we bundle our software applications and hosted network services with business-class phone equipment which is manufactured by third parties.  This service is targeted at small businesses looking for a fully integrated solution that does not require expert assistance to install; the customer has the ability to select the number of phone stations (from 2 to 20), number of phone lines (from 2 to 8) and types of phone numbers. SIP Trunking Service is for larger businesses that already have their own PBX equipment and is targeted at those businesses with large calling volumes looking for cost effective alternatives to traditional carrier offerings. SIP Trunking Service does not include user equipment such as business phones, and can support businesses with hundreds of employees.

As part of our individual phone service product offerings, AccessLine offers a variety of other phone services, including, conferencing calling services, toll-free service plans, a virtual phone system with after hours answering service that routes calls based on specific business needs, find-me and follow-me services, a full featured voice mail system that instantly contacts a customer via an email or cell phone text message the moment such customer receives a new voice mail or fax, and the ability to manage faxes from virtually anywhere.

AccessLine also offers non-hosted solutions such as its SmartOfficeTM product that provides a variety of communication services.  A customer can select the SmartOffice features necessary to meet that customer's individual needs.

Our revenues principally consist of: monthly, activation, and usage fees from communication solutions, which include mobility solutions, PBX enhancements, single number solutions and unified messaging, voice messaging, paging, and bundled solutions of phone equipment and service.

Products and Services

Digital Phone System

Our Digital Phone System is designed specifically for small businesses and home offices.  Configurations are available for the home office, supporting one to three phone lines, and for small businesses with systems supporting two to eight phone lines.  Each system is sold with hardware including a network gateway and desktop phones or cordless phones.  We have designed our Digital Phone Systems to be:

•	easy to purchase
•	easy to install
•	simple to use
•	fully featured
•	flexible; and
•	affordable

We have designed the system to be easy to purchase.  Ordering can be done through a phone call to one of our sales representatives and the system will be delivered to the customer's door within days.

Once the consumer has a Digital Phone System, the consumer simply plugs the network gateway devise onto a standard broadband (DSL or cable) modem for connection to the Internet.   Our software automates the process of configuring the equipment and assigning the telephone numbers.  There is no additional hardware or technical assistance needed to install the system.

Our Digital Phone service is an easy to use, full VOIP service.  Accordingly, it has a full range of voice services.  Features such as conference calling, voicemail, call transfer, call forwarding and over 40 other calling features come standard with the Digital Phone Service.  Additional features, such as auto attendant, automated menus, webfax and more can be purchased to customize and upgrade the services to fit the consumer's individual requirements.  Because the features are software based, they can be initialized from our network operations center; without the requirement for additional consumer equipment, installation or technical support.

Our Digital Phone VOIP services are designed to provide full featured small business and home office phone services, at significant savings compared to traditional telephone services.  The Digital Phone Service centralizes most of the calling functions within the network, eliminating expensive customer premise equipment, such as a PBX.  Unlike expensive systems designed for large corporations, our Digital Phone system lets the consumer purchase only the equipment and service that it needs, and affords the flexibility to add more lines, more phones, and more features as their business grows.

SIP Trunking Services

For the larger business customers we offer two services.  Our SmartVoice Express services is a fully configured enterprise hardened service that is designed to provide more features at a lower cost than traditional phone service.  Our SIP Trunking product is a service we offer that allows us to provide our high quality voice service to large businesses that already have a PBX installed.  Each of our enterprise services connects a customer's existing telephone infrastructure and PBX to our VoIP network.  Each of our services provides the savings and flexibility of a VoIP service, but with the ability to scale to meet the needs of the larger business enterprise.

SmartVoice Express replaces existing telephone lines with a VoIP alternative, but allows the customer to keep using its current phone equipment.  With SmartVoice Express a VoIP gateway is installed in each of the customer's offices. The gateway connects to the existing phone system and links to the customer's existing broadband  connection.

Individual Phone Services

We also offer customers a variety of individual phone services.  These services are integrated into our home office, small business and enterprise business phone services.  They can also be purchased "a la carte", even if the customer is not using one of our complete phone systems.

•	SMARTConference. Conference calling service includes instant access, toll free dial in, no setup fees, and web controls. Scheduled and reservationless conferencing options.
•	SMART800. Provides quality product at great rates with toll free service plans for 800 numbers, including options such as voice mail and vanity 800 numbers.
•	SMARTOffice. Virtual Phone System auto attendant with after hours answering service, Virtual Receptionist and Virtual PBX. Route calls based on specific business needs.
•	SMARTNumber. Find-me & follow-me service provides the convenience of a single number which can be forwarded to reach any phone.
•	SMARTMessage. Full featured voice mail system that instantly contacts the customer via an email or cell phone text message the moment a new voice mail or fax arrives.
•	SMARTFax. Manage online faxes from virtually anywhere - freeing the customer to receive and view faxes at any time from any location.

All of the services are available individually or they can be combined to meet a particular customers needs.

Market

Our AccessLine Voice subsidiary has been offering business phone solutions and applications to the business market since 1998, and currently targets the small and mid-sized business market in the United States. According to Access Market International Partners Study, April 2007, there are over 15 million businesses in the U.S. with 50 employees or fewer, by far the largest share of the business marketplace for telephony services.

Distribution

The AccessLine Voice Services are brought to market through direct sales and through select channel partners.  AccessLine has established channel partner relationships with two large business retailers in the United States, Office Depot and Costco.  Both retailers market AccessLine's business phone service through online distribution, much of which is fully automated.  In addition, the AccessLine Voice Division sells directly to the business market via online advertising and direct fulfillment.

Suppliers

All of AccessLine's primary software system components have been developed internally by the AccessLine product and software development team.  AccessLine's software conforms to industry accepted telecommunications standards.  Accordingly, AccessLine is able to leverage third-party components within its platform and to integrate with the wide variety of equipment employed by its customers.

AccessLine uses off-the-shelf generic products to construct the network on which AccessLine software operates and delivers its services.  These components include VoIP gateways for IP switching and routing, standard high-quality servers and bulk storage solutions, standard operating systems and database software, various carrier suppliers for wide area transmission facilities, various suppliers for customer access, and various suppliers for its public telephony interconnections.

Competition

AccessLine competes with traditional phone service carriers, as well as cable companies and alternative voice and video communication providers, including those that also base their service on VoIP technology.  The traditional phone service carriers, such as AT&T, Qwest Communications and Verizon Communications, are our primary competitors and have historically dominated their regional markets.  These competitors are substantially larger and better capitalized than we are and have the advantage of a large existing customer base.  Cable companies, such as Cablevision, Comcast, Cox Communications and Time Warner Cable, have made and are continuing to make substantial investments in delivering broadband Internet access to their customers.  As a result, they are offering bundled services, which include phone service.  Cable companies are able to advertise on their local access channels with no significant out-of-pocket cost and through mailings in bills with little marginal cost.  They also receive advertising time as part of their relationships with television networks, and they are able to use this time to promote their telephone service offerings.

Because most of our target VoIP customers are already purchasing communications services from one or more of these providers, our success depends upon our ability to attract these customers away from their existing providers.  This will become more difficult as the early adopter market becomes saturated and mainstream customers make up more of our target market.  We believe that we will be able to attract and retain customers based on the quality of our solutions and customer service, integration with a variety of legacy telephone systems, nationwide network, flexible feature set, network and operating architecture and support for industry standards.

Research and Development

We currently employ 14 individuals in research, development and engineering activities. Our research and development initiatives are directed at improving the efficiency and reliability of our network, development of enhancements to our existing products, and the design and development of new products and services. During 2009 and 2008, our research, development and engineering expenses were approximately $4.1 million and $4.2 million, respectively. Future research will focus on expansion of our current product lines to allow a greater variety of customer configurations. This is expected to allow us to address a greater number of market segments than we currently are able to address. In addition, we will focus on additional operational process automation and tools, to increase process efficiency and support scalability.

Employees

As of September 27, 2010, we had 85 full-time employees and one part-time employee.  We also retain a limited number of independent contractors to perform software development projects.  We currently have one independent contractor working on software development projects.

To implement our business strategy, we expect, over time, continued growth in our employee and infrastructure requirements, particularly as we expand our engineering, sales and marketing capacities.

We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective bargaining arrangements.  We believe our relationships with our employees are good.

Properties

Our corporate offices are located at 11201 SE 8th Street, Suite 200 in Bellevue, Washington 98004, where we lease approximately 30,425 square feet of office space.  The lease term, which began on January 1, 2008, is 62 months, and the average monthly rental payment including utilities and operating expenses for the facility is approximately $98,000 per month. We believe the leased facility is in good condition and adequate to meet our current and anticipated requirements.

Legal Proceedings

From time to time and in the course of business, we may become involved in various legal proceedings seeking monetary damages and other relief.  The amount of the ultimate liability, if any, from such claims cannot be determined.  However, in the opinion of our management, there are no legal claims currently pending or threatened against us that would be likely to have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes related thereto included elsewhere in this prospectus.  In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions.  Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in the sections entitled "Risk Factors" and "Special Note Regarding Forward-Looking Statements" included elsewhere in this prospectus.

Overview

We are an IP communications company, offering a range of communications solutions from hosted IP voice and conferencing products to text and data collaboration products and services.

Our subsidiary, AccessLine, offers the following hosted VoIP services: Digital Phone Service, SIP Trunking Service and individual phone services.  Digital Phone Service replaces a customer's existing telephone lines with a VoIP alternative. It is sold as a complete solution where we bundle our software applications and hosted network services with business-class phone equipment which is manufactured by third parties.  The service is designed to be easy to install, set-up and use, and at a lower cost than traditional phone service. This service is targeted at small businesses looking for a fully integrated solution that does not require expert assistance to install; the customer has the ability to select the number of phone stations (from 2 to 20), number of phone lines (from 2 to 8) and types of phone numbers.  SIP Trunking Service is for larger businesses that already have their own PBX equipment and is targeted at those businesses with large calling volumes looking for cost effective alternatives to traditional carrier offerings. SIP Trunking Service does not include user equipment such as business phones, and can support businesses with hundreds of employees.

As part of its individual phone service product offerings, AccessLine offers a variety of other phone services, including, conferencing calling services, toll-free service plans, a virtual phone system with after hours answering service that routes calls based on specific business needs, find-me and follow-me services, a full featured voice mail system that instantly contacts a customer via an email or cell phone text message the moment such customer receives a new voice mail or fax, and the ability to manage faxes from virtually anywhere.

Our revenues principally consist of: monthly recurring charges, activation, and usage fees from communication solutions, which include mobility solutions, PBX enhancements, single number solutions and unified messaging, voice messaging, paging, and bundled solutions of phone equipment and service.

Recent Developments

Our overriding objective is to grow revenue while achieving operating profitability and generating cash from operations.

We experienced growth in revenue and gross profit for both the six months ended June 30, 2010 and fiscal 2009.  We increased revenue through, in part, more efficiency in our advertising and also through our success in selling our SIP Trunking Service through direct and agent channels.  Our Digital Phone Service continues to grow month over month.  In addition, we continue to increase our gross profit through our sustained progress in optimizing our network configuration.

Prior to October 27, 2009, we had two additional subsidiaries: AVS Installation Limited Liability Company and Union Labor Force One Limited Liability Company (together, "AVS").  AVS provided a full range of audio visual solutions to clients and end-users. On October 27, 2009, we entered into a securities purchase agreement pursuant to which we transferred all of the issued and outstanding membership interests of AVS to an individual purchaser.

In December 2009, our board of directors made a decision to conclude efforts to seek strategic alternatives regarding the operations, assets and intellectual property relating to our Digital Presence product line so that we could focus on growing the business of our AccessLine subsidiary which has been experiencing year over year revenue growth.  The Digital Presence product line experienced a dramatic sales decline in 2009 as compared to prior years.  In March 2010, we terminated our Digital Presence product line and ceased incurring costs related to its development.

As a result of the sale of AVS, and the termination of the Digital Presence product line, we have reflected the results of their operations as discontinued operations in our condensed consolidated financial statements.

Outlook

We differentiate our VoIP services on the basis of the quality of our service, the comprehensiveness of our solutions and the quality of our customer support.  Our engineers have refined our network infrastructure and our software to provide robust, scalable, and reliable solutions.  Our engineers have written substantially all of the software used in our network and applications.  As a result, we have greater visibility into the software, a greater understanding of its function, and believe that we can respond more quickly in the development of new features and functions or to customize an application to meet customer demand.  This level of understanding has allowed us to simplify the user experience for our customers, such as our Digital Phone System which can be self-installed by the customer.  Our network architecture is designed to provide redundancy, with multiple failover layers, and scalability.  Finally, we have also written tools that augment and enhance our customer support functions, providing greater access to information and accelerating our call response rates.

Over the past two years we have introduced unique new product offerings such as our Digital Phone Service.  We have also worked aggressively to cut expenses and have significantly reduced our net loss.  2009 was a year of mixed results.  We experienced strong initial traction with our Digital Phone Services.  We also experienced strong growth in our SIP trunking business.  The results of our video segment were disappointing.  In addition, subsequent to the end of the year, we received notice from two of our significant customers that they would be terminating our Legacy service during the course of 2010. This service is an older product offering, that had been in place with these customers for several years. We had known for some time that the customers would move away from the service eventually and the revenue generated by these customers had been declining over recent years. These services accounted for approximately 17% of our revenues in 2009.

During 2010 our focus has been on driving our core business of next generation VOIP services.  Our network infrastructure is scalable and capable of supporting significant additional services, without substantial capital expenditure.  As we generate additional revenues, we can distribute the fixed costs elements of our business over a greater revenue base, and increase gross profit.

If our AccessLine division can continue to generate revenue and gross profit consistent with our growth in 2009 and we maintain control of our operating expenses, we believe that our existing capital, taking into account the effect of the two transactions that recapitalized our debt described below, will be sufficient to finance our operations through at least the next 12 months. However, the uncertainties related to the global economic slowdown and the disruption in the financial markets has impacted our visibility on our business outlook. Weakening economic conditions may result in decreased demand for our products.  In addition, we have limited financial resources.  Unforeseen decreases in revenues or increases in operating costs could impact our ability to fund our operations.  We do not currently have any sources of credit available to us.  See "Liquidity and Capital Resources" below.

Recent Financings

On July 2, 2010, we closed two transactions that recapitalized our outstanding debt evidenced by debentures and generated approximately $2.0 million of cash that we will use for working capital purposes.

Debenture Repurchase

On June 30, 2010, we entered into a securities purchase agreement with the holders of our outstanding debentures in the principal amount of $29.6 million. Under the terms of the agreement, we repurchased all of our outstanding debentures in exchange for payment of $7.5 million in cash, the holders of our debentures exchanged all outstanding warrants they held for shares of our common stock and we issued to such holders an additional number of shares of our common stock, such that the holders collectively beneficially owned approximately 16.6 million shares of our common stock immediately following the completion of the transactions contemplated by the agreement. We paid the $7.5 million from the proceeds of our senior secured note private placement described below.

After giving effect to the transactions contemplated by the debenture repurchase described above and the transactions contemplated by the senior secured note private placement described below, we currently have $10.5 million of senior secured notes outstanding and all of our previously issued debentures, which had a principal amount of $29.6 million, were cancelled.  Upon completion of the rights offering described below, we expect that $3 million of the $10.5 million of principal amount of senior secured notes will be either redeemed or exchanged for shares of our common stock, which would leave us with approximately $7.5 million of senior secured notes outstanding.

Senior Secured Note Private Placement

On June 30, 2010, we entered into a securities purchase agreement, which we refer to as the "Hale Securities Purchase Agreement" in this prospectus, with affiliates of Hale Capital Management, LP, whom we refer to collectively as "Hale" in this prospectus, pursuant to which in exchange for $10.5 million, we issued to Hale $10.5 million of senior secured notes, which we refer to as the "2010 notes" in this prospectus, and 287,501,703 unregistered shares of our common stock. A summary of the material terms of the 2010 notes is set forth below.

We agreed to a number of provisions in the Hale Securities Purchase Agreement that protect Hale's investment, including:

Most Favored Nation.  For so long as the 2010 notes are outstanding and until Hale ceases to own ten percent of our outstanding common stock, if we (i) issue debt on terms that are more favorable than the terms of the 2010 notes, or (ii) issue common stock, preferred stock, equivalents or any other equity security on terms more favorable than those set out in the Hale Securities Purchase Agreement, then the terms of the 2010 notes and/or the Hale Securities Purchase Agreement shall automatically be amended such that Hale receives the benefit of the more favorable terms.

Right of First Refusal. For so long as the 2010 notes are outstanding and until Hale ceases to own ten percent of our outstanding common stock, Hale shall have a right of first refusal on any subsequent placement that we make of common stock or common stock equivalents or any securities convertible into or exchangeable or exercisable for shares of our common stock.

Fundamental Transactions.  For so long as the 2010 notes are outstanding and thereafter for as long as any of the Hale purchasers continue to own 20% of the common stock that they purchased under the Hale Securities Purchase Agreement, we cannot effect a transaction in which we consolidate or merge with another entity, convey all or substantially all of our assets, permit another person or group to acquire more than 50% of our voting stock, or reorganize or reclassify our common stock without the consent of a majority in interest of the Hale purchasers. Additionally, we cannot effect such a transaction without obtaining the foregoing requisite consent if such transaction would trigger the most favored nation provision in the Hale Securities Purchase Agreement described above or if such transaction would otherwise involve the issuance of any equity securities or the incurrence of debt at a price that is less than the price paid in connection with the transaction consummated pursuant under the Hale Securities Purchase Agreement.

Post Closing Adjustment Shares.  If at anytime prior to the July 2, 2012, we are required to make payment on certain identified contingent liabilities up to an aggregate amount of $769,539, then we will issue additional shares of common stock to Hale, such that the total percentage ownership of our fully diluted common stock immediately after the payment of such liabilities will equal the same percentage ownership that Hale would have had if the contingent payable had been paid prior to the closing under the Hale Securities Purchase Agreement.

Rights Offering

Under the terms of the Hale Securities Purchase Agreement, we agreed to conduct a rights offering pursuant to which we would distribute at no charge to holders of our common stock non-transferable subscription rights to purchase up to an aggregate of 77,881,027 shares of our common stock at a subscription price of $0.0385202935 per share. Under the terms of the 2010 notes, we agreed to use the gross proceeds of the rights offering to redeem an aggregate of up to $3 million of principal amount of such notes. To the extent the gross proceeds of the rights offering are less than $3 million, we and Hale agreed that Hale would exchange the principal amount to be redeemed (up to $3 million) for shares of our common stock at an exchange price equal to the subscription price of the subscription rights.  We paid Hale an aggregate of $60,000 in consideration of the foregoing. In addition, we agreed to pay Hale upon completion of the rights offering an amount of cash equal to the accrued and unpaid interest in respect of the principal amount of the senior secured notes redeemed or exchanged for shares of common stock in connection with the rights offering.

Registration Rights Agreement

In connection with the Hale Securities Purchase Agreement, we entered into a registration rights agreement with Hale pursuant to which we have agreed to file a registration statement with the SEC for the resale of the shares issued and issuable to Hale under the Hale Securities Purchase Agreement.  This prospectus is a part of that registration statement. The registration rights agreement contains penalty provisions in the event that we fail to file that registration statement before September 30, 2010, secure the effectiveness of that registration statement by November 29, 2010, fail to file other registration statements we are required to file under the terms of the registration rights agreement in a timely manner or if we fail to maintain the effectiveness of any registration statement we are required to file under the terms of the registration rights agreement until the shares issued to Hale are sold or can be sold under Rule 144 without restriction or limitation (including volume restrictions) and without the requirement that our company be in compliance with Rule 144(c)(1).  In the event of any such failure, and in addition to other remedies available to Hale, we agreed to pay Hale as liquidated damages an amount equal to 1% of the purchase price for the shares to be registered in such registration statement. Such payments are due on the date we fail to comply with our obligation and every 30th day thereafter (pro rated for periods totaling less than 30 days) until such failure is cured.

Impact of Debenture Repurchase and Senior Secured Note Private Placement

In connection with the Hale Securities Purchase Agreement we received gross proceeds of $10.5 million.  We incurred, or expect to incur, expenses of approximately $1.0 million in connection with the transactions contemplated by the Hale Securities Purchase Agreement, resulting in net proceeds of approximately $9.5 million.  We used $7.5 million of these proceeds to repurchase our outstanding debentures.  We will use the remaining $2.0 million for working capital purposes, including advertising and distribution programs for our Digital Phone Service products.

Merriman Curhan Ford acted as our financial advisor in the transaction and we paid them a fee of $682,500 in connection with transaction, $90,000 of which was in the form of a pre-payment.  We also issued to Merriman Curhan Ford warrants to purchase 2,336,431 shares of our common stock.  The warrants are exercisable at $0.03852 per share for a period of 5 years.

The 2010 Notes

The following summarizes the terms of the 2010 notes:

Term.  The 2010 notes are due and payable on July 2, 2014.

Interest.  Interest accrues at a rate equal to the prime rate as published in The Wall Street Journal as of the first business day of each interest period plus 4.75% per annum and is payable at the end of each month, with the first payment due on July 31, 2010.  Through June 30, 2011, we have the option to defer the monthly interest payments otherwise due and have the amount of interest deferred added to the principal balance of the 2010 notes.

Principal Payment.  In July 2011 and continuing for the 11 months thereafter, principal payments of $200,000 per month are due on the last day of each month.  Thereafter, we are required to pay principal in a monthly amount equal to the sum of (a) $316,667 and (b) the quotient determined by dividing the (i) aggregate amount of interest added to the principal amount by (ii) 24.  Any remaining principal amount, if not paid earlier, is due and payable on July 2, 2014.

Early Redemption.  We have the right to redeem up to $3 million of the 2010 notes prior to maturity. See "—Rights Offering," above.

No Conversion Rights.  The 2010 notes are not convertible other than in connection with the rights offering.  See "—Rights Offering," above.

Security.  The 2010 notes are secured by all of our assets under the terms of a pledge and security agreement that we and our subsidiaries entered into with Hale.  Each of our subsidiaries also entered into guarantees in favor of Hale, pursuant to which each subsidiary guaranteed the complete payment and performance by us of our obligations under the 2010 notes and related agreements.

Covenants.  The 2010 notes impose certain covenants on us, including: restrictions against incurring additional indebtedness, creating any liens on our property, entering into a change in control transaction, redeeming or paying dividends on shares of our outstanding common stock, entering into certain related party transactions, changing the nature of our business, making or investing in a joint venture, disposing of any of our assets outside of the ordinary course of business, effecting any subsequent offering of debt or equity, amending our articles of incorporation or bylaws, limiting our ability to enter into lease arrangements.

Events of Default.  The 2010 notes define certain events of default, including: failure to make a payment obligation under the 2010 notes, failure to pay other indebtedness when due if the amount exceeds $250,000, bankruptcy, entry of a judgment against us in excess of $250,000 which are not discharged or covered by insurance,  failure to observe other covenants of the 2010 notes or related agreements (subject to applicable cure periods), breach of representation or warranty, failure of Hale's security documents to be binding and enforceable, and casualty loss of any of our assets that would have a material adverse effect on our business, and failure to meet 80% of quarterly financial targets from our annual operating budget, including cash, revenues and EBITDA.  In the event of default, additional default interest of 4% will accrue on the outstanding balance.  In addition, in the event of default, we may be required to redeem all or any portion of the 2010 notes at a price equal to 125% of the sum of the principal amount that such holder requests that we redeem plus accrued but unpaid interest on such principal amount plus any accrued and unpaid late charges with respect to such principal and interest.

Change of Control.  We are required to obtain the consent of the holders of the 2010 notes representing at least a majority of the aggregate principal amount of the 2010 notes then outstanding in order to enter into a change of control transaction. If such consent is obtained, the holders of the 2010 notes may require us to redeem all or any portion of such notes at a price equal to 125% of the sum of the principal amount that such holder requests that we redeem plus accrued but unpaid interest on such principal amount plus any accrued and unpaid late charges with respect to such principal and interest.

Results of Operations

Three and Six months ended June 30, 2010 Compared to Three and Six months ended June 30, 2009

Revenues, Cost of Revenues and Gross Profit

			Increase
	2010	2009	Dollars	Percent
Three Months Ended June 30:
Revenues	$7,285,611	$6,904,963	$380,648	5.5%
Cost of revenues	3,014,693	2,714,096	300,597	11.1%
Gross profit	4,270,918	4,190,867	80,051	1.9%
Gross profit percentage	58.6%	60.7%

			Increase
	2010	2009	Dollars	Percent
Six Months Ended June 30:
Revenues	$14,946,308	$13,929,155	$1,017,153	7.3%
Cost of revenues	6,195,951	5,840,867	355,084	6.1%
Gross profit	8,750,357	8,088,288	662,069	8.2%
Gross profit percentage	58.5%	58.1%

Net revenues for the three months ended June 30, 2010 were $7.3 million, an increase of $0.4 million, or 5.5%, over the same period in 2009.  Net revenues for the six months ended June 30, 2010 were $14.9 million, an increase of $1.0 million, or 7.3%, over the same period in 2009.  The increase in revenues in both periods is due to strong growth in our Digital Phone Service products and to increased success in selling SIP Trunking Service through direct and agent channels.  We expect revenue growth in Digital Phone Service and SIP Trunking Service to continue to be strong throughout 2010.

The increase in these revenues was partially offset by a decline in our Legacy revenue.  During the first quarter of 2010, we received notice from two of our significant Legacy customers that they would be terminating our service during the course of 2010.  This service is an older product offering, that had been in place with these customers for several years.  We had known for some time that the customers would move away from the service eventually and the revenue generated by these customers had been declining over recent years.  Revenue received from these customers accounted for approximately 9% and 12% of revenue during the three and six months ended June 30, 2010, as compared to 19% during both the three and six months ended June 30, 2009.

Cost of revenues for the three months ended June 30, 2010 were $3.0 million, an increase of $0.3 million, or 11.1%, over the same period in 2009.  Cost of revenues for the six months ended June 30, 2010 were $6.2 million, an increase of $0.4 million, or 6.1%, over the same period in 2009.  Cost of revenues increased as a result of the increased revenues, partially offset by several cost saving measures that we began implementing during 2009.

Gross profit for the three months ended June 30, 2010 was $4.3 million, an increase of $0.1 million, or 1.9%, over the same period in 2009.  Gross profit percentage was 58.6% for the three months ended June 30, 2010 as compared to 60.7% in the same period in 2009.  Gross profit for the six months ended June 30, 2010 was $8.8 million, an increase of $0.7 million, or 8.2%, over the same period in 2009.  Gross profit percentage was 58.5% for the six months ended June 30, 2010 as compared to 58.1% in the same period in 2009.

The decrease in gross profit percentage for the three months ended June 30, 2010 as compared to the prior year is due the shift in revenue to our Digital Phone Service and SIP Trunking Service product lines, both of which have somewhat lower margins than our individual services and legacy products (see net revenue discussion above).  The shift in revenue occurred primarily in the second quarter, which is reflected in the fact that the gross profit percentage for the six months ended June 30, 2010 is 0.4% points higher than the same period in 2009.

The increase in gross profit dollars is a result of increased revenue and improved purchasing power from network infrastructure providers allowing us to purchase network access at lower rates, as well as several cost saving measures that we began implementing during 2009.  We expect gross profit to be the mid to high 50 percent range throughout 2010.

Selling and Marketing Expenses

Selling and marketing expenses for the three months ended June 30, 2010 were $1.8 million, an increase of $0.2 million or 9.3%, over the same period in 2009.  Selling and marketing expenses for the six months ended June 30, 2010 were $3.4 million, an increase of $0.3 million or 8.5%, over the same period in 2009.  The increase in both periods was primarily due to an increase in advertising and sales commission.  We anticipate that selling and marketing expenses for 2010 will be higher than those incurred in 2009 as we increase our advertising expense in our effort to increase market share and to promote our Digital Phone Service product line.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2010 were $1.9 million, a decrease of $0.1 million or 6.6%, over the same period in 2009.  General and administrative expenses for the six months ended June 30, 2010 were $3.9 million, a decrease of $0.3 million or 6.6%, over the same period in 2009.  The decrease in both periods is primarily a result of lower bad debt expense as a result of improved internal processes around our collection efforts during the latter half of 2009.

Research, Development and Engineering Expenses

Research, development and engineering expenses were $0.7 million for both the three months ended June 30, 2010 and June 30, 2009.  Research, development and engineering expenses for the six months ended June 30, 2010 were $1.4 million, a decrease of $0.1 million or 1.9%, over the same period in 2009.  These expenses decreased because we capitalized a larger percentage of payroll and related costs that were attributable to the design, coding, and testing of our software developed for internal use in 2010 than we did in the same period in the prior year.

Depreciation Expense

Depreciation expense for the three months ended June 30, 2010 was $0.1 million, a decrease of $0.1 million or 35.3%, over the same period in 2009.  Depreciation expense for the six months ended June 30, 2010 was $0.3 million, a decrease of $0.2 million or 38.2%, over the same period in 2009.  The decrease is primarily attributable to assets becoming fully depreciated in the latter half of 2009, partially offset by additions to fixed assets during the preceding twelve months.

Amortization of Purchased Intangibles

We recorded amortization expense of $0.6 million for both the three months, and $1.1 million for both the six months, ended June 30, 2010 and 2009, related to the amortization of intangible assets acquired in the AccessLine acquisition.

Interest Expense

Interest expense for the three months ended June 30, 2010 was $0.8 million, a decrease of $0.3 million or 25.1%, from the same period in 2009.  Interest expense for the six months ended June 30, 2010 was $1.6 million, a decrease of $0.9 million or 36.7%, from the same period in 2009.

Interest expense includes stated interest, amortization of note discounts, amortization of deferred financing costs, and interest on capital leases.  Interest expense decreased in 2010 primarily as a result of the restructure of our convertible debentures as discussed below under the caption "Convertible debentures."  Following the December 2008 amendment, interest was payable quarterly at the rate of (i) 0% per annum from October 1, 2008 until September 30, 2009, (ii) 13.5% per annum from October 1, 2009 until September 30, 2012 and (iii) 18% per annum from October 1, 2012 until maturity.  In May 2009, the parties agreed to amend the interest payment provisions to reduce the interest rate to 0% through June 30, 2011 and then to 5% per annum thereafter.  We recorded interest expense for the three and six months ended June 30, 2010 and 2009, at the effective interest rate of the convertible debentures during the respective periods.

Change in Fair Value of Warrant and Beneficial Conversion Liabilities

We initially recorded the fair value of the warrants issued in connection with our various financings at the issuance dates as a warrant liability because the exercise price of the warrants could be adjusted if we subsequently issued common stock at a lower price and it was possible for us to not have enough authorized shares to settle the warrants and therefore would have to settle the warrants with cash.

The fair value of the then outstanding warrants was estimated at each reporting date.  However, as a result of the Amendment Agreement (see "Convertible Debentures", below), the price-based anti-dilution protection feature of these warrants was removed, which eliminates the potential for future price-based dilution from these warrants.  Accordingly, these warrants are no longer a derivative liability and their value as of May 8, 2009, was reclassed to equity.

The change in fair value of warrants during the three and six months ended June 30, 2009 resulted in non-operating expense of $1.1 million and $1.0 million, respectively.

Additionally, at each reporting period we assess the value of our convertible debentures that are accounted for as derivative financial instruments indexed to and potentially settled in our own stock.  At June 30, 2010 and December 31, 2009, we determined that the beneficial conversion feature in the convertible debentures represented an embedded derivative liability.  Accordingly, we bifurcated the embedded conversion feature and accounted for it as a derivative liability because the conversion price and ultimate number of shares can be adjusted if we subsequently issue common stock at a lower price and it was deemed possible we could have to net cash settle the contract if there were not enough authorized shares to issue upon conversion.

With the assistance of an independent valuation firm, we calculated the fair value of the compound embedded derivative associated with the convertible debentures utilizing a complex, customized Monte Carlo simulation model suitable to value path dependant American options.  The model uses the risk neutral methodology adapted to value corporate securities.  This model utilized subjective and theoretical assumptions that can materially affect fair values from period to period.

At June 30, 2010 and December 31, 2009, we recorded beneficial conversion liabilities of $3.3 million and $4.1 million, respectively, associated with our convertible debentures.  For the three and six months ended June 30, 2010, we recognized non-operating income of $5.0 million and $0.8 million, respectively, related to the decrease in the beneficial conversion liability which was primarily attributable to a decrease in the market price of our common stock at June 30, 2010 as compared to December 31, 2009.  For the three and six months ended June 30, 2009, we recognized non-operating expense of $3.4 million and $2.6 million, respectively, related to the increase in the beneficial conversion liability which was primarily attributable to an increase in the market price of our common stock at June 30, 2009 as compared to December 31, 2008.

Discontinued Operations

As a result of the sale of AVS in October 2009, and the termination of the Digital Presence product line (see "Recent Developments" above), we have reported our video segment results as discontinued operations in both 2010 and 2009.  The $0.1 million and $0.3 million of expenses incurred during the three and six months ended June 30, 2010, respectively, relate to the wind down of our Digital Presence product line.  The $0.6 million and $1.1 million of expense incurred during the three and six months ended June 30, 2009, respectively, primarily related to operating losses incurred by AVS during that period.

Provision for Income Taxes

No provision for income taxes has been recorded because we have experienced net losses from inception through June 30, 2010.  As of December 31, 2009, we had net operating loss carryforwards ("NOL's"), net of section 382 limitations, of approximately $46 million, some of which, if not utilized, will begin expiring in the current year.  Our ability to utilize the NOL carryforwards is dependent upon generating taxable income.  We have recorded a corresponding valuation allowance to offset the deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues, Cost of Revenues and Gross Profit

	Fiscal Year Ended December 31,		Increase
	2009	2008	Dollars	Percent
Revenues	$28,291,295	$26,093,551	$2,198,374	8.4%
Cost of revenues	11,815,701	11,360,629	455,072	4.0%
Gross profit	16,476,224	14,732,922	1,743,302	11.8%
Gross profit percentage	58.2%	56.5%

Net revenues for 2009 were $28.3 million, an increase of $2.2 million, or 8.4%, over 2008. The increase in revenues is due, in part, to increased success in selling SIP Trunking Service through direct and agent channels, and strong growth in our Digital Phone Service products which were launched in mid-2008. We expect revenue growth in SIP Trunking Service and Digital Phone Service to continue to be strong in 2010.  Subsequent to the end of the year, we received notice from two of our significant customers that they would be terminating our service during the course of 2010. This service is an older product offering, that had been in place with these customers for several years.  We had known for some time that the customers would move away from the service eventually and the revenue generated by these customers had been declining over recent years. These services accounted for approximately 17% of our revenues in 2009.

Cost of revenues for 2009 were $11.8 million, an increase of $0.5 million, or 4.0%, over 2008. Cost of revenues increased as a result of the increased revenues, partially offset by several cost saving measures that we began implementing during 2009.

Gross profit for 2009 was $16.5 million, an increase of $1.7 million, or 11.8%, over 2008.  Gross profit percentage was 58.2% for 2009 compared to 56.5% in 2008.  The increase in gross profit is a result of improved purchasing power from network infrastructure providers allowing us to purchase network access at lower rates, as well as several cost saving measures that we began implementing during 2009, which more than offset the shift in revenue to our Digital Phone Service and SIP Trunking Service product lines, both of which have somewhat lower margins than our individual services and legacy products. We expect gross profit to be the mid to high 50 percent range in 2010.

Selling and Marketing Expenses

Selling and marketing expenses for 2009 were $6.3 million, slightly higher than the $6.2 million in 2008. The increase was primarily due to an increase in advertising and sales commission expense, partially offset by a reduction in our selling staff in late February 2009. We anticipate that selling and marketing expenses  in 2010 will be higher than those incurred in 2009 as we increase our advertising expense in order to increase market share and to promote our Digital Phone Service product line.

General and Administrative Expenses

General and administrative expenses for 2009 were $8.1 million, a decrease of $3.2 million or 28.1%, over 2008.  Approximately, 65% of the decrease is attributable to lower payroll and stock compensation expense as a result of a reduction in management staff that occurred in the second half of 2008 and February 2009 and the impact of related severance costs we incurred in 2008. Approximately, 13% of the decrease is attributable to lower accounting costs in 2009 as compared to 2008, which included costs associated with the first time consolidation of the activity of our AccessLine and AVS subsidiaries that were acquired during 2007.  Another 13% of the decrease is attributable to lower investor relations costs in 2009 as our contract with an investor relations firm ended in 2008.  There was no such related expense in 2009.  In addition, approximately 12% of the decrease is primarily attributable to lower consulting fees in 2009 as compared to 2008, which included costs associated with various valuations as a result of our acquisitions and various debt restructurings in 2007 and 2008. The above decreases were partially offset by higher board of director fees in 2009 as compared to 2008.

Research, Development and Engineering Expenses

Research, development and engineering expenses for 2009 were $2.9 million as compared to $3 million in 2008.  The decrease is primarily a result of a reduction in our staff in late February 2009.

Depreciation Expense

Depreciation expense for 2009 was $0.9 million, an increase of $0.1 million, over 2008.  The increase is primarily attributable to additions to fixed assets during 2009 and 2008.

Amortization of Purchased Intangibles

We recorded $2.2 million of amortization expense in both 2009 and 2008, related to the amortization of intangible assets acquired in the AccessLine acquisition.

Impairment of Intangibles

We do not amortize goodwill and intangible assets with indefinite useful lives.  However, we do review these assets for impairment at least annually. We test goodwill for impairment using a two-step process. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any.

Other intangible assets with finite useful lives consist primarily of developed technology and customer relationships. These intangibles are amortized on the straight-line basis over the expected period of benefit which range from five to ten years.

Long-lived assets, including developed technology and customer relationships, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset.  If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of that asset exceeds the fair value of that asset.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

We determined that goodwill, intangible assets and other long-lived assets were not impaired at December 31, 2009. However, at December 31, 2008, it was determined that there was a $2.4 million impairment of the indefinite-lived trade name intangible asset which amount was reflected as expense in the Consolidated Statement of Operations for 2008.

Interest Expense

Interest expense for 2009 was $4.1 million, a decrease of $2.1 million, as compared to $6.2 million in 2008.  Interest expense includes stated interest, amortization of note discounts, amortization of deferred financing costs, and interest on capital leases.  Interest expense decreased in 2009 primarily as a result of the reduced interest rate on our debentures that took effect in May 2009.

The debentures we issued prior to June 2008 had an interest rate of 6%, and we recorded discounts to the debentures for the beneficial conversion feature and for the value of the warrants granted in connection with those debentures.  We also recorded deferred financing costs related to the private placements in which such debentures were issued.

On June 30, 2008, we exchanged our then outstanding debentures for new debentures with an aggregate face value of $26.1 million that have a six year term and, when originally issued, bore interest at 12%.  As discussed in greater detail below, the interest rate on these debentures was amended in December 2008 and again in May 2009.  During the second half of 2008, a portion of these debentures was converted into shares of our common stock.  We recorded deferred financing costs of $0.2 million related to the issuance of the new debentures in June 2008.  The unamortized discounts and deferred financing costs at June 30, 2008 related to the prior financing transactions will be amortized to interest expense in future periods over the term of the newly issued debentures, or through June 30, 2014.

In August 2008, we issued a debenture with a face value of $2.0 million that, when originally issued, bore interest at 12% per annum.  As discussed in greater detail below, the interest rate on this debenture was amended in December 2008 and again in May 2009.  We recorded discounts aggregating to $1.3 million which will be amortized to interest expense in future periods over the term of the debenture, or through June 30, 2014.

In December 2008, we issued a debenture with a face value of $1.5 million that, when originally issued, bore interest at a rate of (i) 0% per annum from the original issue date until the one year anniversary of the original issue date, (ii) 12% per annum from the one year anniversary of the original issue date until the four year anniversary of the original issue date, and (iii) 18% per annum from the four year anniversary of the original issue date until June 2014.  The interest rate on this debenture was amended in May 2009.

In addition, in December 2008, with respect to the debentures we issued in June 2008 and August 2008, the parties agreed to amend the interest rate and interest payment provisions, which had called for monthly interest payments at the rate of 12% per annum.  As amended in December 2008, interest is payable quarterly at the rate of (i) 0% per annum from October 1, 2008 until September 30, 2009, (ii) 13.5% per annum from October 1, 2009 until September 30, 2012 and (iii) 18% per annum from October 1, 2012 until maturity.

In May 2009, with respect to the debentures we issued in June 2008, August 2008 and December 2008, the parties agreed to amend the terms of such debentures to: (i) defer interest payments until October 1, 2011; (ii) reduce the interest rate to 0% through June 30, 2011 and then to 5% per annum thereafter; and (iii) require that all future interest payments be made in cash. This change in terms resulted in an effective interest rate for the period subsequent to May 8, 2009 of 1.5%.   See "Recent Financings," above.

Change in Fair Value of Warrant and Beneficial Conversion Liabilities

We recorded the fair value of the warrants issued in connection with our various financings at the issuance dates as a warrant liability because the exercise price of the warrants can be adjusted if we subsequently issue common stock at a lower price and it is possible for us to not have enough authorized shares to settle the warrants and therefore would have to settle the warrants with cash.

The fair value of the then outstanding warrants was estimated at December 31, 2008 and again at each subsequent reporting date.  However, as a result of the Amendment Agreement (see Recent Financings above), the anti-dilution protection feature of these warrants was removed, which eliminates the potential for future price-based dilution from these warrants.  Accordingly, these warrants are no longer a derivative liability and their value as of May 8, 2009, was reclassed to equity.

The change in fair value of warrants in 2009 resulted in non-operating expense of $1.0 million compared to non-operating income of $8.7 million in 2008.

At December 31, 2008 and again at each subsequent reporting date, we assessed the then outstanding convertible debentures and determined that the beneficial conversion feature represented an embedded derivative liability.  Accordingly, we bifurcated the embedded beneficial conversion feature and accounted for it as a derivative liability because the conversion price of the debentures could be adjusted if we subsequently issue common stock at a lower price and due to recent events it became possible that we could have to net cash settle the contract if there were not enough authorized shares to issue upon conversion.

The debentures we issued in December 2006, February 2007, August 2007 and March 2008 contained embedded derivative features which were accounted for at fair value as a compound embedded derivative up to June 30, 2008, the date we exchanged those debentures for debentures with a six year term and 12% interest rate.  This compound embedded derivative included the following material features: (1) the standard conversion feature of the debentures; (2) a reset of the conversion price condition for subsequent equity sales; (3) our ability to pay interest in cash or shares of our common stock; (4) monthly redemption payments as per the debenture agreements; (5) optional redemption at our election; (6) forced conversion; (7) holder's restriction on conversion; and (8) a default put.

The debentures we issued in June 2008, August 2008 and December 2008 contain embedded derivative features, which were accounted for at fair value as a compound embedded derivative at the issuance dates and at each subsequent reporting date.  This compound embedded derivative included the following material features: (1) the standard conversion feature of the debentures; (2) a reset of the conversion price condition for subsequent equity sales; (3) our ability to pay interest in cash or shares of our common stock; (4) optional redemption at our election; (5) forced conversion; (6) holder's restriction on conversion; and (7) a default put.

The change in the fair market value of the beneficial conversion feature liability on May 8, 2009 as a result of the decrease in the conversion price of all of our debentures from $0.40 to $0.30 per the Amendment Agreement (see Recent Financings above) was recorded as additional debt discount of $4.0 million.

We, with the assistance of an independent valuation firm, calculated the fair value of the compound embedded derivative associated with the convertible debentures utilizing a customized Monte Carlo simulation model suitable to value path dependant American options.  The model uses the risk neutral methodology adapted to value corporate securities.  This model utilized subjective and theoretical assumptions that can materially affect fair values from period to period.

We recorded non-operating income of $4.7 million in 2009 as compared to $2.5 million in 2008, which is primarily attributable to the decrease in the market price of our common stock.

Discontinued Operations

As a result of the sale of AVS in October 2009, and the potential sale of the Digital Presence product line (see "Recent Developments" above), we have reported our video segment results as discontinued operations in both 2009 and 2008. Although 2009 only reflects ten months of activity for AVS, versus a full year in 2008, the 2009 loss of $3.9 million is higher than the $3.6 million loss in 2008 due to a decline in revenue without a corresponding decline in expenses. We expect to incur nominal expenses in 2010 as we wind down the Digital Presence product line.

Provision for Income Taxes

No provision for income taxes has been recorded because we have experienced net losses from inception through December 31, 2009. As of December 31, 2009, we had net operating loss carryforwards ("NOL's"), net of section 382 limitations, of approximately $46 million, some of which, if not utilized, will begin expiring in the current year.  Our ability to utilize the NOL carryforwards is dependent upon generating taxable income.  We have recorded a corresponding valuation allowance to offset the deferred tax assets as it is more likely than not that the deferred tax assets will not be realized. We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2009 and 2008, we recognized no interest and penalties.

Liquidity and Capital Resources

Our cash balance as of July 2, 2010 was $2.6 million.  Our cash balance as of June 30, 2010 was $1.0 million.  At that time, we had accounts receivable of $1.7 million and a working capital deficit of $6.2 million.  However, current liabilities as of June 30, 2010 included certain items that will likely settle without future cash payments or otherwise not require significant expenditures by the Company including: beneficial conversion liabilities of $3.3 million, deferred revenue of $1.2 million (primarily deferred up front customer activation fees), deferred rent of $0.2 million and accrued vacation of $0.5 million.  In addition, current liabilities as of June 30, 2010 included accrued bonuses of $0.8 million.  The aforementioned items represent $6.0 million of total current liabilities as of June 30, 2010.  We do not anticipate being in a positive working capital position in the near future.  However, if we continue to generate revenue and gross profit consistent with our growth during the six months ended June 30, 2010 and during fiscal 2009, and maintain control of our variable operating expenses, we believe that our existing capital, together with anticipated cash flows from operations, will be sufficient to finance our operations through at least July 1, 2011.

Cash generated by continuing operations during the six months ended June 30, 2010 was $1.4 million.  This was primarily the result of cash generated from operations of $1.0 million as the net loss from continuing operations of $2.1 million was more than offset by the following non-cash charges:  amortization of note discounts of $1.2 million; amortization of intangible assets of $1.1 million; depreciation expense of $0.9 million (which includes depreciation expense of $0.6 million in cost of sales); stock compensation expense of $0.3 million; the change in accrued interest of $0.2 million; and non-cash loss on disposal of fixed assets of  $0.2 million, partially offset by the change in fair value of beneficial conversion liabilities of $0.8 million.  The remaining $0.4 million of cash was generated by the change in working capital.

Net cash used by investing activities during the six months ended June 30, 2010 was $0.4 million, which consisted primarily of purchases of property and equipment.

Net cash used by financing activities was $0.4 million during the six months ended June 30, 2010, all of which was used for payments on our capital leases.

As discussed in "—Recent Financings," above, on July 2, 2010, we received gross proceeds of $10.5 million in exchange for the issuance of the 2010 notes and shares of our common stock.  We incurred, or expect to incur, expenses of approximately $1.0 million in connection with that transaction, resulting in net proceeds of approximately $9.5 million.  We used $7.5 million of such proceeds to repurchase our outstanding debentures in the principal amount of $29.6 million.  We will use the remaining $2.0 million for working capital purposes, including advertising and distribution programs for our Digital Phone Service products. Upon completion of the rights offering, we expect that $3.0 million of the $10.5 million of principal amount of 2010 notes will be either redeemed or exchanged for shares of our common stock, which would leave us with approximately $7.5 million of principal amount of indebtedness under the 2010 notes.

We do not currently have any unused credit arrangement or open credit facility available to us.  The 2010 notes are secured by a lien on all of our assets, and the terms of those notes restrict our ability to borrow funds, pledge our assets as security for any borrowing or raise additional capital by selling shares of capital stock or other equity or debt securities, without the consent of the holders of the 2010 notes.

We believe our cash balance, together with anticipated cash flows from operations, is sufficient to fund our operations through at least the next 12 months.

Commitments and Contingencies

Leases

We have non-cancelable operating and capital leases for corporate facilities and equipment.

At June 30, 2010, future minimum rental payments required under non-cancelable operating and capital leases are as follows for the years ending December 31:

	Operating Leases	Capital Leases
2010	$740,964	$361,813
2011	1,413,246	437,886
2012	1,321,702	102,862
2013	252,920	18,242
Total minimum lease payments	$3,728,832	920,803
Less amount representing interest		(70,033)
Present value of minimum lease payments		850,770
Less current portion		(533,245)
		$317,525

Notes

As of June 30, 2010, the principal balance we owed on our outstanding debentures was $29.6 million.  On June 30, 2010, we entered into a securities purchase agreement with the holders of those debentures. Under the terms of the agreement, on July 2, 2010, we repurchased all of our outstanding debentures in exchange for payment of $7.5 million in cash, the holders of our debentures exchanged all outstanding warrants they held for shares of our common stock and we issued to such holders an additional number of shares of our common stock, such that the holders collectively beneficially owned approximately 16.6 million shares of our common stock immediately following such issuance. We paid the $7.5 million from the proceeds of our 2010 notes private placement. See "Recent Financings," above.

After giving effect to the transactions contemplated by the debenture repurchase described above and the transactions contemplated by the 2010 notes private placement, we currently have $10.5 million of senior secured notes outstanding and all of our previously issued debentures, which had a principal amount of $29.6 million, were cancelled.  Upon completion of the rights offering, we expect that $3 million of the $10.5 million of principal amount of 2010 notes will be either redeemed or exchanged for shares of our common stock, which would leave us with approximately $7.5 million of principal amount of indebtedness under the 2010 notes.  See "Recent Financings," above.

Minimum Third Party Network Service Provider Commitments

We have a contract with a third party network service provider that facilitates interconnectivity with a number of third party network service providers.  The contract contains a minimum usage guarantee of $0.2 million per monthly billing cycle and expires in July 2011.  The cancellation terms are a 90 day written notice prior to the then current term expiring.

Critical Accounting Policies Involving Management Estimates and Assumptions

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements.  The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates include those related to the allowance for doubtful accounts; valuation of inventories; valuation of goodwill, intangible assets and property and equipment; valuation of stock based compensation expense, the valuation of warrants and conversion features; and other contingencies.  On an on-going basis, we evaluate our estimates.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results could differ from those estimates under different assumptions or conditions.

The following is a discussion of certain of the accounting policies that require management to make estimates and assumptions where the impact of those estimates and assumptions may have a substantial impact on our financial position and results of operations.

Goodwill:

Goodwill is not amortized but is regularly reviewed for potential impairment.  The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting units.  The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about expected future cash flows.  Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities.

Impairment of Long-Lived Assets:

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from five to ten years.  Purchased intangible assets determined to have indefinite useful lives are not amortized.  Long-lived assets, including intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition.  Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Revenue Recognition:

Revenues from continuing operations are derived primarily from monthly recurring fees, which are recognized over the month the service is provided, activation fees, which are deferred and recognized over the estimated life of the customer relationship, and fees from usage which are recognized as the service is provided.

Revenues from our discontinued video segment were recognized when persuasive evidence of an arrangement existed, title was transferred, product payment was not contingent upon performance of installation or service obligation, the price was fixed or determinable, and collectability was reasonably assured.  In instances where final acceptance of the product or service was specified by the customer, revenue was deferred until all acceptance criteria was met.  Additionally, extended service revenue on hardware and software products was recognized ratably over the service period, generally one year.

Income Taxes:

We account for income taxes using the asset and liability method, which recognizes deferred tax assets and liabilities determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income.  Valuation allowances are established to reduce deferred tax assets when, based on available objective evidence, it is more likely than not that the benefit of such assets will not be realized.  In addition, FASB guidance requires us to recognize in the consolidated financial statements only those tax positions determined to be more likely than not of being sustained.

Derivative Financial Instruments:

We do not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks.

We review the terms of convertible debt and equity instruments it issues to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument.  In circumstances where the convertible instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.  Also, in connection with the sale of convertible debt and equity instruments, we may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as non-operating income or expense.  When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments.  The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.

Stock Based Compensation:

We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost is recognized in the Consolidated Statement of Operations over the period during which the employee is required to provide service in exchange for the award – the requisite service period.  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.  The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted for the unique characteristics of those instruments.

Recent Accounting Pronouncements

See "Note 1 – Description of Business and Summary of Significant Accounting Policies" of the notes to our consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of the year ended December 31, 2009, nor do we have any as of September 27, 2010.

Qualitative and Quantitative Disclosures About Market Risk

Our cash, cash equivalents, and short-term investments as of June 30, 2010, and as of September 27, 2010, consisted primarily of cash and cash equivalents.  We do not have any foreign currency or other derivative financial instruments.

MANAGEMENT

The following table sets forth information regarding our current directors and executive officers.

Name	Position	Age
Steven J. Davis	Director	44
Charles Hale	Director	38
Martin Hale, Jr.	Chairman	38
Douglas N. Johnson	Chief Executive Officer	50
J. Paul Quinn	Chief Financial Officer	50
David A. Rane	Director	56

Mr. Davis was appointed to our board of directors on June 11, 2007.  He has practiced business and corporate law since 2005 in his law firm, Steven James Davis, A Professional Corporation.  From 2002 to 2005, Mr. Davis served as general counsel and corporate secretary of Molecular Imaging Corporation, a publicly traded healthcare company.  From 2000 to 2002, he served as legal counsel for Leap Wireless International, Inc.  Before joining Leap Wireless, Mr. Davis was an attorney in the business and corporate group in the San Diego office of the law firm of Luce, Forward, Hamilton & Scripps LLP. Mr. Davis also serves on the board of directors of Theragene, inc., a privately-held biotech company.

Mr. Charles Hale was appointed to our board of directors on July 14, 2010.  Since 2009, he has been President of DMEP Corporation d/b/a Hale Global, an investment firm dedicated to helping management teams transform undervalued organizations into industry leaders.  From January 2007 to December 2008, Mr. Hale served as a Managing Director for York Capital Management focused on active/control private equity investments.  From 2002 through 2006, Mr. Hale was President of Hale Global's predecessor, DivestCap Management Corporation.   Mr. Hale was President of Summit Design, Inc. for its DivestCap-led buyout and turnaround until its acquisition in 2006 by Mentor Graphics.  Mr. Hale was President of LocationLogic LLC for its 2009 Hale Global and Hale Capital Partners buyout, turnaround, and sale to Telecommunication Systems, Inc. Mr. Hale currently serves on the advisory board for the Bearingpoint, Inc. Liquidating Trust and was Chairman of Bearingpoint, Inc.'s creditors committee.  Mr. Hale received his B.A. from Yale and M.B.A from Harvard Business School.

Mr. Martin Hale, Jr. was appointed to our board of directors on July 2, 2010 and serves as chairman of our board of directors. He has served as the founder and CEO of Hale Capital Partners since 2007, an investment firm that applies a private equity skill set and focus to investing in small and micro cap public companies.  Before joining Hale Capital Investors, Mr. Hale was a Managing Director and member of the founding team of Pequot Ventures, which he joined in 1997.  He served as a member of its Investment and Operating Committees from 2002 to 2007.  Prior to joining Pequot Ventures, Mr. Hale was an associate with Geocapital Partners, an early stage venture capital firm.  Prior to joining Geocapital Partners, Mr.  Hale was an analyst in information technology M&A at Broadview International.  Mr. Hale graduated from Yale University with a B.A. cum laude with distinction.  Mr. Hale also serves on the board of directors of Paradigm Solutions, a publicly-traded provider of federal information technology services focused on cyber security.

Mr. Johnson was appointed to our board of directors on September 14, 2007 in connection with our acquisition of AccessLine Holdings, Inc.  He currently serves as our chief executive officer.  Mr. Johnson joined the executive management team of AccessLine Communications in 2000 as the chief operating officer and was its chief executive officer from 2003 until we acquired it in 2007.   Before joining AccessLine, he managed the Wireless IP and Wireless Office Services in North America for AT&T Wireless's Advanced Services Organization.  Before that position he served as AT&T Wireless's North American Vice President for Global Markets.  Mr. Johnson is an honor graduate from Washington State University.

J. Paul Quinn was appointed as our chief financial officer effective as of May 5, 2008. From December 2005 to April 2008, Mr. Quinn was chief financial officer of Vidiator, a software development company that makes software for high-speed wireless networks worldwide. From March 2004 to December 2005, Mr. Quinn was chief financial officer of Dwango Wireless (OTC: DWGN), a mobile media company that made software for 2G wireless carriers in North America. After Mr. Quinn had left Dwango, it filed bankruptcy in June 2006. Before Dwango Wireless, Mr. Quinn was with N2H2 (OTC: NTWO) as its chief financial officer in 2000 through its acquisition by Secure Computing in 2003. Prior to joining N2H2, Mr. Quinn held positions as a senior executive in a variety of retail companies.

Mr. Rane was appointed to our board of directors on June 11, 2007.  Mr. Rane currently serves as the chief financial officer of NextImage Medical, Inc., a medical services company.  From November 2004 to February 2008, he served as a senior vice president and chief financial officer of World Waste Technologies, Inc. (OTCBB:WDWT).  Previously, from May 2004 to November 2004, he served as vice chancellor for financial management for the National University System.  Before that, he served as executive vice president of two development stage companies: SureBeam Corporation from 2001 to 2004 and StoreRunner Network, Inc. from 2000 to 2001.  StoreRunner Network filed bankruptcy in 2001 and SureBeam Corporation filed bankruptcy in 2004.   Mr. Rane served as executive vice president and chief financial officer for Callaway Golf Company from 1994 to 2000.  Prior to that time, Mr. Rane was an executive with PricewaterhouseCoopers for 14 years in their San Diego, Brussels, and national offices.  Mr. Rane is a certified public accountant (inactive) and holds a B.A. in accounting from Brigham Young University.

Contractual Board Appointments

Our board of directors appointed Mr. M. Hale to our board of directors pursuant to the terms of the Hale Securities Purchase Agreement. Pursuant to the terms of that agreement, Mr. C. Hale and Mr. Rane are serving on our board of directors as designees of HCP-TELA, LLC, one of the holders of the 2010 notes, and such directors agreed to resign from their position as director if HCP-TELA, LLC were to so request in the future. In addition, under the terms of Hale Securities Purchase Agreement, we and the holders of the 2010 notes agreed that we would take all necessary action to ensure that for so long as any of the 2010 notes are outstanding or at least 10% of the shares of common stock issued to the holders of the 2010 notes pursuant to the Hale Securities Purchase Agreement, our board of directors shall consist of not more than five directors.

In addition, under the terms of Hale Securities Purchase Agreement, depending on whether any of the 2010 notes are outstanding and depending on the percentage of ownership the shares of common stock issued to the holders of the 2010 notes pursuant to the Hale Securities Purchase Agreement represent as compared to our then outstanding shares of common stock, we agreed to nominate and recommend for election at each annual (or special) meeting, or action in lieu of a meeting, of stockholders at which directors are to be elected a certain number of individuals designated by HCP-TELA, LLC to serve as directors as follows: (i) for so long as any of the 2010 notes are outstanding or the shares of common stock issued to the holders of the 2010 notes pursuant to the Hale Securities Purchase Agreement represent more than 40% of our outstanding common stock, the number of HCP-TELA, LLC designated directors we agreed to nominate and recommend for election is three; (ii) if none of the 2010 notes are outstanding and if the shares of common stock issued to the holders of the 2010 notes pursuant to the Hale Securities Purchase Agreement represent more than 20% but not more than 40% of our outstanding common stock, the number of HCP-TELA, LLC designated directors we agreed to nominate and recommend for election is two; and (iii) if none of the 2010 notes are outstanding and if the shares of common stock issued to the holders of the 2010 notes pursuant to the Hale Securities Purchase Agreement represent more than 10% but not more than 20% of our outstanding common stock, the number of HCP-TELA, LLC designated directors we agreed to nominate and recommend for election is one. Any directors designated by HCP-TELA, LLC shall serve on such committees of our board of directors as such director desires, provided that such designees meet the requisite listing and SEC requirements for membership on such committees.

There are no family relationships among members of our management or directors, except that Mr. M. Hale and Mr. C. Hale are brothers.

Director Independence

Our board of directors has determined that three of our current directors – Messrs. Davis, C. Hale and Rane are independent as defined by the Nasdaq Marketplace Rules.

Committees of Our Board of Directors

Our board of directors has, and appoints members to, a compensation committee, an audit committee and a nominating & governance committee. The current members of these committees are identified below.

Director	Compensation	Audit	Nominating & Governance
Steve J. Davis	☒	☒	☒ (Chair)
Charles Hale	☐	☒	☐
Martin Hale, Jr.	☒ (Chair)	☐	☒
David A. Rane	☒	☒ (Chair)	☒

SELLING STOCKHOLDERS

The shares of common stock being offered by the Hale selling stockholders are those previously issued to the Hale selling stockholders and those issuable to the Hale selling stockholders upon a redemption of a portion of the 2010 notes pursuant to the terms of the 2010 notes.  For additional information regarding the issuance of the 2010 notes and shares of common stock, see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Recent Financings—Senior Secured Note Private Placement," above.  Except for the ownership of the shares of common stock and the 2010 notes issued pursuant to the Hale securities purchase agreement and the contractual arrangements regarding Hale's representation on our board of directors, the Hale selling stockholders have not had any material relationship with us within the past three years.

The shares of common stock being offered by the other selling stockholders that are our employees are those previously issued to such selling stockholders under the terms of stock award agreements pursuant to which we issued an aggregate of 5,134,532 shares of our common stock to such selling stockholders as partial payment of earned and unpaid incentive compensation owed to such selling stockholders under our senior management incentive plans.

We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders.  The second column lists the number of shares of common stock beneficially owned by each selling stockholder, assuming we exchange up to 77,881,027 shares of our common stock for $3 million in principal of the 2010 notes, as of September 21, 2010. The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the Hale selling stockholders, this prospectus generally covers the resale of the sum of (i) 125% of the number of shares of common stock issued at the closing pursuant to the Hale securities purchase agreement and (ii) the maximum number of shares of common stock issuable upon a redemption of a portion of the 2010 notes pursuant to the terms of the 2010 notes as of the trading day immediately preceding the date the registration statement of which this prospectus is a part is initially filed with the SEC.  The fourth column of the table below assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

The selling stockholders may sell all, some or none of their shares in this offering.  See "Plan of Distribution."

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
EREF-TELA, LLC (1)	52,197,533 (2)	62,465,451 (3)	0
HCP-TELA, LLC (1)	243,588,487 (2)	291,505,437 (4)	0
CBG-TELA, LLC (1)	69,596,710 (2)	83,287,268 (5)	0
Kent Hellebust	1,700,090	1,643,346	56,744
Peter Fyhrie	1,643,315	1,641,020	2,295
Mike Fischer	981,827	925,083	56,744
Alex Radulovic	1,038,572	925,083	113,489

(1)           Hale Fund Management, LLC, a Delaware limited liability company ("HFM"), is the manager of each of EREF-TELA, LLC ("EREF") and CBG-TELA, LLC ("CBG"). Hale Capital Partners, LP, a Delaware limited partnership ("HCP"), is the managing member of HCP-TELA, LLC ("HCPT"). Hale Fund Partners, LLC, a Delaware limited liability company ("HFP"), is the general partner of HCP. Martin M. Hale, Jr., an individual, is the chief executive officer and sole owner of HFM and the managing member and sole owner of HFP, and as such, has the power to direct the vote and disposition of these shares. Mr. Hale and each of the foregoing entities, other than EREF, HCPT and CBG solely with respect to the common stock deemed beneficially owned by them respectively, disclaims ownership of all shares held by EREF, HCPT and CBG. The address of each of EREF, HCPT and CBG is 570 Lexington Avenue, 49th Floor, New York, NY 10022.

(2)           As of September 21, 2010, EREF, HCPT and CBG hold, respectively, 41,071,672, 191,667,802 and 54,762,229 shares of common stock.  In connection with the rights offering described elsewhere in this prospectus, we may issue up to an aggregate of 77,881,027 upon the redemption of up to, in the aggregate, $3 million of the 2010 notes held by EREF, HCPT and CBG. The shares reflected in this column assumes that we issue all 77,881,027 shares upon redemption of $3 million of the 2010 notes and such shares are issued on a pro rata basis in accordance with the principal amount of the notes held by each of EREF, HCPT and CBG, which is $1.5 million, $7 million and $2 million, respectively.

(3)           Consists of the number of shares set forth in the preceding column plus an additional 10,267,918 shares being registered for re-sale by this selling stockholder, which number represents an additional 25% of the shares we agreed to issue to this selling stockholders in our 2010 note private placement, though such shares may not be issued and therefore not offered or sold under this prospectus.

(4)           Consists of the number of shares set forth in the preceding column plus an additional 47,916,951 shares being registered for re-sale by this selling stockholder, which number represents an additional 25% of the shares we agreed to issue to this selling stockholders in our 2010 note private placement, though such shares may not be issued and therefore not offered or sold under this prospectus.

(5)           Consists of the number of shares set forth in the preceding column plus an additional 13,690,557 shares being registered for re-sale by this selling stockholder, which number represents an additional 25% of the shares we agreed to issue to this selling stockholders in our 2010 note private placement, though such shares may not be issued and therefore not offered or sold under this prospectus.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued to the selling stockholders and those issuable to the Hale selling stockholders upon a redemption of a portion of the 2010 notes pursuant to the terms of the 2010 notes to permit the resale of these shares of common stock by the holders of the shares of common stock from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of commons stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions.  The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the 2010 notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer and donate the shares of common stock  in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be approximately $0.1 million in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the Hale selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the Hale selling stockholders will be entitled to contribution.  We may be indemnified by the Hale selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Hale selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The compensation committee of our board of directors has the authority to establish compensation for our executive officers.  Management makes recommendations with respect to executive compensation annually.  The compensation committee then reviews those recommendations in light of (i) past compensation, (ii) our operating objectives and financial position; and (iii) compensation paid to similarly situated executives at competing companies. Final approval of changes in executive compensation are made at the discretion of the compensation committee. To date, we have not engaged compensation consultants to assist in determining the amount or form of executive compensation.

The following table provides information regarding the compensation awarded to, earned by, or paid to Mr. Johnson, our chief executive officer, and Mr. Quinn, our chief financial officer, during the years ended December 31, 2008 and December 31, 2009. We refer to these executive officers as our "named executive officers" elsewhere in this proxy statement.

2009 Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation	All Other Compensation ($)	Total ($)
Douglas N. Johnson (1)	2009	221,539	--	202,585	97,800	--	521,924
CEO	2008	215,865	--	155,205	100,367	--	471,437
J. Paul Quinn (2)	2009	172,307	--	41,278	45,640	--	259,226
CFO	2008	111,058	--	43,864	52,500	--	207,422

(1)	Mr. Johnson was appointed as our chief executive officer on May 5, 2008. Prior to such appointment, Mr. Johnson served as president of our wholly-owned subsidiary, AccessLine Holdings, Inc.
(2)	Mr. Quinn was appointed as our chief financial officer on May 5, 2008.
(3)
This column represents the aggregate grant-date fair value of the awards computed in accordance with FASB ASC Topic 718. These amounts reflect our accounting value for these awards and do not necessarily correspond to the actual value that may be realized by the named executive officer. The assumptions used in the calculation of these amounts are described in note 15 to our consolidated financial statements included in our annual report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2010.

Employment Agreements With Our Named Executive Officers

We entered into employment agreements on April 28, 2008 with each of our named executive officers.  On July 1, 2009, we entered into amendment agreements to those employment agreements. The table below summarizes the material terms of the employment agreements, as amended.

Base Salary	The annual base salary for Mr. Johnson and Mr. Quinn is $225,000 and $175,000, respectively.
Annual Incentive Compensation
Each of Messrs. Johnson and Quinn are entitled to an annual incentive compensation payment up to 50% and 30%, respectively, of his base salary for the preceding fiscal year. See "Senior Management Incentive Plan—Base Incentive Plan," below, for more information.

Severance
If we terminate their employment without cause, upon execution of a general release in favor of our company and compliance with post-termination obligations, each executive is entitled to receive a payment in an amount equal to 12 months of his then current base salary, payable in installments in accordance with our standard pay period practices.  If the termination of employment occurs within 12 months following a sale of our company or a merger, such executive is entitled to receive a payment in an amount equal to 12 months of his then current base salary plus 100% of his potential bonus, payable in installments in accordance with our standard pay period practices, and, if he adheres to the non-compete provision in his employment agreement, an additional lump sum payment of the same amount payable on the one year anniversary of termination. Certain actions, such as a reduction in responsibilities or base salary or a material reduction in benefits, other than reductions that are generally applicable to all of our executives, are deemed to be a termination of employment without cause.

Options
In connection with the entering into of their respective employment agreements, we granted Mr. Johnson and Mr. Quinn, respectively, an option to purchase 400,000 shares of our common stock and 175,000 shares of our common stock. Each option was granted under our 2005 Equity Incentive Plan. Subject to their continued employment and subject to full acceleration in connection with a change in control, the options vested as to 25% on April 28, 2009, and the balance was to vest ratably over the 36 month period thereafter. In connection with the transactions contemplated by the Hale Securities Purchase Agreement, the vesting of the foregoing options was accelerated in full effective as of July 2, 2010.

Incentive Compensation Approach

We believe that incentive compensation awards for senior executives, including Messrs. Quinn and Johnson, should be largely driven by our overall corporate performance. To this end, the compensation committee has established two incentive plans for our senior executives: the Base Incentive Plan and the Special Incentive Plan. Under each of these plans, after the end of the year, the compensation committee reviews our company's revenue and adjusted EBITDA against revenue and adjusted EBITDA targets that are approved by our board of directors annually.  Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization, and stock-based and warrant compensation, charges related to changes in fair market value of warrant and beneficial conversion feature liabilities. Further information regarding each of these plans is set out below.

Senior Management Incentive Plans

Base Incentive Plan

Under the Base Incentive Plan, our senior executives may earn a bonus equal 30% to 50% of their base salary upon the achievement of revenue and adjusted EBITDA targets.  Subject to the exercise of discretion of the compensation committee discussed below, no bonus is earned under the Base Incentive Plan unless our company's performance is at least 70% of the revenue and adjusted EBITDA targets established by our board of directors. The bonus is paid on a pro rata basis compared to our company's performance against those targets.  For example, if our company's performance is 90% of the performance target, our senior executives may earn a bonus equal to 90% of their eligible bonus. While overall financial results, as identified by revenue and adjusted EBITDA are key measures, the compensation committee exercises its discretion in determining the amount of bonus awards for senior executives, if any, under the Base Incentive Plan and takes into account how our company performed relative to competitors, customer satisfaction as measured by customer churn, how effectively management managed cash, new products developed and launched and development of new sales channels. The compensation committee considers these factors in light of matters beyond management's control, such as economic factors.

Special Incentive Plan

Our compensation committee adopted the Special Incentive Plan in light of our company's current capital structure, including the current stock price and the significant overhang created by our debentures.  The compensation committee determined that issuing additional equity incentives to our senior executives at the current stock price would result in substantial dilution to our stockholders.  In addition, the compensation committee determined that the amount of derivative securities we have outstanding impedes short term appreciation in outstanding equity awards, limiting the return on option awards and stock that our senior executives currently hold.  Under the Special Incentive Plan, our senior executives may earn an additional cash bonus equal to 30% to 50% of their base salary upon the achievement of revenue and adjusted EBITDA targets.  Compensation is not earned under the Special Incentive Plan unless our company's performance is at least 95% of the revenue and adjusted EBITDA performance targets established by our board of directors, and the maximum bonus amount is earned if our company achieves 110% or more of the performance targets.  The Special Incentive Plan is a temporary plan, based on our company's current position, to provide additional incentive for executive management to take the steps necessary to ensure our company's operating success.  It was put in place for 2009 and is in place for 2010.  The compensation committee will evaluate our company's position again in 2011 to determine whether the plan will continue.

Incentive Compensation Under the Incentive Plans

Under each of the Base Incentive Plan and the Special Incentive Plan, Messrs. Johnson and Quinn may receive a cash bonus of up to 50% and 30%, respectively, of his base salary for the preceding fiscal year.  Under both plans, such amounts are earned only if (1) our company achieves or exceeds board-approved targets, and (2) earning the bonus amounts does not cause our company to be in default of the adjusted EBITDA covenant contained in our outstanding debentures.

For 2009, the initial board-approved targets were $36.5 million of revenue and $1.7 million of adjusted EBITDA for our 2009 fiscal year. If our company's performance met or exceeded the performance targets, and assuming the earning of the bonus does not cause our company to be in default of the adjusted EBITDA covenant contained in our outstanding debentures, the maximum amount Messrs. Johnson and Quinn could earn for 2009 under each incentive plan was $112,500 and $52,000, respectively. Our board of directors adjusted the performance target amounts in December 2009 to reflect the discontinuation of our video business. Our video business experienced a dramatic sales decline in 2009 as compared to prior years and the compensation committee determined that this decline was attributable to macroeconomic issues and not management performance.  As adjusted, the performance targets were $29.8 million of revenue and actual revenue for 2009 was $28.3 million or 95% of target.  With adjusted EBITDA, our board considered what amount of the actual full year adjusted EBITDA of -$379,000 actually reported was attributable to the discontinued video business and the result was management came in at 87% of the revised target.  In 2009, Messrs. Johnson and Quinn earned $97,800 and $45,640, respectively, under the Base Incentive Plan, but did not earn any amount under the Special Incentive Plan.

The payments to Messrs. Johnson and Quinn in respect of the Base Incentive Plan were deferred until our company was in a financial position to make such payments. As a condition to the completion of the transactions contemplated by the Hale Securities Purchase Agreement, on July 2, 2010, we entered into stock award agreements with our employees who had earned compensation under our senior management incentive plans that had yet to be paid, including Messrs. Johnson and Quinn.  The stock award agreements were entered into to eliminate all accrued and unpaid incentive compensation owed to those employees.  Under the terms of the stock award agreements, each employee received 30% of his or her accrued incentive compensation in cash, which amounts are being withheld to pay applicable withholding taxes, and the balance in unregistered shares of our common stock, calculated on the basis of one share being issued for every $0.03852 of incentive compensation owed. In the aggregate, we paid $147,230 in cash and we issued 8,918,421 shares of our common stock to employees in cancellation of $490,768 of earned and unpaid incentive compensation. We paid $41,932 and issued 2,540,062 shares of our common stock to Mr. Johnson and we paid $20,533 and issued 1,243,827 shares of our common stock to Mr. Quinn in cancellation of $139,776 and $68,446 of accrued and unpaid incentive compensation that we owed to Messrs. Johnson and Quinn, respectively.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards held by each of the named executive officers as of the fiscal year ended December 31, 2009.  None of our named executive officers hold any equity awards other than options.

OUTSTANDING EQUITY AWARDS AT FISCAL 2009 YEAR-END
	Option Awards
Name	Number of Securities Underlying Unexercised Option (#) Exercisable	Number of Securities Underlying Unexercised Option (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Option	Option Exercise Price ($)	Option Expiration Date
Douglas N. Johnson	156,250	143,750	--	$0.07	11/26/17
	166,667	233,333	--	$0.07	4/28/18
	666,667	1,333,333	--	$0.07	12/17/18
J. Paul Quinn	72,917	102,083	--	$0.07	4/28/18
	17,708	32,292	--	$0.07	7/08/18
	183,333	366,667	--	$0.07	12/17/18

The terms of each award reflected in the table above, in accordance with the terms of our 2005 Equity Incentive Plan, provides that:

•
if any surviving corporation or acquiring corporation in an acquisition (as such term is defined below) refuses to assume any awards or to substitute similar awards for those outstanding under the plan, then, generally, with respect to awards that would otherwise vest and become exercisable within one year of the closing of the acquisition, the vesting of such awards will accelerate and be fully vested and exercisable at least 30 days before the closing of the acquisition; and

•
if our company undergoes an acquisition and the surviving corporation or acquiring corporation does assume such awards (or substitutes similar awards for those outstanding under the plan), then, generally, the vesting of each such award will accelerate and be fully vested and exercisable if any of the following events occurs within one month before or 18 months after the effective date of the acquisition:

o	the person's employment is terminated without cause;
o
the employee terminates his/her service because the principal place of the performance of his/her responsibilities and duties of is changed to a location more than 50 miles from his/her existing work location; or

o	the employee terminates his/her employment because there is a material reduction in his/her responsibilities and duties.

For purposes of our 2005 Equity Incentive Plan, the term "acquisition" generally means any consolidation or merger of our company with or into any other entity in which our stockholders before such consolidation or merger own less than 50% of the voting power immediately after such consolidation or merger, or a sale of all or substantially all of our assets.

Director Compensation

Director compensation for our non-employee directors is established by our full board of directors, including any employee directors.  Director compensation for non-employee directors is established annually in advance with consideration given to (i) compensation paid to directors of similarly situated public companies and (ii) our financial resources.

During 2009, we compensated our non-employee directors by paying each of them $25,000 per annum, and Committee Chairmen $5,000 per annum, payable in quarterly installments, in addition to compensation for attending the meetings of our board of directors and of the committees of our board of directors. We will compensate our non-employee directors in a substantially similar manner during 2010.

In addition, on December 9, 2009, we also granted each of our non-employee directors an option to purchase 200,000 shares of our common stock at an exercise price of $0.06 per share.

The following table sets forth summary information concerning compensation paid or accrued for services rendered to us in all capacities by our non-employee directors for the fiscal year ended December 31, 2009. Other than as set forth below and the reimbursement of actual and ordinary out-of-pocket expenditures, we did not compensate any of our directors for their services as directors during the fiscal year ended December 31, 2009.

2009 Director Compensation
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Options Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Steven J. Davis	58,500	--	8,640	--	--	--	67,140
James R. Everline (2)	58,500	--	8,640	--	--	--	67,140
David A. Rane	58,500	--	8,640	--	--	--	67,140

(1)
This column represents the aggregate grant-date fair value of the awards computed in accordance with FASB ASC Topic 718. These amounts reflect our accounting value for these awards and do not necessarily correspond to the actual value that may be realized by the named executive officer. The assumptions used in the calculation of these amounts are described in note 15 to our consolidated financial statements included in our annual report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2010.

(2)	Mr. Everline resigned from our board of directors effective July 13, 2010.

The table below discloses for each non-employee director the aggregate number of shares of our common stock subject to option awards outstanding at 2009 fiscal year end:

Steve J. Davis	400,000
James R. Everline	431,250
David A. Rane	400,000

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review of Related Party Transactions

It is our policy and procedure to have all transactions with a value above $120,000, including loans, between us and our officers, directors and principal stockholders and their affiliates, reviewed and approved by a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors, and that such transactions be on terms no less favorable to us than those that we could obtain from unaffiliated third parties. We believe that all of the transactions described below were reviewed and approved under the foregoing policies and procedures.

Related Party Transactions

Since January 1, 2008, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party to in which the amount involved exceeds the lesser of (i) $120,000 and (ii) one percent of the average of our total assets at the end of our last two completed fiscal years, and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities or members of such person's immediate family had or will have a direct or indirect material interest, other than the transactions described below.

Martin Hale, Jr., one of our directors, is affiliated with the investors in our 2010 notes private placement. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Recent Financings—Senior Secured Note Private Placement" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Recent Financings—Registration Rights Agreement."

Effective July 2, 2010, our board of directors appointed Mr. M. Hale to our board of directors pursuant to the terms of the Hale Securities Purchase Agreement. Pursuant to the terms of that agreement, Charles Hale and David A. Rane are serving on our board of directors as designees of HCP-TELA, LLC, one of the holders of the 2010 notes, and such directors agreed to resign from their position as director if HCP-TELA, LLC were to so request in the future.

In addition, under the terms of Hale Securities Purchase Agreement, we and the holders of the 2010 notes agreed that we would take all necessary action to ensure that for so long as any of the 2010 notes are outstanding or at least 10% of the shares of common stock issued to the holders of the 2010 notes pursuant to the Hale Securities Purchase Agreement, our board of directors shall consist of not more than five directors. In addition, under the terms of Hale Securities Purchase Agreement, depending on whether any of the 2010 notes are outstanding and depending on the percentage of ownership the shares of common stock issued to the holders of the 2010 notes pursuant to the Hale Securities Purchase Agreement represent as compared to our then outstanding shares of common stock, we agreed to nominate and recommend for election at each annual (or special) meeting, or action in lieu of a meeting, of stockholders at which directors are to be elected a certain number of individuals designated by HCP-TELA, LLC to serve as directors. See "MANAGEMENT—Contractual Board Appointments."

We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.  In addition, we have entered into indemnification agreements with each of our directors and executive officers that require us to indemnify such persons, to the fullest extent authorized or permitted under Delaware law, against any and all costs and expenses (including attorneys', witness or other professional fees) actually and reasonably incurred by such persons in connection with the investigation, defense, settlement or appeal of any action, hearing, suit or other proceeding, whether pending, threatened or completed, to which any such person may be (1) made a witness by reason that such person is or was a director, officer, employee or agent of our company or otherwise acting at the request of our company or (2) made a party by reason the fact that such person is or was a director or executive officer, by reason of any action taken by him or of any action on his part while acting  as a director of our company, or by reason of the fact that he is or was serving at the request of our company as a director, officer, employer or agent of another entity whether serving in such capacity at the time of any liability or expense incurred. The indemnification agreements also require us to advance expenses incurred by directors and executive officers within 20 days after receipt of a written request. Additionally, the agreements set forth certain procedures that will apply in the event of a claim for indemnification thereunder, including a presumption that directors and executive officers are entitled to indemnification under the agreements and that we have the burden of proof to overcome that presumption in reaching any contrary determination. We are not required to provide indemnification under the agreements for certain matters, including: (1) indemnification beyond that permitted by applicable law; (2) indemnification for liabilities for which the executive officer or director is reimbursed pursuant to any insurance policy or other indemnity provision; (3) indemnification related to disgorgement of profits under Section 16(b) of the Exchange Act; or (4) in connection with certain proceedings initiated against us by the director or executive officer. The indemnification agreements require us to maintain directors' and executive officers' insurance in full force and effect while any director or executive officer continues to serve in such capacity and so long as any such person may incur costs and expenses related to indemnified legal proceedings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of September 21, 2010 for:

•	each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.

The information in the following table has been presented in accordance with the rules of the SEC.  Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any options, warrants or other rights.  Shares subject to options, warrants or other rights are not deemed outstanding for the purpose of computing the percentage ownership of any other person.  Except as indicated below and under applicable community property laws, we believe that the beneficial owners identified in this table have sole voting and investment power with respect to all shares beneficially owned by such beneficial owner.

Percentage of beneficial ownership is based on 344,659,562 shares of common stock outstanding as of September 21, 2010.

Information with respect to beneficial ownership has been furnished by each director, executive officer or five percent or more stockholder, as the case may be.

Name and Address of Beneficial Owner*	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
5% Stockholders:
Hale Capital Partners, LP (1)	287,501,703	83.4%

Named Executive Officers and Directors:
Steven J. Davis (2)	420,000	**
Charles Hale (3)	--	**
Martin Hale, Jr. (1)	287,501,703	83.4%
Douglas N. Johnson (2)	5,600,358	1.6%
J. Paul Quinn (2)	2,018,827	**
David A. Rane (2)	400,000	**

All Executive Officers and Directors as a group (6 persons)	295,940,888	84.8%

*
Each stockholder may be contacted at our corporate offices unless otherwise indicated in the footnotes below.  The address of our corporate offices is 11201 SE 8th Street, Suite 200, Bellevue, Washington 98004.

**	Less than one percent.
(1)
Consists of 41,071,672 shares of common stock held by EREF-TELA, LLC ("EREF"), 191,667,802 shares of common stock held by HCP-TELA, LLC ("HCPT") and 54,762,229 shares of common stock held by CBG-TELA, LLC ("CBG"). Hale Fund Management, LLC, a Delaware limited liability company ("HFM"), is the manager of each of EREF and CBG. Hale Capital Partners, LP, a Delaware limited partnership ("HCP"), is the managing member of HCPT. Hale Fund Partners, LLC, a Delaware limited liability company ("HFP"), is the general partner of HCP. Martin M. Hale, Jr., an individual, is the chief executive officer and sole owner of HFM and the managing member and sole owner of HFP, and as such, has the power to direct the vote and disposition of these shares. Mr. Hale and each of the foregoing entities, other than EREF, HCPT and CBG solely with respect to the common stock deemed beneficially owned by them respectively, disclaims ownership of all shares held by EREF, HCPT and CBG. This stockholder's address is 570 Lexington Avenue, 49th Floor, New York, NY 10022.

(2)
Consists solely of shares of our common stock issuable upon exercise of options, except for (i) Mr. Davis whose beneficial ownership includes 20,000 shares that are issued and outstanding as to which Mr. Davis has shared voting and investment power; (ii) Mr. Johnson whose beneficial ownership includes 2,900,358 shares that are issued and outstanding and (iii) Mr. Quinn whose beneficial ownership includes 1,243,827 shares that are issued and outstanding.

(3)
Excludes shares held by CBG. Mr. C. Hale is the investment advisor to the Charles Hale Family 2009 Irrevocable Trust (the "Trust"). The Trust is a member of CBG, holding 25% of the membership units of CBG. See footnote 1 above for information regarding the holdings of our shares by CBG. HFM is the sole manager of CBG. Neither Mr. C. Hale nor the Trust has the power to vote or dispose of, or the power to direct the voting or disposition of, the shares owned by CBG, however, HFM is required to obtain the prior written consent of the members of CBG before disposing of the shares owned by CBG. While the members of CBG have the right to reject a decision concerning the disposition of securities held by CBG, including our shares, the Trust's ownership interest in CBG is not sufficient for the Trust to reject a dispositive decision on its own.  Mr. C. Hale therefore disclaims beneficial ownership of the shares held by CBG.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 600,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value.

Our preferred stock may be divided into such number or series as our board of directors may determine.  Our board of directors is authorized to determine and alter the rights, preferences and privileges granted to and imposed upon any wholly unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock.  Our board of directors, within the limits and restrictions stated in any resolutions of our board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.  The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to our previous filings with the SEC and are incorporated herein by this reference.

Common Stock

As of September 21, 2010, there were 344,659,562 shares of common stock outstanding that were held of record by approximately [123] stockholders.  Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities.  The common stock has no preemptive, conversion or other rights to subscribe for additional securities.  There are no redemption or sinking fund provisions applicable to the common stock.  The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. In addition, we are restricted from paying any dividends on our common stock under the terms of the 2010 notes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, any contractual restrictions, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and such other factors as our board of directors may deem appropriate.

We have reserved an aggregate of 102,587,743 shares of common stock for issuance pursuant to the terms of our 2010 Stock Incentive Plan and outstanding securities that are exercisable for, convertible into or exchangeable for shares of our common stock. The terms of our 2010 Stock Incentive Plan provides that to the extent that the total number of shares that may be issued under the plan have not been issued immediately prior to a change of control transaction, the committee that administers the plan shall grant such unissued shares in the form of awards under the plan immediately prior to such change of control transaction, subject to vesting provisions set forth in the plan and other terms and conditions of the awards determined by the committee.

Preferred Stock

We do not have any shares of preferred stock outstanding.

Provisions of Delaware Law and our Certificate of Incorporation and Bylaws with Anti-Takeover Implications

Certain provisions of Delaware law, our certificate of incorporation and bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us.  These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids.  These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.  We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law.  In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner or the corporation opts out of Section 203 as described below.  The term "business combination" generally includes, among other things, (a) any merger or consolidation, (b) an asset transfer, (c) a stock issuance or transfer that increases the interested stockholder's proportionate share, (d) any other transaction that increases the interested stockholder's proportionate share, and (e) any receipt by the interested stockholder of financial benefits provided by or through the corporation.  The term "interested stockholder" includes, with certain exceptions, a person or entity that owns 15% or more of the corporation's voting stock, or an affiliate or associate of the corporation that owned 15% or more of the corporation's voting stock at any time during the three years prior to the determination of interested stockholder status.  Section 203 prohibits a business combination between a corporation and an interested stockholder unless one of the following is true:

•
before the stockholder became an interested stockholder, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, not counting shares owned by persons who are directors and also officers, and, in some instances, shares owned by employee stock plans; or

•
at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special stockholders meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

A Delaware corporation may opt out of Section 203 with either an express provision in its original certificate of incorporation or an amendment to its certificate of incorporation or bylaws approved by its stockholders by the affirmative vote of a majority of shares entitled to vote.  We have not opted out, and do not currently intend to opt out, of Section 203.  This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaw Provisions

The provisions of our certificate of incorporation and our bylaws described below could discourage potential acquisition proposals for our company and could delay or prevent a change of control of our company.  These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company.  These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal.  These provisions also are intended to discourage certain tactics that may be used in proxy fights.  However, such provisions could have the effect of discouraging others from making tender offers for our common stock and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts.  Such provisions also may have the effect of preventing changes in our management.

Special Meetings of Stockholders

Special meetings of stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by our president and shall be called by our president or secretary at the request in writing of a majority of our board of directors, or at the request in writing of stockholders owning a majority in amount of our entire capital stock issued and outstanding and entitled to vote.  Because stockholders that do not own a majority in amount of our entire capital stock issued and outstanding and entitled to vote do not have the right to call a special meeting, a stockholder generally can not force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to the time our president or a majority of our board of directors believes the matter should be considered or until the next annual meeting.  The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Blank-Check Preferred Stock

Our board of directors is authorized to issue, without any further vote or action by our stockholders, up to 10,000,000 shares of preferred stock in one or more series.  As a result, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stockholders or otherwise be in their best interest.

Limitations of Director Liability and Indemnification Directors, Officers and Employees

As permitted by Delaware Law, provisions in our certificate of incorporation limit or eliminate the personal liability of our directors.  Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director's duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or
•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not alter director liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission.

Our bylaws require us to indemnify our directors, officers, employees and agents to the extent permitted by Delaware law and, as described under "Certain Relationships and Related Transactions," we have entered into indemnification agreements with each of our directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.  Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.  We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted.  We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering. This discussion is a summary for general information purposes only and does not consider all aspects of federal taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including partnerships, S-corporations or other pass-through entities, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, U.S. Holders (as that term is defined below) that have a functional currency other than the U.S. dollar, persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), persons that hold our shares as part of a "straddle," a "hedge" or a "conversion transaction," investors in pass-through entities, or persons subject to the alternative minimum tax. In addition, this summary does not address any tax considerations under state, local or non-U.S. tax laws, or U.S. federal laws other than those pertaining to the U.S. federal income tax that may apply to holders of our common stock.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion assumes that investors will hold our common stock as a capital asset within the meaning of the Code (generally property held for investment).

For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of our shares that is one of the following:

•	an individual who is a citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized, or treated as created or organized, in or under the laws of the U.S. or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if (i) its administration is subject to the primary supervision of a court within the United States, and one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, the term "Non-U.S. Holder" means a beneficial owner of our shares that is not a U.S. Holder (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our common stock.

This discussion is not tax advice. Prospective investors are urged to consult their own tax advisor regarding the U.S. federal, state and local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Taxation of U.S. Holders

Dividends and Distributions

Distributions made to U.S. Holders will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described below under "Taxation of U.S. Holders — Sale or Other Taxable Disposition of Common Stock."

Any dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Under current legislation, which is scheduled to expire on December 31, 2010, dividend income may be taxed to a non-corporate U.S. Holder at rates applicable to long term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Under current law, dividends received by a non-corporate U.S. Holder after 2010 should be taxable at ordinary rates.

Sale or Other Taxable Disposition of Common Stock

A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange, or other taxable disposition of our common stock in an amount equal to the difference between the amount realized from the sale, exchange or other disposition and the holders adjusted tax basis in the common stock. A holder's initial tax basis in the common stock generally will equal the holder's acquisition cost. Such capital gain or loss will be long-term capital gain or loss if the holding period for the disposed of common stock exceeds one year.

For a non-corporate U.S. Holder, the current maximum U.S. federal income tax rate applicable to long term capital gains is 15%. The legislation providing for this 15% rate is scheduled to expire at the end of 2010, at which time, unless such legislation is extended, the rate applicable to long term capital gains from the sale or exchange of common stock for U.S. federal income tax purposes will increase to 20%. There can be no assurance that long term capital gain attributable to the sale or exchange of our common stock recognized after 2010 will be taxed at 15% for U.S. federal income tax purposes. If a non-corporate U.S. Holder's holding period for the disposed of common stock is one year or less, any recognized gain will be subject to U.S. federal income tax at the same rate as ordinary income (the maximum rate of which is currently 35% and scheduled to increase to 39.6% after 2010).

The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. U.S. Holders who recognize a loss that exceeds certain thresholds may be required to file a disclosure statement with the IRS.

For corporations, capital gain is taxed at the same rate as ordinary income, and capital loss in excess of capital gain is not deductible. Corporations, however, generally may carry back capital losses up to three taxable years and carry forward capital losses up to five taxable years.

Legislation relating to unearned income Medicare contribution

Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. Prospective investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding at the current rate of 28% with respect to the payment of dividends and the gross proceeds from the sale, redemption, or other disposition of our common stock. Certain persons are exempt from information reporting and backup withholding. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact; or provides a taxpayer identification number certifying that the U.S. Holder is not subject to backup withholding, and otherwise complies with the applicable requirements. A U.S. Holder who does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder's federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner and the required procedures are followed. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Taxation of Non-U.S. Holders

Dividends and Distributions

Dividends paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) generally will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Any distribution not constituting a dividend will be treated first as reducing the Non-U.S. Holder's basis in its shares of common stock, and to the extent it exceeds the Non-U.S. Holder's basis, as capital gain (see "Taxation of Non-U.S. Holders — Sale or Other Taxable Disposition of Common Stock" below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Non-U.S. Holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. If a Non-U.S. Holder fails to provide the necessary certification or tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments.

Sale or Other Taxable Disposition of Common Stock

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder's shares of common stock unless:

(i)
the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

(ii)
the Non-U.S. Holder is an individual who holds shares of common stock as a capital asset and is present in the United States for a period or periods aggregating 183 days or more in the taxable year of disposition and certain other conditions are met; or

(iii)
we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our  common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than 5% of our common stock.

Net gain realized by a Non-U.S. Holder described in clauses (i) or (iii) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (i) above may also be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (ii) above will be subject to a flat tax imposed at a rate of 30% (or such lower rate as may be provided by an applicable income tax treaty), which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (iii) above, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a U.S. real property holding corporation.

Legislation Relating to Foreign Accounts

Recently enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain Non-U.S. Holders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. This legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder's country of residence.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient may be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies as to its foreign status, which certification may generally be made on IRS Form W-8BEN or otherwise establishes an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a U.S. person.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption, provided the broker has no knowledge or reason to know that the beneficial owner is a U.S. person. Payment of disposition proceeds effected outside the U.S. by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the U.S. Information reporting, but not backup withholding, will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS and the required procedures are followed.

LEGAL MATTERS

The validity of the subscription rights and the shares of common stock issuable upon exercise of such rights will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, San Diego, California.

EXPERTS

The consolidated financial statements as of December 31, 2009 and for the year ended December 31, 2009 in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

Mayer Hoffman McCann P.C., independent registered public accounting firm, audited our consolidated financial statements as of December 31, 2008, and for the year ended December 31, 2008, as set forth in its report.  We have included our consolidated financial statements as of December 31, 2008 in this prospectus and elsewhere in the registration statement of which this prospectus is a part in reliance on the report of Mayer Hoffman McCann P.C., given on its authority as experts in accounting and auditing.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel was hired on a contingent basis, and no expert or counsel will receive a direct or indirect interest in the Company or was a promoter, underwriter, voting trustee, director, officer, or employee of the Company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of securities described in this prospectus.  This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules.  Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC.  Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement.  You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities maintained by the SEC as described below.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with these requirements, we are required to file periodic reports and other information with the SEC. The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

You may copy and inspect any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. The SEC also maintains an internet website at http://www.sec.gov that contains our filed reports, proxy and information statements, and other information that we file electronically with the SEC. Additionally, we make these filings available, free of charge, on our website at www.telanetix.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus, is not incorporated by reference into this document, and should not be relied upon in connection with making any investment decision with respect to our common stock.

TELANETIX, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Telanetix, Inc.

We have audited the accompanying consolidated balance sheets of Telanetix, Inc. and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended.   These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Telanetix, Inc. and subsidiaries as of December 31, 2009, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Seattle, Washington
March 16, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Telanetix, Inc.

We have audited the accompanying consolidated balance sheet of Telanetix, Inc. and Subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telanetix, Inc. and Subsidiaries as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements included in the 2008 Annual Report, the Company has experienced recurring losses and had a working capital deficit of approximately $8,000,000 at December 31, 2008.  Those conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

March 27, 2009

TELANETIX, INC.
Consolidated Balance Sheets

	December 31,
	2009	2008

ASSETS
Current assets
Cash	$493,413	$975,137
Accounts receivable, net of allowance of $220,499 and $489,809, respectively	1,888,393	1,547,911
Inventory	253,563	226,348
Prepaid expenses and other current assets	465,348	571,355
Assets of discontinued operations	—	4,205,728
Total current assets	3,100,717	7,526,479
Property and equipment, net	3,733,120	4,876,709
Goodwill	7,044,864	6,958,293
Purchased intangibles, net	13,378,337	15,578,337
Other assets	870,476	968,098
Total assets	$28,127,514	$35,907,916
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$1,614,382	$1,371,935
Accrued liabilities	3,141,315	2,610,343
Accrued interest	—	888,242
Deferred revenue	897,453	767,222
Capital lease obligations	683,249	939,603
Warrant and beneficial conversion liabilities	4,052,071	5,398,724
Liabilities of discontinued operations	—	1,682,907
Total current liabilities	10,388,470	13,658,976
Non-current liabilities
Accrued interest	2,477,021	—
Deferred revenue, less current portion	264,271	188,134
Capital lease obligations, less current portion	421,782	814,052
Convertible debentures	18,518,487	20,302,430
Total non-current liabilities	21,681,561	21,304,616
Total liabilities	32,070,031	34,963,592

Commitments and Contingencies – See Note 13

Stockholders' equity (deficit)
Cumulative preferred stock, $.0001 par value; $1,000 stated value; Authorized:10,000,000; Issued and outstanding: none at December 31, 2009 and December 31, 2008	—	—
Common stock, $.0001 par value; Authorized: 300,000,000 shares; Issued and outstanding: 31,768,320 at December 31, 2009 and 31,384,374 at December 31, 2008	3,177	3,139
Additional paid in capital	34,848,164	33,211,274
Warrants	1,551,802	10,000
Accumulated deficit	(40,345,660)	(32,280,089)
Total stockholders' equity (deficit)	(3,942,517)	944,324
Total liabilities and stockholders' equity (deficit)	$28,127,514	$35,907,916

The accompanying notes are an integral part of these consolidated financial statements.

TELANETIX, INC.
Consolidated Statements of Operations

	Years ended December 31,
	2009	2008

Revenues	$28,291,925	$26,093,551

Cost of revenues	11,815,701	11,360,629

Gross profit	16,476,224	14,732,922

Operating expenses
Selling and marketing	6,283,628	6,150,235
General and administrative	8,142,528	11,322,942
Research, development and engineering	2,901,185	2,957,944
Depreciation	861,779	723,222
Amortization of purchased intangibles	2,200,000	2,199,999
Impairment of intangibles	—	2,380,000
Total operating expenses	20,389,120	25,734,342

Operating loss	(3,912,896)	(11,001,420)

Other income (expense)
Interest income	1,391	17,819
Interest expense	(4,083,058)	(6,211,261)
Change in fair market value of warrant and beneficial conversion liabilities	3,782,799	11,143,975
Total other income (expense)	(298,868)	4,950,533

Loss from continuing operations before income taxes	(4,211,764)	(6,050,887)

Provision for income taxes	—	—

Loss from continuing operations	(4,211,764)	(6,050,887)

Loss from discontinued operations, net of taxes	(3,853,807)	(3,632,743)

Net loss	(8,065,571)	(9,683,630)

Series A preferred stock dividends and accretion	—	(3,178,003)

Net loss applicable to common stockholders	$(8,065,571)	$(12,861,633)

Loss per common share:
Basic and diluted
Continuing operations	$(.14)	$(.34)
Discontinued operations	(.12)	(.14)
Net loss	$(.26)	$(.48)

Weighted average shares outstanding:
Basic and diluted	31,494,707	26,717,514

The accompanying notes are an integral part of these consolidated financial statements.

TELANETIX, INC.
Consolidated Statements of Stockholders' Equity (Deficit)

					Additional
	Preferred Stock		Common Stock		Paid-In		Accumulated
	Shares	Amount	Shares	Amount	Capital	Warrants	Deficit	Total
Balance, December 31, 2007	13,000	$1	23,079,576	$2,308	$39,011,923	$10,000	$(20,646,459)	$18,377,773

Common stock issued for conversion of debentures			1,109,945	112	1,490,028			1,490,140

Common stock issued for interest			3,278,208	328	838,210			838,538

Common stock issued as part of Elliston settlement			132,000	13	189,227			189,240

Common stock issued for services			1,200,000	120	479,880			480,000

Warrants issued for services					294,847			294,847

Exercise of warrants			100,000	10	124,990			125,000

Exercise of stock options – non cash			1,712,095	171	511,661			511,832

Repurchase of common stock			(355,832)	(36)	36			—

Dividend on Series A preferred stock					(394,675)			(394,675)

Stock based compensation					2,777,835			2,777,835

Common stock issued for earn out			1,128,382	113	887,311			887,424

Conversion of Series A preferred stock to debentures	(13,000)	(1)			(12,999,999)		(1,950,000)	(14,950,000)

Net loss							(9,683,630)	(9,683,630)

Balance, December 31, 2008	—	—	31,384,374	3,139	33,211,274	10,000	(32,280,089)	944,324

Repurchase of common stock			(533,334)	(53)	53			—

Stock based compensation					1,550,357			1,550,357

Common stock issued for earn out			917,280	91	86,480			86,571

Warrants reclassed from debt to equity						1,541,802		1,541,802

Net loss							(8,065,571)	(8,065,571)

Balance, December 31, 2009	—	$—	31,768,320	$3,177	$34,848,164	$1,551,802	$(40,345,660)	$(3,942,517))

The accompanying notes are an integral part of these consolidated financial statements.

TELANETIX, INC.
Consolidated Statements of Cash Flows

	Years ended December 31,
	2009	2008

Cash flows from operating activities:
Net loss	$(8,065,571)	$(9,683,630)
Adjustments to reconcile net loss to cash provided (used) by operating activities:
Provision for doubtful accounts	(269,310)	297,103
Depreciation	1,968,340	1,697,770
Loss on discontinued operations	3,853,807	3,632,743
(Gain) / loss on disposal of fixed assets	5,652	(22,825)
Amortization of deferred financing costs	114,967	272,202
Impairment of intangible assets	—	2,380,000
Amortization of intangible assets	2,200,000	2,199,999
Stock based compensation	584,032	1,899,197
Amortization of note discounts	2,194,005	3,128,543
Exercise of stock options in lieu of cash severance payments	—	404,582
Interest paid with additional debentures	—	585,181
Interest paid in common stock	—	838,538
Common stock issued for services	—	509,400
Value of warrants issued as compensation	—	227,113
Change in fair value of warrant liabilities	(3,782,799)	(11,143,975)
Changes in assets and liabilities:
Accounts receivable	(71,172)	(250,060)
Inventory	(27,215)	(226,348)
Prepaid expenses and other assets	88,662	(154,701)
Accounts payable and accrued liabilities	794,697	(146,029)
Accrued Interest	1,588,779	821,212
Deferred revenue	206,368	358,356
Net cash provided (used) by operating activities	1,383,242	(2,375,629)
Cash flows from investing activities:
Purchase of property and equipment	(496,746)	(863,805)
Proceeds from disposal of fixed assets	49,462	87,632
Net cash used by investing activities	(447,284)	(776,173)
Cash flows from financing activities:
Proceeds from sale of convertible debentures	—	6,500,000
Deferred financing costs	—	(175,025)
Proceeds from exercise of warrants	—	125,000
Payments on capital leases	(1,053,021)	(1,248,534)
Payment of convertible debentures	—	(1,225,295)
Payments on lines of credit	—	(500,000)
Net cash (used) provided by financing activities	(1,053,021)	3,476,146
Cash flows from discontinued operations:
Net cash used by operating activities of discontinued operations	(364,661)	(3,071,519)
Net cash used by investing activities of discontinued operations	—	(57,509)
Net cash used by discontinued operations	(364,661)	(3,129,028)
Net decrease in cash	(481,724)	(2,804,684)
Cash at beginning of the period	975,137	3,779,821
Cash at end of the period	$493,413	$975,137

Supplemental disclosures of cash flow information:
Interest paid	$185,304	$467,882

Non cash investing and financing activities
Common stock issued in connection with the acquisition of subsidiaries	$86,571	$887,424
Accrued dividend on Series A Preferred Stock	$—	$394,675
Convertible debentures converted into common stock	$—	$1,490,140
Preferred stock and accrued dividends converted into debentures	$—	15,344,675
Convertible debentures converted into debentures	$—	10,654,659
Warrant liabilities and beneficial conversion features	$—	$7,438,775
Property and equipment acquired through capital leases	$422,730	$367,506
Warrants reclassed from debt to equity	$1,541,802	$—

The accompanying notes are an integral part of these consolidated financial statements.

TELANETIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business:

Telanetix, Inc. (the “Company”) is an IP communications company, offering a range of communications solutions from hosted IP voice and conferencing products, to text and data collaboration, to telepresence videoconferencing products. The Company’s subsidiary, AccessLine Holdings Inc. ("AccessLine"), is a Bellevue, Washington-based provider of hosted VoIP solutions to the small-and-medium business marketplace. The Company’s Digital PresenceTM product line provides its customers with a complete system for telepresence video conferencing.

Prior to October 27, 2009, the Company also had two additional subsidiaries: AVS Installation Limited Liability Company and Union Labor Force One Limited Liability Company (together, "AVS").  AVS provided a full range of audio visual solutions to clients and end-users as the single point of contact during design and project implementation. On October 27, 2009, the Company entered into a securities purchase agreement pursuant to which it transferred all of the issued and outstanding membership interests of AVS to an individual purchaser. The purchaser was an employee of AVS. The transfer related solely to the Company’s video integration business, and not the Company’s video product business.  The Company did not transfer any assets or intellectual property relating to its Digital Presence product line.

In December 2009, the Company’s board of directors made a decision to conclude efforts to seek strategic alternatives regarding the operations, assets and intellectual property relating to the Company’s Digital Presence product line so that the Company could focus on growing the business of its AccessLine subsidiary which has been experiencing year over year revenue growth.  The Digital Presence product line experienced a dramatic sales decline in both 2009 and 2008 as compared to prior years.  The board of directors directed management to finalize negotiations with interested parties, if any, to sell the assets related to the Digital Presence product line or cease incurring costs related to its development.

As a result of the sale of AVS, and the potential sale of the Digital Presence product line, the Company has reflected its video segment as discontinued operations in its 2009 and 2008 consolidated financial statements. See Note 2 – Discontinued Operations.

Liquidity:

Our cash balance as of December 31, 2009 was $0.5 million.  At that time, we had accounts receivable of $1.9 million and a working capital deficit of $7.3 million. However, current liabilities include certain items that will likely settle without future cash payments or otherwise not require significant expenditures by the Company including: beneficial conversion liabilities of $4.1 million, deferred revenue of $0.9 million (primarily deferred up front customer activation fees), deferred rent of $0.2 million and accrued vacation of $0.5 million.  In addition, current liabilities include accrued bonuses of $0.6 million, paid out only if certain minimum cash targets are met. The aforementioned items represent $6.3 million of total current liabilities as of December 31, 2009. We do not anticipate being in a positive working capital position in the near future.  However, if we continue to generate revenue and gross profit consistent with our growth in 2009 and maintain control of our variable operating expenses, we believe that our existing capital, together with anticipated cash flows from operations, will be sufficient to finance our operations through at least January 1, 2011.

Principles of Accounting and Consolidation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  All significant intercompany balances and transactions have been eliminated.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates include those related to the allowance for doubtful accounts; valuation of inventories; valuation of goodwill, intangible assets and property and equipment; valuation of stock based compensation expense, the valuation of warrants and conversion features; and other contingencies.  On an on-going basis, the Company evaluates its estimates.  The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results could differ from those estimates under different assumptions or conditions.

Reclassifications:

As described above, previously reported amounts related to the Company’s video segment have been reclassified to reflect the discontinuance of the video segment.  See Note 2 – Discontinued Operations. Certain other previously reported amounts have been reclassified to conform to the current year’s presentation.  The reclassifications had no effect on previously reported net loss.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with original or remaining maturities of 90 days or less at the time of purchase to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts:

Sales are made to approved customers on an open account basis, subject to established credit limits, and generally, no collateral is required.  Accounts receivable are stated at the amount management expects to collect.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company’s customers to make required payments.  The Company reviews its allowance for doubtful accounts at least quarterly by assessing individual accounts receivable over a specific aging and amount, and all other balances on a pooled basis based on historical collection experience. Delinquent account balances are written-off after management has determined that the likelihood of collection is remote.

The Company has recorded an allowance for doubtful accounts of $0.2 million and $0.5 million at December 31, 2009 and 2008, respectively.

Inventories:

Inventories, which consist primarily of finished goods, are valued at the lower of cost or market with cost computed on a first-in, first-out (FIFO) basis.  Consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.  The Company records write downs for excess and obsolete inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future product life-cycles, product demand and market conditions, which totaled less than $0.1 million in both 2009 and 2008.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation is provided using the straight-line method over the estimated useful lives of the assets.  Estimated useful lives are two to seven years.  Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the assets.  Disposals of capital equipment are recorded by removing the costs and accumulated depreciation from the accounts and gains or losses on disposals are included in operating expenses in the Consolidated Statement of Operations.

Internally Developed Software:

The Company capitalizes payroll and related costs that are directly attributable to the design, coding, and testing of the Company's software developed for internal use.  The Company capitalized $0.3 million and $0.6 million related to the development of internal use software during the years ended December 31, 2009 and 2008, respectively.  Internally developed software costs, which are included in property and equipment, are amortized on a straight-line basis over an estimated useful life of two years.  Amortization of these costs was $0.7 million for both years ended December 31, 2009 and 2008.

Goodwill:

Goodwill is not amortized but is reviewed for potential impairment at least annually.  The identification and measurement of goodwill impairment involves the estimation of the fair value of the Company’s reporting units.  The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about expected future cash flows.  Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities.

Impairment of Long-Lived Assets:

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from five to ten years.  Purchased intangible assets determined to have indefinite useful lives are not amortized but are reviewed for potential impairment at least annually.  Long-lived assets, including intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition.  Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Revenue Recognition:

Revenue from the Company’s continuing operations is derived primarily from monthly recurring fees, which are recognized over the month the service is provided, activation fees, which are deferred and recognized over the estimated life of the customer relationship, and fees from usage which are recognized as the service is provided.

Revenues from its discontinued video segment were recognized when persuasive evidence of an arrangement existed, title was transferred, product payment was not contingent upon performance of installation or service obligation, the price was fixed or determinable, and collectability was reasonably assured.  In instances where final acceptance of the product or service was specified by the customer, revenue was deferred until all acceptance criteria was met.  Additionally, extended service revenue on hardware and software products was recognized ratably over the service period, generally one year.

Shipping and Handling Costs:

The Company includes amounts charged to customers for shipping and handling in product revenues, and includes amounts paid to vendors for shipping and handling in product cost of sales.

Sales Tax:

Sales tax is collected when appropriate and is not included in revenues in the Consolidated Statements of Operations.

Research and Development Expenditures:

Research and development expenditures are charged to operations as incurred and consist primarily of compensation costs, including stock compensation, outside services, and expensed materials.

Advertising:

The Company expenses direct advertising as the costs are incurred.  The costs of advertising consist primarily of E-commerce advertisements and other direct costs.  Advertising expense was $2.0 million for both years ended December 31, 2009 and 2008.

Income Taxes:

The Company accounts for income taxes using the assets and liability method, which recognizes deferred tax assets and liabilities determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income.  Valuation allowances are established to reduce deferred tax assets when, based on available objective evidence, it is more likely than not that the benefit of such assets will not be realized. The Company recognizes in the consolidated financial statements only those tax positions determined to be more likely than not of being sustained.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks.

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument.  In circumstances where the convertible instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.  Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as non-operating income or expense. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments.  The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.

Computation of Net Loss Per Share:

Basic net loss per share is based upon the weighted average number of common shares outstanding.  Diluted net loss per share is based on the assumption that all potential common stock equivalents (convertible preferred stock, convertible debentures, stock options, and warrants) are converted or exercised.  The calculation of diluted net loss per share excludes potential common stock equivalents if the effect is anti-dilutive.  The Company's weighted average common shares outstanding for basic and dilutive are the same because the effect of the potential common stock equivalents is anti-dilutive.

The Company has the following dilutive common stock equivalents as of December 31, 2009 and 2008 which were excluded from the calculation because their effect is anti-dilutive.

	December 31,
	2009	2008
Convertible Debentures	98,831,000	74,123,251
Preferred Stock	—	—
Stock Options	10,873,043	11,486,293
Warrants	12,695,718	12,695,718
Total	122,399,761	98,305,262

Fair Value of Financial Instruments:

Certain financial instruments are carried at cost on the consolidated balance sheets, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, other short-term liabilities, and capital lease obligations. In addition, as the Company recently amended its debentures in May 2009, it believes that the carrying amount of its debentures approximates their fair value as of December 31, 2009.

Stock Based Compensation:

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost is recognized in the Consolidated Statement of Operations over the period during which the employee is required to provide service in exchange for the award – the requisite service period.  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.  The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted for the unique characteristics of those instruments.

Recent Pronouncements:

In May 2008, the Financial Accounting Standards Board (“FASB”) issued guidance on accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement. The guidance requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate. The guidance is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and was adopted by the Company in the first quarter of fiscal 2009. The adoption of this guidance did not materially impact the Company’s consolidated financial position and results of operations.

In June 2008, the FASB approved guidance on determining whether an instrument (or embedded feature) is indexed to an entity’s own stock. The guidance instructs an entity to use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. The adoption of this guidance on January 1, 2009, required the Company to perform additional analyses on both its freestanding equity derivatives and embedded equity derivative features. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements in 2009.

In September 2006, the FASB provided enhanced guidance for using fair value to measure assets and liabilities, with further clarification of how to measure certain nonfinancial assets and liabilities in February 2008.  This guidance became effective at the beginning of the Company’s fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements in 2009.

In October 2008, the FASB issued guidance which clarifies how to determine the fair value of a financial asset when the market that is not active. Additional guidance is provided regarding how the reporting entity’s own assumptions should be considered when relevant observable inputs do not exist, how available observable inputs in a market that is not active should be considered when measuring fair value, and how the use of market quotes should be considered when assessing the relevance of inputs available to measure fair value. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements in 2009.

In April 2009, the FASB issued guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased and on identifying circumstances that indicate a transaction is not orderly. In addition, the guidance requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. The adoption of the guidance did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued guidance establishing general standards for accounting and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued. More specifically, the guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that should be made about events or transactions that occur after the balance sheet date. The adoption of the guidance did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued guidance to establish a single source of authoritative nongovernmental Generally Accepted Accounting Principles (“GAAP”) in the United States. The guidance is effective for interim and annual periods ending after September 15, 2009, or as of July 1, 2009 for the Company.  Adoption of the guidance did not have an impact on the Company’s consolidated financial statements.

In September 2009, FASB’s Emerging Issues Task Force (“EITF”) issued authoritative guidance addressing certain revenue arrangements with multiple deliverables. This guidance states that tangible products with hardware and software components that work together to deliver the product functionality are considered non-software products, and the accounting guidance under the revenue arrangements with multiple deliverables is to be followed. This guidance is effective for the Company’s future interim reporting period ending on September 30, 2010. The Company is currently evaluating the impact of the implementation of this guidance on its financial position, results of operations and cash flows.

In January 2010, the FASB issued guidance which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. The guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect the adoption this guidance to have a material impact on its consolidated financial statements.

2. Discontinued Operation

On October 27, 2009, the Company entered into a securities purchase agreement pursuant to which it transferred all of the issued and outstanding membership interests of two of its subsidiaries: AVS Installation Limited Liability Company, or AVS, and Union Labor Force One Limited Liability Company, or ULF, to an individual purchaser.  AVS and ULF operated the system integration, design, build-out and installation aspects of the Company’s video solutions business. The purchaser was an employee of AVS. The transfer related solely to the Company’s video integration business, and not the Company’s video product business.  The Company did not transfer any assets or intellectual property relating to its Digital Presence product line.

The membership interests were transferred for nominal consideration.  In connection with the transfer, all underlying assets and liabilities were retained by AVS and ULF.  The Company determined that the total amount of consideration it received represented fair value for the membership interests.   The Company completed the disposition of the membership interests, and consequently the assets used in and liabilities arising from the business operations of AVS and ULF, on October 27, 2009. The Company no longer holds any ownership interest in either of AVS or ULF.

In December 2009, the Company’s board of directors made a decision to conclude efforts to seek strategic alternatives regarding the operations, assets and intellectual property relating to the Company’s Digital Presence product line so that the Company could focus on growing the business of its AccessLine subsidiary which has been experiencing year over year revenue growth.  The Digital Presence product line experienced a dramatic sales decline in both 2009 and 2008 as compared to prior years.  The Company’s board of directors directed management to finalize negotiations with interested parties, if any, to sell the assets related to the Digital Presence product line or cease incurring costs related to its development.

The Company’s offerings were organized along two product categories: Video Solutions and Voice and Network Solutions, which were considered segments for reporting purposes.  The segments were determined in accordance with how management views and evaluates the Company’s business. The Company’s Video Solutions segment included both telepresence solutions and other supporting audio-visual applications.  As a result of the sale of AVS on October 27, 2009 and the potential sale or ceasing of expending resources for the development of the Digital Presence product line, the Company has reflected its video segment as discontinued operations in its 2009 and 2008 consolidated financial statements.

As of December 31, 2009, all of the assets and liabilities related to the Video Solutions segment had been disposed of, written off or collected.

The following table summarizes certain operating data for discontinued operations for the years ended December 31:

	2009	2008
Revenues	$3,465,150	$6,532,431
Cost of revenues	(2,903,481)	(5,328,285)
Other expenses	(4,415,476)	(4,836,889)
Loss from discontinued operations	$(3,853,807)	$(3,632,743)

The following table summarizes the components of the assets and liabilities from discontinued operations for the years ended December 31:

	2009	2008
Accounts receivable	$—	$2,043,948
Inventory	—	329,973
Property and equipment, net	—	301,485
Goodwill	—	863,435
Purchased intangibles, net	—	655,000
Other assets	—	11,887
Total assets	$—	$4,205,728

	2009	2008
Accounts payable	$—	$1,084,771
Accrued expenses	—	343,969
Deferred revenue	—	254,167
Total liabilities	$—	$1,682,907

3. Property and Equipment

Property and equipment consists of the following at December 31, 2009 and 2008:

	Estimated Useful	December 31,
	Life	2009	2008
Communications equipment	2-5 years	$5,617,256	$5,196,585
Capitalized software development costs	2 years	1,888,286	1,550,687
Software and computer equipment	3-5 years	243,469	186,615
Furniture and fixtures	5-7 years	12,704	12,704
Leasehold improvements	Life of lease	17,044	19,092
		7,778,759	6,965,683
Accumulated depreciation and amortization		(4,045,639)	(2,088,974)
		$3,733,120	$4,876,709

As of December 31, 2009, property and equipment with a cost of $4.5 million was financed through capital lease obligations with $1.9 million of accumulated amortization associated with these assets. As of December 31, 2008, property and equipment with a cost of $4.2 million was financed through capital lease obligations with $1.0 million of accumulated amortization associated with these assets

As of December 31, 2009, capitalized software development costs had a net book value of $0.4 million which will be amortized to depreciation expense in future periods as follows: $0.3 million in 2010 and $0.1 million in 2011.

4. Goodwill and Purchased Intangibles

Goodwill is separately disclosed from other intangible assets on the consolidated balance sheet and results from the Company’s acquisition of Accessline in 2007. In addition to the goodwill recorded at the time of purchase, the acquisition agreement required the Company to pay up to an additional $9.0 million in the form of 2,500,000 shares of its restricted common stock upon the achievement of certain future financial objectives, the value of which would increase the amount of goodwill recorded in the transaction.  The first earn out period ended December 31, 2007.  In April 2008, when the contingency related to the first earn out period was resolved, the Company issued 599,130 shares valued at $0.6 million, resulting in increases to goodwill and equity.  The second earn out period ended June 30, 2008, and the Company issued 529,252 shares valued at $0.3 million in July 2008 when the contingency was resolved.  The increase in goodwill and equity were recorded in the third fiscal quarter of 2008.  The third earn out period ended December 31, 2008, and the Company issued 515,622 shares valued at $0.04 million in February 2009.  The increase in goodwill and equity was recorded in the first quarter of fiscal 2009. The final earn out period ended on June 30, 2009 and the Company issued 401,658 shares valued at $0.04 million in July 2009. The increase in goodwill and equity was recorded in the third quarter of 2009.The Company has recorded goodwill of $7.0 million at both December 31, 2009 and 2008. Goodwill is not amortized.

The Company tests goodwill for impairment using a two-step process on at least an annual basis. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company has determined that no impairments related to goodwill existed as of December 31, 2009 and 2008.

Other intangible assets with finite useful lives consist primarily of developed technology and customer relationships. Developed technology and customer relationships are amortized on the straight-line basis over the expected period of benefit which range from five to ten years.

Long-lived assets, including developed technology and customer relationships are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  There was no impairment losses related to long-lived intangible assets recorded for the year ended December 31, 2009. However, during the year ended December 31, 2008, the Company determined that its trademarks and trade names associated with its Voice and Network Solutions segment were impaired and reflected $2.4 million of expense related to the impairment in its Consolidated Statement of Operations for the year ended December 31, 2008.

The following table presents details of the Company’s total purchased intangible assets as of December 31, 2009:

Purchased Intangible Assets	Gross Value	Accumulated Amortization	Impairment	Net Value
Developed technology	$7,600,000	$(1,741,663)	$—	$5,858,337
Trademarks and trade names	6,000,000	—	(2,380,000)	3,620,000
Customer-related intangibles	7,200,000	(3,300,000)	—	3,900,000
Total	$20,800,000	$(5,041,663)	$(2,380,000)	$13,378,337

The Company recorded amortization expense related to purchased intangibles of $2.2 million for both the year ended December 31, 2009 and 2008, which is included in amortization of purchased intangible assets in the Consolidated Statement of Operations.

The Company determined that purchased trademarks and trade names have an indefinite life as the Company expects to generate cash flows related to this asset indefinitely.  Consequently, the trademarks and trade names are not amortized, but are reviewed for impairment annually or sooner.

The estimated future amortization expense of purchased intangible assets as of December 31, 2009 is as follows:

Year ending December 31,	Amount
2010	$2,200,000
2011	2,200,000
2012	1,780,000
2013	760,000
2014	760,000
Thereafter	2,058,337
Total	$9,758,337

5. Other Assets

Other assets consist of the following at December 31, 2009 and 2008:

	December 31,
	2009	2008
Restricted cash	$100,000	$120,000
Deposits	253,127	215,782
Deferred financing costs, net	517,349	632,316
	$870,476	$968,098

Restricted cash consists of certificates of deposit held as collateral in favor of certain creditors.  Deposits represent cash paid as collateral in favor of certain creditors and lessors. Deferred financing costs consist of capitalized fees and expenses associated with the Company’s debt financings, and are amortized over the terms of the debentures using the straight-line method.  The Company recorded amortization expense related to deferred financing costs of $0.1 million and $0.3 million in the fiscal years ended December 31, 2009 and 2008, respectively.

6. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2009	2008
Accrued payroll, benefits and taxes	$1,437,779	$1,418,774
Telecom taxes payable	1,137,197	704,495
Deferred Rent	194,948	189,660
Other	371,391	297,414
	$3,141,315	$2,610,343

7. Deferred Revenue

Deferred Revenue consist of the following:

	December 31,
	2009	2008
Monthly recurring fees	$652,821	$599,733
Unearned activation fees	506,403	330,956
Other	2,500	24,667
Total deferred revenue	1,161,724	955,356
Less non-current portion	(264,271)	(188,134)
Deferred revenue, current portion	$897,453	$767,222

The unearned activation fees will be recognized over the next three years, and all other deferred revenue is expected to be recognized over the next year.

8. Securities Exchange and Amendment Agreements

On June 30, 2008, the Company entered into a Securities Exchange Agreement with the investors in its previous debenture and preferred stock financings.  Under this Securities Exchange Agreement the Company issued six-year, interest only debentures due June 30, 2014 in exchange for all of the outstanding debentures the Company issued in December 2006, August 2007 and March 2008 and shares of preferred stock the Company issued in August 2007.  The debentures issued in this transaction amend and restate the terms of the debentures issued in December 2006, August 2007 and March 2008.  The debentures issued in this transaction (an aggregate principal amount of $26.1 million) were exchanged for all of the then outstanding debentures held by the investors (an aggregate principal amount of $10.7 million), accrued interest on the outstanding debentures of $0.1 million, all of the then outstanding shares of preferred stock held by the investors (stated value of $14.9 million), and accrued dividends on such preferred stock of $0.4 million.  In connection with this transaction, the exercise prices of the outstanding warrants issued in the previous debenture and preferred stock financings were reduced from $1.25 per share to $1.00 per share.  The number of common shares underlying these warrants was not adjusted in connection with this change in exercise price.

In May 2009, the Company restructured the terms of its outstanding debentures issued in June 2008, August 2008 and December 2008 (collectively, the  "PIPE Debentures") and all of the Company’s outstanding warrants issued in December 2006, February 2007, August 2007, March 2008, August 2008 and December 2008 (the "PIPE Warrants") pursuant to the terms of an Amendment Agreement dated May 8, 2009 entered into between the Company and the holders of the outstanding PIPE Debentures and PIPE Warrants (the "Amendment Agreement").

See Note 9 – Convertible Debentures, Note 11 – Warrants and Warrant Liabilities, and Note 14 – Preferred Stock, Common Stock and Dividends.

9. Convertible Debentures

As discussed in Note 8 – Securities Exchange and Amendment Agreements pursuant to the terms of the Securities Exchange Agreement the Company entered into with certain investors on June 30, 2008, the Company exchanged the outstanding debentures it issued in December 2006, August 2007 and March 2008 for newly issued debentures, the terms of which are discussed below under the heading “June 2008.”  Prior to entering into the Securities Exchange Agreement, the conversion prices on the December 2006, August 2007 and March 2008 debentures were reduced to $1.25 per share pursuant to the anti-dilution provisions of such debentures.

In August 2008, the Company issued $2.0 million principal amount of debentures, the terms of which are discussed below under the heading “August 2008.”

In December 2008, the Company issued $1.5 million principal amount of debentures and amended certain terms of the debentures issued in June 2008 and August 2008. See the discussion below under the heading “December 2008.”

In May 2009, the Company restructured the terms of its outstanding PIPE Debentures and all of the Company’s outstanding PIPE Warrants pursuant to the terms of the Amendment Agreement.  See the discussion below under the heading “May 2009.”

As of December 31, 2009, the Company had reserved 98,831,000 shares of common stock for the conversion of the outstanding PIPE Debentures.

June 2008

On June 30, 2008, the Company entered into a Securities Exchange Agreement with the holders of all of the then outstanding debentures and shares of preferred stock of the Company, pursuant to which the Company issued six-year, interest only debentures due June 30, 2014 in exchange for all of the outstanding debentures the Company issued in December 2006, August 2007 and March 2008 and shares of preferred stock the Company issued in August 2007. See Note 8 – Securities Exchange and Amendment Agreements. The debentures issued in this transaction amended and restated the terms of the previously outstanding debentures held by the investors.

In December 2008, the Company amended certain terms of the debentures issued in June 2008, the terms of which are discussed below under the heading “December 2008.”  And, in May 2009, the Company restructured the terms of all of its outstanding debentures, the terms of which are discussed below under the heading “May 2009.”

The following summarizes the terms of the debentures issued in June 2008, as amended in December 2008 and May 2009:

Term. The debentures are due and payable on June 30, 2014.

Interest. When originally issued, interest accrued at the rate of 12.0% per annum and was payable monthly, commencing on August 1, 2008.  In December 2008, the parties agreed to amend the interest payment provisions to eliminate monthly interest payments at the rate of 12% per annum.  Following this amendment, interest was payable quarterly at the rate of (i) 0% per annum from October 1, 2008 until September 30, 2009, (ii) 13.5% per annum from October 1, 2009 until September 30, 2012 and (iii) 18% per annum from October 1, 2012 until maturity.  In May 2009, the parties again agreed to amend the interest payment provisions to reduce the interest rate to 0% through June 30, 2011 and then to 5% per annum thereafter.

Principal Payment. The principal amount of the debenture, if not paid earlier, is due and payable on June 30, 2014.

Payments of Interest. Interest payments, as amended in May 2009, are due quarterly on January 1, April 1, July 1 and October 1, commencing on October 1, 2011. Interest payments are required to be paid in cash.

Early Redemption. The Company has the right to redeem the debentures before their maturity by payment in cash of the then outstanding principal amount plus (i) accrued but unpaid interest, (ii) an amount equal to all interest that would have accrued if the principal amount subject to such redemption had remained outstanding through the maturity date and (iii) all liquidated damages and other amounts due in respect of the debenture. To redeem the debentures the Company must meet certain equity conditions. The payment of the debentures would occur on the 10th day following the date the Company gave the holders notice of the Company's intent to redeem the debentures. The Company agreed to honor any notices of conversion received from a holder before the pay off date of the debentures.

Voluntary Conversion by Holder. When originally issued, the debentures were convertible at anytime at the discretion of the holder at a conversion price per share of $1.25, subject to adjustment including full-ratchet, anti-dilution protection. The conversion price was reduced to $0.40 with the December 2008 amendment and further reduced to $0.30 with the May 2009 amendment.

Forced Conversion. Subject to compliance with certain equity conditions, the Company also has the right to force conversion if the VWAP for its common stock exceeds 200% of the then effective conversion price for 20 trading days out of a consecutive 30 trading day period. Any forced conversion is subject to the Company meeting certain equity conditions and is subject to a 4.99% cap on the beneficial ownership of the Company’s shares of common stock by the holder and its affiliates following such conversion.

Covenants. The debentures impose certain covenants on the Company, including restrictions against incurring additional indebtedness, creating any liens on the Company’s property, amending its certificate of incorporation or bylaws, redeeming or paying dividends on shares of its outstanding common stock, and entering into certain related party transactions. The debentures define certain events of default, including without limitation failure to make a payment obligation, failure to observe other covenants of the debenture or related agreements (subject to applicable cure periods), breach of representation or warranty, bankruptcy, default under another significant contract or credit obligation, delisting of the Company's common stock, a change in control, failure to be in compliance with Rule 144(c)(1) for more than 20 consecutive days, or more than an aggregate of 45 days in any 12 month period, or if any other conditions exist for such a period of time that the holder is unable to sell the shares issuable upon conversion of the debenture pursuant to Rule 144 without volume or manner of sale restrictions, or failure to deliver share certificates in a timely manner. In the event of default, the holders of the debentures have the right to accelerate all amounts outstanding under the debenture and demand payment of a mandatory default amount equal to 130% of the amount outstanding plus accrued interest and expenses.

In addition, under the terms of the May 2009 amendment agreement we agreed to add certain covenants to the debentures, including a requirement to maintain at least $300,000 in cash at all times while the debentures are outstanding, to sustain a level of gross revenue each quarter equal to at least 80% of the average gross revenue for the trailing two quarters, and to maintain a positive adjusted EBITDA in each rolling two quarter period. See below under “May 2009.”

Security. The debentures the Company issued are secured by all of the Company's assets under the terms of the amended and restated security agreement the Company and its subsidiaries entered into with the holders of the June 2008 debentures. Each of the Company's subsidiaries also entered into guarantees in favor of the investors, pursuant to which each subsidiary guaranteed the complete payment and performance by the Company of its obligations under the debentures and related agreements.

August 2008

On August 13, 2008, the Company entered into a debenture and warrant purchase agreement with one of the institutional investors that invested in the previous private placements.  Under the terms of this purchase agreement, the Company issued a senior secured convertible debenture with a principal amount of $2.0 million, along with five year warrants to purchase 608,000 shares of common stock at a price of $1.00 per share, subject to adjustment, including full-ratchet anti-dilution protection.  The rights and obligations of the investor and of the Company with respect to the debenture and the underlying common shares are identical to the debentures and underlying common shares issued pursuant to the Securities Exchange Agreement dated June 30, 2008, as amended.

December 2008

On December 11, 2008, the Company entered into an amendment agreement with the holders of the debentures issued in June 2008 and August 2008, and the warrants the Company issued in December 2006, February 2007, March 2008 and August 2008. With respect to the debentures, the parties agreed to amend the interest rate and interest payment provisions, which had called for monthly interest payments at the rate of 12% per annum.  As amended in December 2008, interest is payable quarterly at the rate of (i) 0% per annum from October 1, 2008 until September 30, 2009, (ii) 13.5% per annum from October 1, 2009 until September 30, 2012 and (iii) 18% per annum from October 1, 2012 until maturity. In May 2009, the parties again agreed to amend the interest payment provisions to reduce the interest rate to 0% through June 30, 2011 and then to 5% per annum thereafter.

On the same date, the Company entered into a debenture and warrant purchase agreement with an institutional investor and a holder of the Company's other outstanding debentures and warrants pursuant to which the Company issued a senior secured convertible debenture in the principal amount of $1.5 million, along with a warrant to purchase 456,000 shares of the Company's common stock with an exercise price of $0.40 per share.  The terms of the debenture issued in December 2008 are substantially similar to the terms of the debentures issued in June 2008 and August 2008, as amended.

As a result of the issuance of the debenture and warrant in December 2008, the conversion price and exercise price, respectively, of the debentures issued in June 2008 and August 2008 and the warrants issued in December 2006, February 2007, March 2008 and August 2008 was reduced to $0.40.  However, under the December 2008 amendment agreement, the parties agreed to waive the adjustment provision of such warrants that would have increased the number of shares subject to such warrants as a result of the issuance of the debentures and warrants in the December 2008 financing.

May 2009

In May 2009, the Company restructured the terms of its outstanding PIPE Debentures and all of the Company’s outstanding PIPE Warrants pursuant to the terms of the Amendment Agreement.  The Amendment Agreement revised the terms of the PIPE Debentures to:

•	decrease the conversion price from $0.40 to $0.30;

•	require that all future interest payments be made in cash;

•	defer interest payments until October 1, 2011;

•	reduce the interest rate to 0% through June 30, 2011 and then to 5% per annum thereafter;

•
eliminate the requirement that, at the time of any conversion of principal, the Company pay the holders an amount in cash equal to the interest that would have accrued on such principal had such principal remained outstanding through the full term of the PIPE Debentures; and

•	eliminate the 20% premium for voluntary prepayment.

In addition, under the terms of the Amendment Agreement, the holders of the PIPE Warrants were granted the right to exchange their outstanding PIPE Warrants for shares of the Company’s common stock at the rate of 1.063 shares of common stock underlying the PIPE Warrants for one share of common stock, subject to adjustment for stock splits and dividends.  In exchange, the anti-dilution protection under the PIPE Warrants was eliminated.  Previously the exercise price of the PIPE Warrants would decrease, and the number of shares issuable upon exercise would increase, generally, each time the Company issued common stock or common stock equivalents at a price less than the exercise price of the PIPE Warrants.  The Amendment Agreement eliminates the potential for future dilution from the PIPE Warrants.

Under the terms of the Amendment Agreement, the Company also agreed to add certain covenants to the PIPE Debentures, including a requirement to maintain at least $300,000 in cash at all times while the PIPE Debentures are outstanding, to sustain a level of gross revenue each quarter equal to at least 80% of the average gross revenue for the trailing two quarters, and commencing with the period ended June 30, 2009, to maintain a positive adjusted EBITDA in each rolling two quarter period.  For example, ending December 31, 2009, the sum of the three-month adjusted EBITDA of the three months ended September 30 and December 31 must be at least $0.00 or greater.  Adjusted EBITDA is calculated by taking the Company’s net income for the applicable period, and adding to that amount the sum of the following: (i) any provision for (or less any benefit from) income taxes, plus (ii) any deduction for interest expense, net of interest income, plus (iii) depreciation and amortization expense, plus (iv) non-cash expenses (such as stock-based compensation and warrant compensation), plus (v) expenses related to changes in fair market value of warrant and beneficial conversion features, plus (vi) expenses related to impairment of tangible and intangible assets. The Company was in compliance with all covenants at December 31, 2009.

General

The unamortized discounts on the debentures issued in December 2006, August 2007 and March 2008 were carried forward as discounts on the debentures issued in June 2008, and will be amortized to interest expense through June 30, 2014.  The discounts on the debentures issued in August 2008 and December 2008 will be amortized to interest expense through June 30, 2014. The change in the fair market value of the beneficial conversion feature liability as a result of the decrease of the conversion price of the debentures from $0.40 to $0.30 per the Amendment Agreement was recorded as additional debt discount of $4.0 million on May 8, 2009. See Note 8 – Securities Exchange and Amendment Agreements.

The amendment agreement entered into in December 2008, provided for 0% interest until September, 30, 2009.  The amendment agreement entered into in May 2009, provided for a further deferral of interest payments until October 1, 2011 and a reduction in the interest rate to 0% through June 30, 2011 and then to 5% per annum thereafter.  However, the Company has recorded interest expense for the year ended December 31, 2009, at the effective interest rate of the debentures during that period.

The following table summarizes information relative to the outstanding debentures at December 31, 2009 and December 31, 2008:

	December 31, 2009	December 31, 2008
Convertible debentures	$29,649,300	$29,649,300
Less unamortized discounts:
Original issue discount	(4,190,903)	(864,758)
Detachable warrants discount	(2,100,996)	(2,567,884)
Beneficial conversion feature discount	(4,838,914)	(5,914,228)
Convertible debentures, net of discounts	18,518,487	20,302,430
Less current portion	—	—
Convertible debentures, long term portion	$18,518,487	$20,302,430

The convertible debentures outstanding at December 31, 2009 are due June 30, 2014.

At each reporting period the Company assesses the value of its convertible debentures that are accounted for as derivative financial instruments indexed to and potentially settled in its own stock. At December 31, 2009 and December 31, 2008, the Company determined that the beneficial conversion feature in the convertible debentures represented an embedded derivative liability.  Accordingly, the Company bifurcated the embedded conversion feature and accounted for it as a derivative liability because the conversion price and ultimate number of shares can be adjusted if the Company subsequently issues common stock at a lower price and it was deemed possible the Company could have to net cash settle the contract if there were not enough authorized shares to issue upon conversion.

The convertible debentures contain embedded derivative features, which are accounted for at fair value as a compound embedded derivative at December 31, 2009 and December 31, 2008.  This compound embedded derivative includes the following material features: (1) the standard conversion feature of the debentures; (2) a reset of the conversion price condition for subsequent equity sales; (3) the Company’s ability to pay interest in cash or shares of its common stock; (4) optional redemption at the Company’s election; (5) forced conversion; (6) holder’s restriction on conversion; and (7) a default put.

The Company, with the assistance of an independent valuation firm, calculated the fair value of the compound embedded derivative associated with the convertible debentures utilizing a complex, customized Monte Carlo simulation model suitable to value path dependant American options.  The model uses the risk neutral methodology adapted to value corporate securities.  This model utilized subjective and theoretical assumptions that can materially affect fair values from period to period.

At December 31, 2009 and December 31, 2008, the Company recorded beneficial conversion liabilities of $4.1 million and $4.8 million, respectively.  The Company recognized other income of $4.7 million and $2.5 million for the year ended December 31, 2009 and 2008, respectively, related to the change in fair market value of the beneficial conversion liabilities.

10. Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including its convertible debentures.

At December 31 2009, the Company recorded a liability related to the beneficial conversion feature of its convertible debentures (See Note 9 – Convertible Debentures) at its fair market value of $4.1 million utilizing unobservable inputs (Level 3).  The change in fair market value of the beneficial conversion feature liability is included in Other Income (Expense) in the Condensed Consolidated Statements of Operations.

The change in the fair market value of the beneficial conversion feature liability as a result of the decrease the conversion price of the PIPE Debentures from $0.40 to $0.30 per the Amendment Agreement (see Note 8 - Securities Exchange and Amendment Agreements) was recorded as additional debt discount of $4.0 million on May 8, 2009. In addition, as a result of the Amendment Agreement (see Note 8 - Securities Exchange and Amendment Agreements), the anti-dilution protection feature of the PIPE Warrants was removed, which eliminates the potential for future price-based dilution from the PIPE Warrants.  Accordingly, the PIPE Warrants, previously reported as a derivative liability, are no longer a derivative liability and their value as of May 8, 2009, was reclassed to equity

The following table provides a reconciliation of the beginning and ending balances of the derivative liabilities as of December 31, 2009:

	Warrant liability	Beneficial conversion feature liability	Total
Beginning balance January 1, 2009	$580,712	$4,818,012	$5,398,724
Change in fair market value of beneficial conversion liabilities due to change in conversion factor	—	3,977,948	3,977,948
Conversion of warrants to equity	(1,541,802)	—	(1,541,802)
Change in fair market value of warrant and beneficial conversion liabilities	961,090	(4,743,889)	(3,782,799)
Ending balance December 31, 2009	$—	$4,052,071	$4,052,071

Certain financial instruments are carried at cost on the consolidated balance sheets, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, other short-term liabilities, and capital lease obligations. In addition, as the Company amended its debentures in May 2009, it believes that the carrying amount of its debentures approximates their fair value as of December 31, 2009.

11. Warrants and Warrant Liabilities

In connection with its various financings through June 30, 2008, the Company issued warrants to purchase shares of common stock in conjunction with the sale of its debentures. Prior to the Securities Exchange Agreement executed on June 30, 2008, the exercise prices of the warrants were reduced to $1.25 per share, resulting in an increase in the number of aggregate shares of common stock underlying the warrants to 11,205,809. On June 30, 2008 in connection with the Securities Exchange Agreement, the exercise prices of the warrants discussed above were further reduced to $1.00 per share.  The number of shares of common stock underlying the warrants remained at 11,205,809.  The Company recorded $0.2 million of deferred financing costs related to the change in exercise price discussed above.  See Note 8 – Securities Exchange and Amendment Agreements.

On August 13, 2008, the Company issued warrants to purchase 608,000 shares of common stock at $1.00 per share in connection with the sale of its debentures.  The warrant is immediately exercisable and expires five years from the date of issuance.

On December 11, 2008, the Company issued warrants to purchase 456,000 shares of common stock at $0.40 per share in connection with the sale of its debentures.  In addition, the exercise price of all previously issued warrants was reduced to $0.40.  However, under the terms of the December 11, 2008 amendment, the parties agreed to waive the adjustment provision of the PIPE Warrants that would have increased the number of shares subject to the PIPE Warrants as a result of the issuance of the debentures and warrants in December 2008. Pursuant to FASB guidance, the fair value of the warrants at the issuance was recorded as a warrant liability because the exercise price of the warrants can adjust if the Company subsequently issues common stock at a lower price and it is possible for the Company to not have enough authorized shares to settle the warrants and therefore would have to settle the warrants with cash.

In addition, the Company issued warrants to purchase 413,125 shares of common stock to various entities as compensation for services provided to the Company during 2008.

In May 2009, under the terms of the Amendment Agreement, the holders of the PIPE Warrants were granted the right to exchange their outstanding PIPE Warrants for shares of the Company’s common stock at the rate of 1.063 shares of common stock underlying the PIPE Warrants for one share of common stock, subject to adjustment for stock splits and dividends.  In exchange, the price-based anti-dilution protection under the PIPE Warrants was eliminated.  Previously the exercise price of the PIPE Warrants would decrease, and the number of shares issuable upon exercise would increase, generally, each time the Company issued common stock or common stock equivalents at a price less than the exercise price of the PIPE Warrants.  The Amendment Agreement eliminates the potential for future price-based dilution from the PIPE Warrants. Accordingly, the warrants are no longer a derivative liability and their value as of May 8, 2009, was reclassed to equity.

The fair value of the warrants was estimated at their various issuance dates and revalued at May 8, 2009, using the Monte Carlo model discussed in Note 9 – Convertible Debentures, above.  As a result of the reclass of the warrants to equity on May 8, 2009, the Company recorded no warrant liabilities at December 31, 2009.  At December 31, 2008, the Company recorded warrant liabilities of $0.6 million.  Prior to the reclass of the warrants to equity in May 2009, the Company recognized other expense of $1.0 million related to the change in fair market value of the warrants. The Company recognized other income of $8.7 million related to the change in fair market value of the warrants for the year ended December 31, 2008.

There were 12,695,718 shares subject to warrants at a weighted average exercise price of $0.45 at December 31, 2009 and December 31, 2008.

The following table summarizes information about warrants outstanding at December 31, 2009:

Exercise Prices	Number of Shares Subject to Outstanding Warrants and Exercisable	Weighted Average Remaining Contractual Life (years)
$0.40	12,269,809	2.75
$1.25	105,000	3.42
$1.73	200,000	3.24
$1.92	78,125	3.24
$3.52	12,784	0.60
$4.00	30,000	3.13
	12,695,718

As of December 31, 2009, the Company had reserved 12,695,718 shares of common stock for the exercise of outstanding warrants.

12. Business Risks and Credit Concentration

The Company’s cash is maintained with a limited number of commercial banks, and are invested in the form of demand deposit accounts.  Deposits in these institutions may exceed the amount of insurance provided on such deposits.

The Company markets its products to resellers and end-users primarily in the United States.  Management performs ongoing credit evaluations of the Company’s customers and maintains an allowance for potential credit losses.  There can be no assurance that the Company’s credit loss experience will remain at or near historic levels.  At both December 31, 2009 and 2008, one customer accounted for 11% of gross accounts receivable.

One customer accounted for 11% of the Company’s revenue in 2009 and 15% in 2008.  Any factor adversely affecting demand or supply for these products or services could materially adversely affect the Company’s business and financial performance.

Subsequent to the end of the year, the Company received notice from two of its customers that they would be terminating service during the course of 2010. This service is an older product offering, that had been in place with these customers for several years.  The Company had known for some time that the customers would move away from the service eventually and the revenue generated by these customers had been declining over recent years. These services accounted for approximately 17% of the Company’s revenues in 2009.

The Company relies on primarily one third party network service provider for network services.  If this service provider failed to perform on its obligations to the Company, such failure could materially impact future operating results, financial position and cash flows.

13. Commitments and contingencies

Leases

The Company has non-cancelable operating and capital leases for corporate facilities and equipment.  The leases expire through February 28, 2013 and include certain renewal options.  Rent expense under the operating leases totaled $1.7 million and $1.8 million for the years ended December 31, 2009 and 2008.

Future minimum rental payments required under non-cancelable operating and capital leases are as follows for the years ending December 31:

	Operating Leases	Capital Leases
2010	$1,375,995	$776,669
2011	1,240,014	357,504
2012	1,278,394	85,443
2013	252,920	14,139
Total minimum lease payments	$4,147,323	1,233,755
Less amount representing interest		(128,724)
Present value of minimum lease payments		1,105,031
Less current portion		(683,249)
		$421,782

Minimum Third Party Network Service Provider Commitments

The Company has a contract with a third party network service provider that facilitates interconnects with a number of 3rd party network service providers.  The contract contains a minimum usage guarantee of $0.2 million per monthly billing cycle.  The contract commenced on October 16, 2003 with an initial 24 month term.  The contract was extended in July 2005 for a 3 year term that expired in July 2008.  On October 24, 2008, the contract was extended for another 3 year term.  The cancellation terms are a ninety (90) day written notice prior to the extended term expiring.

Litigation Settlement

From time to time and in the course of business, we may become involved in various legal proceedings seeking monetary damages and other relief.  The amount of the ultimate liability, if any, from such claims cannot be determined.  However, in the opinion of our management, there are no legal claims currently pending or threatened against us that would be likely to have a material adverse effect on our financial position, results of operations or cash flows.

14. Preferred Stock, Common Stock and Dividends

Pursuant to terms of the Company’s Series A preferred stock (the “Series A Stock”), effective April 1, 2008, the stated value of such stock increased by 15%, or $1.95 million, because the Company’s common stock was not listed on an exchange other than the OTC Bulletin Board by March 31, 2008. The Company recorded a dividend of $1.95 million during the year ended December 31, 2008 related to the increase in stated value of the Series A Stock.

Pursuant to the Securities Exchange Agreement the Company entered into on June 30, 2008, all shares of the Series A Stock, which had a stated value of $14.95 million, and accrued dividends of $0.4 million were converted into the debentures issued on June 30, 2008.  See Note 8 – Securities Exchange and Amendment Agreements. As of December 31, 2009, the Company has no shares of preferred stock issued or outstanding.

Pursuant to the terms of a consultant agreement dated July 23, 2008, the Company issued 1.2 million shares of its common stock, valued at $0.5 million, to a consultant in exchange for services during the year ended December 31, 2008.

15. Stock Based Compensation

Stock Option Plan

The 2005 Equity Incentive Plan (the “2005 Plan”), which was approved by the shareholders in August 2006, permits the Company to grant shares of common stock and options to purchase shares of common stock to the Company’s employees for up to 5 million shares of common stock.  The Company believes that such awards better align the interests of its employees with those of its shareholders.  Option awards are generally granted with an exercise price that equals the market price of the Company's stock at the date of grant; these option awards generally vest based on 3 years of continuous service and have 10-year contractual terms.  On November 8, 2007, the Board of Directors approved an amendment to the 2005 Plan to increase the number of shares of common stock available for grant to 8.5 million shares. On December 11, 2008, the Board of Directors approved an additional amendment to the 2005 Plan to increase the number of shares of common stock available for grant to 15.5 million shares.

A summary of option activity under the 2005 Plan as of December 31, 2009 and 2008, and changes during the years then ended is presented below:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2008	6,206,222	$1.83
Granted	7,940,834	0.08
Exercised	(1,712,095)	0.30
Forfeited or expired	(948,668)	2.53
Outstanding at December 31, 2008	11,486,293	$0.28
Granted	1,148,500	0.07
Exercised	—	—
Forfeited or expired	(1,761,750)	0.16
Outstanding at December 31, 2009	10,873,043	$0.27

The intrinsic value of options exercised was zero for both the years ended December 31, 2009 and 2008.

The options outstanding and currently exercisable by exercise price at December 31, 2009 are as follows:

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price
$0.06 to 0.15	10,118,084	8.48	$0.07	4,738,136	7.91	$0.07
$2.55 to 3.50	754,959	5.91	$2.99	678,397	6.22	$2.93
	10,873,043	8.30	$0.27	5,416,533	7.70	$0.43

As of December 31, 2009 and 2008, 5,416,533 and 2,999,335 outstanding options, respectively, were exercisable at an aggregate average exercise price of $0.43 and $0.75, respectively.  The aggregate intrinsic value of both stock options outstanding and stock options exercisable at December 31, 2009 was less than $0.1 million.

As of December 31, 2009, total compensation cost related to non-vested stock options not yet recognized was $1.2 million, which is expected to be recognized over the next two years on a weighted-average basis.

Valuation and Expense Information

The Company measures and recognizes compensation expense for all share-based payment awards made to employees and directors based upon estimated fair values.  The following table summarizes stock-based compensation expense recorded for the years ended December 31, 2009 and 2008, and its allocation within the Consolidated Statements of Operations:

	December 31,
	2009	2008
Selling and marketing	$125,487	$142,065
General and administrative	278,342	1,575,302
Research and development	180,203	181,831
Stock based compensation included in continuing operations	584,032	1,899,198
Stock based compensation in discontinued operations	966,325	878,637
Total stock-based compensation expense related to employee equity awards	$1,550,357	$2,777,835

Stock-based compensation expense in discontinued operations for the year ended December 31, 2009 includes approximately $0.5 million of expense related to accelerated vesting of options held by AVS employees at the time of the sale of that subsidiary (see Note 2 – Discontinued Operations).

Stock-based compensation expense for the year ended December 31, 2008 includes $1.4 million of expense related to accelerated vesting and option modifications for former officers of the Company.  In addition, in December 2008, the Company modified the exercise price on all options outstanding for active employees and contractors that had an exercise price greater than $0.15.  The exercise price was reduced to $0.07 on approximately 164 stock options, and the Company recorded expense of less than $0.1 million related to the modifications in the Consolidated Statement of Operations for the year ended December 31, 2008.  Expense related to both modifications is included in the table above.

Valuation Assumptions:

The Company uses the Black Scholes option pricing model in determining its option expense.  The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2009 and 2008 was $0.05 per share and $0.14 per share, respectively.  The fair value of each option is estimated on the date of grant using the Black Scholes option pricing model and is recognized as expense using the straight-line method over the requisite service period:

December 31,
	2009	2008
Expected volatility	90.7% to 114.7%	63.90% to 102.32%
Risk-free interest rate	2.22% to 3.00%	3.05% to 3.90%
Expected dividends	—	—
Expected life (yrs)	5.27 to 6.10	5.85 to 6.10

The expected volatility is based on the weighted average of the historical volatility of publicly traded surrogates in the Company’s peer group.

The risk-free interest rate assumption is based upon published interest rates appropriate for the expected life of the Company’s employee stock options.

The dividend yield assumption is based on the Company’s history of not paying dividends and no future expectations of dividend payouts.

The expected life of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards.

As the stock-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, such amounts have been reduced for estimated forfeitures estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

16. Income Taxes

The Company did not record a provision for income taxes in the fiscal years ended December 31, 2009 and 2008, as it has experienced net losses from inception through December 31, 2009.

The following reconciles the provision for income taxes reported in the financial statements to expected taxes that would be obtained by applying the statutory federal tax rate of 34% to loss before income taxes:

	2009	2008
Expected tax benefit at statutory rate	$(2,740,000)	$(3,290,000)
Effects of permanent differences	630,000	(2,030,000)
State tax	(330,000)	(1,370,000)
Change in valuation allowance	1,780,000	6,690,000
True-up of deferreds	660,000	—
Other	—	—
Tax Provision	$—	$—

A valuation allowance has been provided to reduce the net deferred tax asset to the amount that is more likely than not to be realized.  The deferred tax assets and liabilities consist of the following components:

	2009	2008
Deferred tax assets:
Net operating loss carryforwards	$17,680,000	15,840,000
Other	1,460,000	2,235,000
	19,140,000	18,075,000
Deferred tax liabilities:
Purchased intangibles, net	(5,340,000)	(6,055,000)
Other	—	—
	(5,340,000)	(6,055,000)
Net deferred tax asset	13,800,000	12,020,000
Less valuation allowance	(13,800,000)	(12,020,000)
	$—	$—

The valuation allowance increased by $1.8 million in 2009 and $6.7 million in 2008. The increase in the valuation allowance of $1.8 million in 2009 is primarily due to the increase in net operating loss carryforwards. The increase in the valuation allowance of $6.7 million in 2008 is primarily due to the increase in net operating loss carryforwards of $4.6 million and the effect of the change in purchased intangibles of $2.1 million.

The Company has federal net operating loss carryforwards, net of section 382 limitations, totaling approximately $46 million that may be offset against future federal income taxes.  If not used, the carryforwards will begin expiring in fiscal 2009.  The Company has net operating loss carryforwards in various states totaling approximately $32 million which expire if not used within statutory periods which vary from state to state.

The use of federal and state net operating loss carryforwards may be limited as a result of certain ownership changes.

The Company reviews whether the benefits of tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position.  For tax positions that are more likely than not of being sustained upon audit, the Company recognizes the largest amount of the benefits that are more likely than not of being sustained in the financial statements.  For tax positions that are not more likely than not of being sustained upon audit, the Company does not recognize any portion of the benefit in the financial statements.

We have historically classified interest and penalties on income tax liabilities as additional income tax expense.  As of December 31, 2009, our Consolidated Balance Sheet included no accrued interest or penalties.

The Company and its subsidiaries file income tax returns in the United States and various state and local jurisdictions.  As of December 31, 2009, we were not under examination by any major tax jurisdiction. The Company is no longer subject to U.S. federal tax examinations for years before fiscal 2006 and it is no longer subject to state tax examinations for years prior to 2005. However, due to our net operating loss carryforwards, the statute generally remains open to examination.

17. Related party transactions

On June 30, 2008, the Company entered into a separation agreement with Mr. Thomas A. Szabo, who at the time was an officer of the Company and chairman of the board of directors.  Under the terms of the separation agreement, Mr. Szabo waived his right to collect cash severance compensation owed to him upon termination of employment under the terms of his employment agreement, executed a general waiver and release of claims against the Company, and agreed to apply his severance compensation and other deferred compensation owed to him to the exercise of stock options to acquire 822,929 shares of common stock. In exchange, we paid Mr. Szabo, as additional severance, an amount equal to 25% of his severance, accelerated the vesting of certain stock options and amended the provisions of his option agreements that provide that his unexercised options terminate 90 days following termination of service.

18. Quarterly Financial Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2009
Revenue	$7,024,192	$6,904,963	$7,165,500	$7,197,270
Income (loss) from continuing operations	$(1,757,967)	$(6,449,200)	$2,035,819	$1,959,584
Loss from discontinued operations	$(499,333)	$(585,553)	$(1,957,412)	$(811,509)
Net income (loss) applicable to common shareholders	$(2,257,300)	$(7,034,753)	$78,407	$1,148,075
Income (loss) per common share – basic and diluted
Continuing operations	$(0.05)	$(0.20)	$0.06	$0.06
Discontinued operations	$(0.02)	$(0.02)	$(0.06)	$(0.02)
Net loss	$(0.07)	$(0.22)	$(0.00)	$0.04

Year ended December 31, 2008
Revenue	$6,248,858	$6,352,520	$6,786,712	$6,705,461
Income (loss) from continuing operations	$(5,806,656)	$5,987,079	$(56,122)	$(6,175,193)
Loss from discontinued operations	$(803,494)	$(1,558,789)	$(563,376)	$(707,084)
Net income (loss) applicable to common shareholders	$(9,164,393)	$3,804,530	$(619,498)	$(6,882,272)
Income (loss) per common share – basic and diluted
Continuing operations	$(0.36)	$0.21	$(0.00)	$(0.21)
Discontinued operations	$(0.03)	$(0.06)	$(0.02)	$(0.01)
Net loss	$(0.39)	$0.15	$(0.02)	$(0.22)

19. Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financials statements through the date of issuance of its December 31, 2009 consolidated financial statements. No such events requiring disclosure occurred.

TELANETIX, INC.
Condensed Consolidated Balance Sheets

June 30, 2010		December 31, 2009
	(Unaudited)
ASSETS
Current assets
Cash	$965,151	$493,413
Accounts receivable, net	1,732,768	1,888,393
Inventory	294,682	253,563
Prepaid expenses and other current assets	996,555	465,348
Total current assets	3,989,156	3,100,717
Property and equipment, net	3,209,496	3,733,120
Goodwill	7,044,864	7,044,864
Purchased intangibles, net	12,278,337	13,378,337
Other assets	790,488	870,476
Total assets	$27,312,341	$28,127,514

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable	$1,707,840	$1,614,382
Accrued liabilities	3,677,365	3,141,315
Deferred revenue	982,510	897,453
Current portion of capital lease obligations	533,245	683,249
Beneficial conversion feature liabilities	3,261,423	4,052,071
Total current liabilities	10,162,383	10,388,470
Non-current liabilities
Accrued Interest	2,695,951	2,477,021
Deferred revenue, net of current portion	253,628	264,271
Capital lease obligations, net of current portion	317,525	421,782
Convertible debentures	19,755,244	18,518,487
Total non-current liabilities	23,022,348	21,681,561
Total liabilities	33,184,731	32,070,031
Stockholders' equity (deficit)
Common stock, $.0001 par value; Authorized: 300,000,000 shares;
Issued and outstanding: 31,768,320 at June 30, 2010 and December 31, 2009	3,177	3,177
Additional paid in capital	35,282,824	34,848,164
Warrants	1,551,802	1,551,802
Accumulated deficit	(42,710,193)	(40,345,660))
Total stockholders' deficit	(5,872,390))	(3,942,517))
Total liabilities and stockholders' deficit	$27,312,341	$28,127,514

The accompanying notes are an integral part of these condensed consolidated financial statements.

TELANETIX, INC.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Revenues	$7,285,612	$6,904,963	$14,946,308	$13,929,155

Cost of revenues	3,014,694	2,714,096	6,195,951	5,840,867

Gross profit	4,270,918	4,190,867	8,750,357	8,088,288

Operating expenses
Selling and marketing	1,806,783	1,652,866	3,383,105	3,118,721
General and administrative	1,890,672	2,024,903	3,852,539	4,124,573
Research, development and engineering	694,395	697,703	1,433,713	1,461,461
Depreciation	147,011	227,381	290,552	470,269
Amortization of purchased intangibles	550,000	550,000	1,100,000	1,100,000
Total operating expenses	5,088,861	5,152,853	10,059,909	10,275,024

Operating loss	(817,943)	(961,986)	(1,309,552)	(2,186,736)

Other income (expense)
Interest income	198	76	262	229
Interest expense	(787,656)	(1,051,223)	(1,576,158)	(2,489,965)
Change in fair market value of derivative liabilities	5,040,381	(4,436,067)	790,648	(3,530,695)
Total other income (expense)	4,252,923	(5,487,214)	(785,248)	(6,020,431)

Income (loss) from continuing operations	3,434,980	(6,449,200)	(2,094,800)	(8,207,167)

Loss from discontinued operations	(71,346)	(585,553)	(269,733)	(1,084,886)

Net income (loss)	$3,363,634	$(7,034,753)	$(2,364,533)	$(9,292,053)

Net income (loss) per share – basic and diluted
Continuing operations	$0.11	$(0.20)	$(0.06)	$(0.26)
Discontinued operations	—	(0.02)	(0.01)	(0.04)
Net income (loss) per share	$0.11	$(0.22)	$(0.07)	$(0.30)

Weighted average shares outstanding – basic and diluted	31,768,320	31,366,662	31,768,320	31,265,379

The accompanying notes are an integral part of these condensed consolidated financial statements.

TELANETIX, INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six months ended June 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(2,364,533)	$(9,292,053)
Adjustments to reconcile net loss to cash provided by operating activities:
Provision for doubtful accounts	(87,187)	(79,557)
Depreciation	882,557	1,017,527
Loss from discontinued operations	269,733	1,084,886
Loss on disposal of fixed assets	165,570	2,218
Amortization of deferred financing costs	57,484	57,483
Amortization of intangible asset	1,100,000	1,100,000
Stock based compensation	291,162	292,913
Amortization of note discounts	1,236,758	957,248
Change in fair value of derivative liabilities	(790,648)	3,530,695
Changes in assets and liabilities:
Accounts receivable	242,812	(107,539)
Inventory	(41,119)	(101,511)
Prepaid expenses and other assets	(508,703)	(59,770)
Accounts payable and accrued expenses	629,508	938,675
Accrued interest	218,930	1,391,126
Deferred revenue	74,414	117,543
Net cash provided by operating activities	1,376,738	849,884

Cash flows from investing activities:
Purchase of property and equipment	(381,490)	(322,962)
Proceeds from disposal of fixed assets	26,503	28,970
Net cash used by investing activities	(354,987)	(293,992)

Cash flows from financing activities:
Payments on capital leases	(423,778)	(576,640)
Net cash used by financing activities	(423,778)	(576,640)

Cash flows from discontinued operations:
Net cash provided (used) by operating activities of discontinued operations	(126,235)	186,842
Net cash used by investing activities of discontinued operations	—	(23,485)
Net cash provided (used) by discontinued operations	(126,235)	163,357

Net increase in cash	471,738	142,609
Cash at beginning of the period	493,413	975,137
Cash at end of the period	$965,151	$1,117,746

Supplemental disclosures of cash flow information:
Interest paid	$62,990	$105,387

Non-cash investing and financing activities:
Property and equipment acquired through capital leases	$169,517	$220,218
Common stock issued in connection with acquisitions	$—	$46,406
Warrants reclassed from debt to equity	$—	$1,541,802

The accompanying notes are an integral part of these condensed consolidated financial statements.

TELANETIX, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Description of Business

Telanetix, Inc. (the “Company”) is an IP communications company, offering a range of communications solutions including hosted IP voice and conferencing products and hosted VoIP solutions to the small-and-medium business marketplace through its Bellevue, Washington-based subsidiary, AccessLine Holdings Inc. ("AccessLine").

Prior to October 27, 2009, the Company also had two additional subsidiaries: AVS Installation Limited Liability Company and Union Labor Force One Limited Liability Company (together, "AVS").  AVS provided a full range of audio visual solutions to clients and end-users. On October 27, 2009, the Company entered into a securities purchase agreement pursuant to which it transferred all of the issued and outstanding membership interests of AVS to an individual purchaser.

In December 2009, the Company’s board of directors made a decision to conclude efforts to seek strategic alternatives regarding the operations, assets and intellectual property relating to the Company’s Digital Presence product line so that the Company could focus on growing the business of its AccessLine subsidiary which has been experiencing year over year revenue growth.  The Digital Presence product line experienced a dramatic sales decline in 2009 as compared to prior years.  In March 2010, the Company terminated its Digital Presence product line and ceased incurring costs related to its development.

As a result of the sale of AVS, and the termination of the Digital Presence product line, the Company has reflected its video segment as discontinued operations in its 2009 condensed consolidated financial statements. See Note 3 – Discontinued Operations.

On July 2, 2010, the Company closed two transactions that recapitalized its outstanding debt evidenced by debentures and generated approximately $2.0 million of cash that will be used for working capital purposes (the “Recapitalization”).  See Note 12 – Subsequent Events.

2. Basis of Presentation

The accompanying unaudited financial statements, consisting of the condensed consolidated balance sheet as of June 30, 2010, the condensed consolidated statements of operations for the three and six months ended June 30, 2010 and 2009, and the condensed consolidated statements of cash flows for the six months ended June 30, 2010 and 2009, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and in accordance with the instructions to Form 10-Q. Accordingly, these condensed consolidated financial statements do not include all of the information and footnotes typically found in the audited consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K. In the opinion of management, all adjustments (primarily consisting of normal recurring adjustments) considered necessary for a fair statement have been included.

The condensed consolidated balance sheet at December 31, 2009, has been derived from the audited consolidated financial statements as of that date but does not include all of the information and footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates include those related to the allowance for doubtful accounts; valuation of inventories; valuation of goodwill, intangible assets and property and equipment; valuation of stock based compensation expense; the valuation of conversion features; and other contingencies.  On an on-going basis, the Company evaluates its estimates.  The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results could differ from those estimates under different assumptions or conditions. Operating results for the three and six months ended June 30, 2010, are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2010.

Liquidity:

The Company’s cash balance as of June 30, 2010 was $1.0 million.  At that time, it had accounts receivable of $1.7 million and a working capital deficit of $6.2 million. However, current liabilities include certain items that will likely settle without future cash payments or otherwise not require significant expenditures by the Company including: beneficial conversion liabilities of $3.3 million, deferred revenue of $1.2 million (primarily deferred up front customer activation fees), deferred rent of $0.2 million and accrued vacation of $0.5 million.  In addition, current liabilities include accrued bonuses of $0.8 million. The aforementioned items represent $6.0 million of total current liabilities as of June 30, 2010.

As part of the Recapitalization, the Company received approximately $2.0 million of cash. In addition, the beneficial conversion liabilities of $3.3 million were eliminated and $0.3 million of the accrued bonuses were converted to stock.  See Note 12 – Subsequent Events.

If the Company continues to generate revenue and gross profit consistent with the growth it experienced during the six months ended June 30, 2010 and during fiscal 2009, and maintains control of its variable operating expenses, it believes that its existing capital, together with anticipated cash flows from operations, will be sufficient to finance its operations through at least June 30, 2011.

Reclassifications:

Certain previously reported amounts have been reclassified to conform to the current year’s presentation.  The reclassifications had no effect on previously reported net losses.

Recent Accounting Pronouncements:

In September 2009, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board ("FASB") issued authoritative guidance addressing certain revenue arrangements with multiple deliverables. This guidance states that tangible products with hardware and software components that work together to deliver the product functionality are considered non-software products, and the accounting guidance under the revenue arrangements with multiple deliverables is to be followed. This guidance is effective for the Company’s future interim reporting period ending on September 30, 2010. The Company does not expect the adoption this guidance to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued guidance which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. See Note 5 – Fair Value Measurement for a discussion regarding Level 1, 2 and 3 fair-value measurements. The guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

3. Discontinued Operation

On October 27, 2009, the Company entered into a securities purchase agreement pursuant to which it transferred all of the issued and outstanding membership interests of AVS to an individual purchaser.  AVS operated the system integration, design, build-out and installation aspects of the Company’s video solutions business. The purchaser was an employee of AVS. The transfer related solely to the Company’s video integration business, and not the Company’s Digital Presence video product business.  The Company did not transfer any assets or intellectual property relating to its Digital Presence product line.

The membership interests were transferred for nominal consideration.  In connection with the transfer, all underlying assets and liabilities were retained by AVS.  The Company determined that the total amount of consideration it received represented fair value for the membership interests.   The Company completed the disposition of the membership interests, and consequently the assets used in and liabilities arising from the business operations of AVS, on October 27, 2009. The Company no longer holds any ownership interest in AVS.

In December 2009, the Company’s board of directors made a decision to conclude efforts to seek strategic alternatives regarding the operations, assets and intellectual property relating to the Company’s Digital Presence product line so that the Company could focus on growing the business of its AccessLine subsidiary which has been experiencing year over year revenue growth.  The Digital Presence product line experienced a dramatic sales decline in 2009 as compared to prior years.  In March 2010, the Company terminated its Digital Presence product line and ceased incurring costs related to its development.

The Company’s offerings were organized along two product categories: Video Solutions and Voice and Network Solutions, which were considered segments for reporting purposes.  The segments were determined in accordance with how management views and evaluates the Company’s business. The Company’s Video Solutions segment included both telepresence solutions and other supporting audio-visual applications.  As a result of the sale of AVS on October 27, 2009 and the termination of the Digital Presence product line, the Company has reflected its video segment as discontinued operations in its 2009 consolidated financial statements.

As of December 31, 2009, all of the assets and liabilities related to the Video Solutions segment had been disposed of, written off or collected.

The following table summarizes certain operating data for discontinued operations for the three and six months ended June 30, 2009:

	Three months ended June 30, 2009	Six months ended June 30, 2009
Revenues	$687,346	$2,222,718
Cost of revenues	(621,908)	(1,762,730)
Other expenses	(650,991)	(1,544,874)
Loss from discontinued operations	$(585,553)	$(1,084,886)

During the three and six months ended June 30, 2010, the Company incurred $0.1 million and $0.3 million, respectively, of expenses related to the wind down of its Digital Presence product line.

4. Securities Amendment Agreement

In May 2009, the Company restructured the terms of its outstanding debentures issued in June 2008, August 2008 and December 2008 (collectively, the  "PIPE Debentures") and all of the Company’s outstanding warrants issued in December 2006, February 2007, August 2007, March 2008, August 2008 and December 2008 (collectively, the "PIPE Warrants") pursuant to the terms of an Amendment Agreement dated May 8, 2009 entered into between the Company and the holders of the outstanding PIPE Debentures and PIPE Warrants (the "Amendment Agreement"). See Note 6 – Convertible Debentures.

The Amendment Agreement revised the terms of the PIPE Debentures to:

•	decrease the conversion price from $0.40 to $0.30;

•	require that all future interest payments be made in cash;

•	defer interest payments until October 1, 2011;

•	reduce the interest rate to 0% through June 30, 2011 and then to 5% per annum thereafter;

•
eliminate the requirement that, at the time of any conversion of principal, the Company pay the holders an amount in cash equal to the interest that would have accrued on such principal had such principal remained outstanding through the full term of the PIPE Debentures;  and

•	eliminate the 20% premium for voluntary prepayment.

In addition, under the terms of the Amendment Agreement, the holders of the PIPE Warrants were granted the right to exchange their outstanding PIPE Warrants for shares of the Company’s common stock at the rate of 1.063 shares of common stock underlying the PIPE Warrants for one share of common stock, subject to adjustment for stock splits and dividends.  In exchange, the anti-dilution protection under the PIPE Warrants was eliminated.  Previously the exercise price of the PIPE Warrants would decrease, and the number of shares issuable upon exercise would increase, generally, each time the Company issued common stock or common stock equivalents at a price less than the exercise price of the PIPE Warrants.  The Amendment Agreement eliminates the potential for future dilution from the PIPE Warrants.

On July 2, 2010, in connection with the Recapitalization, the Company recapitalized all of the PIPE Debentures and eliminated the PIPE Warrants.  See Note 12 – Subsequent Events.

5. Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including its debentures.

At June 30, 2010, the Company recorded a liability related to the beneficial conversion feature of its debentures (See Note 6 – Convertible Debentures) at its fair market value of $3.3 million utilizing unobservable inputs (Level 3).  The change in fair market value of the beneficial conversion feature liability is included in Other Income (Expense) in the Condensed Consolidated Statements of Operations.

The change in the fair market value of the beneficial conversion feature liability as a result of the decrease the conversion price of the PIPE Debentures from $0.40 to $0.30 per the Amendment Agreement (see Note 4 - Securities Amendment Agreement) was recorded as additional debt discount of $4.0 million on May 8, 2009. In addition, as a result of the Amendment Agreement (see Note 4 - Securities Amendment Agreement), the price-based anti-dilution feature of the PIPE Warrants was removed, which eliminates the potential for future price-based dilution from the PIPE Warrants.  Accordingly, the PIPE Warrants, previously reported as a derivative liability, are no longer a derivative liability and their value as of May 8, 2009, was reclassed to equity.

The following table provides a reconciliation of the beginning and ending balances of the beneficial conversion feature derivative liability as of June 30, 2010:

Beginning balance January 1, 2010	$4,052,071
Change in fair market value of derivative liabilities	(790,648)
Ending balance June 30, 2010	$3,261,423

Certain financial instruments are carried at cost on the consolidated balance sheets, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, other short-term liabilities, and capital lease obligations. In addition, as the Company amended its PIPE Debentures in May 2009, it believes that the carrying amount of its PIPE Debentures approximates their fair value as of June 30, 2010.

On July 2, 2010, in connection with the Recapitalization, the Company recapitalized all of the PIPE Debentures and eliminated the PIPE Warrants and the beneficial conversion feature derivative liability.  See Note 12 – Subsequent Events.

6. Convertible Debentures

As discussed in Note 4 – Securities Amendment Agreement, in May 2009, the Company restructured the terms of its outstanding PIPE Debentures and all of the Company’s outstanding PIPE Warrants pursuant to the terms of the Amendment Agreement. The following summarizes the terms of the PIPE Debentures, as amended, as in effect prior to the cancellation thereof in connection with the Recapitalization:

Term. The convertible debentures are due and payable on June 30, 2014.

Interest. When originally issued, interest accrued at the rate of 12.0% per annum and was payable monthly, commencing on August 1, 2008.  In December 2008, the parties agreed to amend the interest payment provisions to eliminate monthly interest payments and to provide that interest was payable quarterly at the rate of (i) 0% per annum from October 1, 2008 until September 30, 2009, (ii) 13.5% per annum from October 1, 2009 until September 30, 2012 and (iii) 18% per annum from October 1, 2012 until maturity.  In May 2009, the parties again agreed to amend the interest payment provisions to reduce the interest rate to 0% through June 30, 2011 and then to 5% per annum thereafter.

Principal Payment. The principal amount of the convertible debenture, if not paid earlier, is due and payable on June 30, 2014.

Payments of Interest. Interest payments, as amended in May 2009, are due quarterly on January 1, April 1, July 1 and October 1, commencing on October 1, 2011. Interest payments are required to be paid in cash.

Early Redemption. The Company has the right to redeem the convertible debentures before their maturity by payment in cash of the then outstanding principal amount plus (i) accrued but unpaid interest, (ii) an amount equal to all interest that would have accrued if the principal amount subject to such redemption had remained outstanding through the maturity date and (iii) all liquidated damages and other amounts due in respect of the debenture. To redeem the convertible debentures the Company must meet certain equity conditions. The payment of the convertible debentures would occur on the 10th day following the date the Company gave the holders notice of the Company's intent to redeem the convertible debentures. The Company agreed to honor any notices of conversion received from a holder before the pay off date of the convertible debentures.

Voluntary Conversion by Holder. When originally issued, the debentures were convertible at anytime at the discretion of the holder at a conversion price per share of $1.25, subject to adjustment including full-ratchet, anti-dilution protection. The conversion price was reduced to $0.40 with the December 2008 amendment and further reduced to $0.30 with the May 2009 amendment.

Forced Conversion. Subject to compliance with certain equity conditions, the Company also has the right to force conversion if the VWAP for its common stock exceeds 200% of the then effective conversion price for 20 trading days out of a consecutive 30 trading day period. Any forced conversion is subject to the Company meeting certain equity conditions and is subject to a 4.99% cap on the beneficial ownership of the Company’s shares of common stock by the holder and its affiliates following such conversion.

Covenants. The convertible debentures impose certain covenants on the Company, including restrictions against incurring additional indebtedness, creating any liens on the Company’s property, amending its certificate of incorporation or bylaws, redeeming or paying dividends on shares of its outstanding common stock, and entering into certain related party transactions. The convertible debentures define certain events of default, including without limitation failure to make a payment obligation, failure to observe other covenants of the convertible debenture or related agreements (subject to applicable cure periods), breach of representation or warranty, bankruptcy, default under another significant contract or credit obligation, delisting of the Company's common stock, a change in control, failure to be in compliance with Rule 144(c)(1) for more than 20 consecutive days, or more than an aggregate of 45 days in any 12 month period, or if any other conditions exist for such a period of time that the holder is unable to sell the shares issuable upon conversion of the debenture pursuant to Rule 144 without volume or manner of sale restrictions, or failure to deliver share certificates in a timely manner. In the event of default, the holders of the convertible debentures have the right to accelerate all amounts outstanding under the debenture and demand payment of a mandatory default amount equal to 130% of the amount outstanding plus accrued interest and expenses.

Under the terms of the Amendment Agreement in May 2009, the Company also agreed to add certain covenants to the PIPE Debentures, including a requirement to maintain at least $300,000 in cash at all times while the PIPE Debentures are outstanding, to sustain a level of gross revenue each quarter equal to at least 80% of the average gross revenue for the trailing two quarters, and commencing with the period ended June 30, 2009, to maintain a positive adjusted EBITDA in each rolling two quarter period.  For example, ending June 30, 2010, the sum of the three-month adjusted EBITDA of the three months ended March 31, 2010 and the three months ended June 30, 2010 must be at least $0.00 or greater.  Adjusted EBITDA is calculated by taking the Company’s net income for the applicable period, and adding to that amount the sum of the following: (i) any provision for (or less any benefit from) income taxes, plus (ii) any deduction for interest expense, net of interest income, plus (iii) depreciation and amortization expense, plus (iv) non-cash expenses (such as stock-based compensation and warrant compensation), plus (v) expenses related to changes in fair market value of warrant and beneficial conversion features, plus (vi) expenses related to impairment of tangible and intangible assets. The Company was in compliance with all covenants at June 30, 2010.

Security. The convertible debentures the Company issued are secured by all of the Company's assets under the terms of the amended and restated security agreement the Company and its subsidiaries entered into with the holders of the June 2008 debentures. Each of the Company's subsidiaries also entered into guarantees in favor of the investors, pursuant to which each subsidiary guaranteed the complete payment and performance by the Company of its obligations under the debentures and related agreements.

The unamortized discounts on the convertible debentures issued in December 2006, August 2007 and March 2008 were carried forward as discounts on the convertible debentures issued in June 2008, and will be amortized to interest expense through June 30, 2014.  The discounts on the convertible debentures issued in August 2008 and December 2008 will be amortized to interest expense through June 30, 2014. The change in the fair market value of the beneficial conversion feature liability as a result of the decrease of the conversion price of the debentures from $0.40 to $0.30 per the Amendment Agreement was recorded as additional debt discount of $4.0 million on May 8, 2009. See Note 4 – Securities Amendment Agreement.

As discussed above under the caption “interest”, when originally issued, interest accrued at the rate of 12.0% per annum and was payable monthly, commencing on August 1, 2008.  In December 2008, the parties agreed to amend the interest payment provisions to eliminate monthly interest payments and to provide that interest was payable quarterly at the rate of (i) 0% per annum from October 1, 2008 until September 30, 2009, (ii) 13.5% per annum from October 1, 2009 until September 30, 2012 and (iii) 18% per annum from October 1, 2012 until maturity.  In May 2009, the parties again agreed to amend the interest payment provisions to reduce the interest rate to 0% through June 30, 2011 and then to 5% per annum thereafter. The Company has recorded interest expense for the three months ended June 30, 2010, at the effective interest rate of the convertible debentures during that period.

The following table summarizes information relative to the outstanding debentures at June 30, 2010 and December 31, 2009:

	June 30, 2010	December 31, 2009
Convertible debentures	$29,649,300	$29,649,300
Less unamortized discounts:
Original issue discount	(3,725,247)	(4,190,903)
Detachable warrants discount	(1,867,552)	(2,100,996)
Beneficial conversion feature discount	(4,301,257)	(4,838,914)
Convertible debentures, net of discounts	19,755,244	18,518,487
Less current portion	—	—
Convertible debentures, long term portion	$19,755,244	$18,518,487

The convertible debentures outstanding at June 30, 2010 would have been due on June 30, 2014. However, on July 2, 2010, the Company closed two transactions that recapitalized all of its outstanding debt.  See Note 12 – Subsequent Events.

As of June 30, 2010, the Company had reserved 98,831,000 shares of common stock for the conversion of the outstanding PIPE Debentures.

At each reporting period the Company assesses the value of its convertible debentures that are accounted for as derivative financial instruments indexed to and potentially settled in its own stock. At June 30, 2010 and December 31, 2009, the Company determined that the beneficial conversion feature in the convertible debentures represented an embedded derivative liability.  Accordingly, the Company bifurcated the embedded conversion feature and accounted for it as a derivative liability because the conversion price and ultimate number of shares can be adjusted if the Company subsequently issues common stock at a lower price and it was deemed possible the Company could have to net cash settle the contract if there were not enough authorized shares to issue upon conversion.

The convertible debentures contain embedded derivative features, which are accounted for at fair value as a compound embedded derivative at June 30, 2010 and December 31, 2009.  This compound embedded derivative includes the following material features: (1) the standard conversion feature of the debentures; (2) a reset of the conversion price condition for subsequent equity sales; (3) the Company’s ability to pay interest in cash or shares of its common stock; (4) optional redemption at the Company’s election; (5) forced conversion; (6) holder’s restriction on conversion; and (7) a default put.

The Company, with the assistance of an independent valuation firm, calculated the fair value of the compound embedded derivative associated with the convertible debentures utilizing a complex, customized Monte Carlo simulation model suitable to value path dependant American options.  The model uses the risk neutral methodology adapted to value corporate securities.  This model utilized subjective and theoretical assumptions that can materially affect fair values from period to period.

At June 30, 2010 and December 31, 2009, the Company recorded beneficial conversion liabilities of $3.3 million and $4.1 million, respectively.  For the three months ended June 30, 2010 and 2009, the Company recognized other income of $5.0 million and other expense of $3.4 million, respectively, related to the change in fair market value of the beneficial conversion liabilities. For the six months ended June 30, 2010 and 2009, the Company recognized other income of $0.8 million and other expense of $2.6 million, respectively, related to the change in fair market value of the beneficial conversion liabilities.

On July 2, 2010, in connection with the Recapitalization, the Company recapitalized all of its outstanding convertible debentures and eliminated the beneficial conversion feature derivative liability.  See Note 12 – Subsequent Events.

7. Warrants and Warrant Liabilities

In connection with its various financings through December 2008, the Company issued warrants to purchase shares of common stock in conjunction with the sale of its convertible debentures.

In May 2009, under the terms of the Amendment Agreement (see Note 4 - Securities Amendment Agreement), the holders of the PIPE Warrants were granted the right to exchange their outstanding PIPE Warrants for shares of the Company’s common stock at the rate of 1.063 shares of common stock underlying the PIPE Warrants for one share of common stock, subject to adjustment for stock splits and dividends.  In exchange, the price-based anti-dilution protection under the PIPE Warrants was eliminated.  Previously the exercise price of the PIPE Warrants would decrease, and the number of shares issuable upon exercise would increase, generally, each time the Company issued common stock or common stock equivalents at a price less than the exercise price of the PIPE Warrants.  The Amendment Agreement eliminates the potential for future price-based dilution from the PIPE Warrants. Accordingly, the warrants are no longer a derivative liability and their value as of May 8, 2009, was reclassed to equity.

The fair value of the warrants was estimated at their various issuance dates and revalued at May 8, 2009, using the Monte Carlo model discussed in Note 6 – Convertible Debentures, above.  Effective with the reclass of the warrants to equity on May 8, 2009, the Company no longer reports a warrant liability and no longer recognizes other income or expense related to the warrants.  During the three and six months ended June 30, 2009, the Company recognized other expense of $1.1 million and $1.0 million, respectively, related to the change in fair market value of the warrants.

There were 12,695,718 shares subject to warrants at a weighted average exercise price of $0.45 at June 30, 2010 and December 31, 2009.

The following table summarizes information about warrants outstanding at June 30, 2010 and December 31, 2009:

Exercise Prices	Number of Shares Subject to Outstanding Warrants and Exercisable	Weighted Average Remaining Contractual Life (years)
$0.40	12,269,809	2.26
$1.25	105,000	2.92
$1.73	200,000	2.74
$1.92	78,125	2.74
$3.52	12,784	0.11
$4.00	30,000	2.63
	12,695,718

As of June 30, 2010, the Company had reserved 12,695,718 shares of common stock for the exercise of outstanding warrants.

On July 2, 2010, in connection with the Recapitalization, the Company recapitalized all of the PIPE Debentures and eliminated the above warrants.  See Note 12 – Subsequent Events.

8. Business Risks and Credit Concentration

The Company’s cash is maintained with a limited number of commercial banks, and are invested in the form of demand deposit accounts.  Deposits in these institutions may exceed the amount of FDIC insurance provided on such deposits.

The Company markets its products to resellers and end-users primarily in the United States.  Management performs ongoing credit evaluations of the Company’s customers and maintains an allowance for potential credit losses.  There can be no assurance that the Company’s credit loss experience will remain at or near historic levels.  One customer accounted for 16% of gross accounts receivable at June 30, 2010. At December 31, 2009, one customer accounted for 11% of gross accounts receivable.

During the three and six months ended June 30, 2010, no customer accounted for revenues of 10% or more.  However during the three and six months ended June 30, 2009, one customer accounted for 12% of the Company’s revenue.

During the first quarter of 2010, the Company received notice from two of its customers that they would be terminating service during the course of 2010. This service is an older product offering that had been in place with these customers for several years.  The Company had known for some time that the customers would move away from the service eventually and the revenue generated by these customers had been declining over recent years. Revenue received from these customers accounted for approximately 9% and 12% of revenue during the three and six months ended June 30, 2010, as compared to 19% during both the three and six months ended June 30, 2009.

9. Commitments and Contingencies

Leases

The Company has non-cancelable operating and capital leases for corporate facilities and equipment.

Minimum Third Party Network Service Provider Commitments

The Company has a contract with a third party network service provider that facilitates interconnects with a number of third party network service providers.  The contract contains a minimum usage guarantee of $0.2 million per monthly billing cycle and expires in July 2011.  The cancellation terms are a ninety (90) day written notice prior to the extended term expiring.

Litigation

From time to time and in the course of business, the Company may become involved in various legal proceedings seeking monetary damages and other relief.  The amount of the ultimate liability, if any, from such claims cannot be determined.  However, in the opinion of management, there are no legal claims currently pending or threatened against the Company that would be likely to have a material adverse effect on its financial position, results of operations or cash flows.

10. Stock Based Compensation

Stock Option Plan

The 2005 Equity Incentive Plan (the “2005 Plan”), which was approved by the shareholders in August 2006, permits the Company to grant shares of common stock and options to purchase shares of common stock to the Company’s employees for up to 5 million shares of common stock. Option awards are generally granted with an exercise price that equals the market price of the Company's stock at the date of grant; these option awards generally vest based on 3 years of continuous service and have 10-year contractual terms.  On November 8, 2007, the Board of Directors approved an amendment to the 2005 Plan to increase the number of shares of common stock available for grant to 8.5 million shares. On December 11, 2008, the Board of Directors approved an additional amendment to the 2005 Plan to increase the number of shares of common stock available for grant to 15.5 million shares.

A summary of option activity under the 2005 Plan as of June 30, 2010, and changes during the six months then ended is presented below:

	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2009	10,873,043	$0.27
Granted	—	—
Exercised	—	—
Forfeited or expired	(337,500)	0.42
Outstanding at June 30, 2010	10,535,543	$0.27

The options outstanding and currently exercisable by exercise price at June 30, 2010 are as follows:

	Stock options outstanding			Stock Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price
$0.06 to 0.15	9,825,584	7.96	$0.07	5,968,053	7.64	$0.07
$2.55 to 3.50	709,959	5.28	$3.02	709,959	5.28	$3.02
	10,535,543	7.78	$0.27	6,678,012	7.39	$0.39

As of June 30, 2010 and December 31, 2009, 6,678,012 and 5,416,533 outstanding options were exercisable at an aggregate average exercise price of $0.39 and $0.43, respectively.  The aggregate intrinsic value of stock options outstanding and stock options exercisable at June 30, 2010 was less than $0.1 million.

As of June 30, 2010, total compensation cost related to nonvested stock options not yet recognized was $0.9 million, which is expected to be recognized over the next 1.54 years on a weighted-average basis.

Valuation and Expense Information

The Company measures and recognizes compensation expense for all share-based payment awards made to employees and directors based upon estimated fair values.  The following table summarizes stock-based compensation expense recorded for the three months ended June 30, 2010 and 2009, and its allocation within the Condensed Consolidated Statements of Operations:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Selling and marketing	$31,246	$31,249	$62,492	$62,995
General and administrative	69,813	68,957	140,068	138,398
Research and development	44,301	43,396	88,602	91,520
Stock based compensation included in continuing operations	145,360	143,602	291,162	292,913
Stock based compensation in discontinued operations	71,346	132,673	143,498	263,703
Total stock-based compensation expense related to employee equity awards	$216,706	$276,275	$434,660	$556,616

Valuation Assumptions:

The Company uses the Black Scholes option pricing model in determining its option expense.  The fair value of each option is estimated on the date of grant using the Black Scholes option pricing model and is recognized as expense using the straight-line method over the requisite service period.  There were no options granted during the six months ended June 30, 2010 and 105,000 options were granted during the six months ended June 30, 2009.

As the stock-based compensation expense recognized in the Condensed Consolidated Statements of Operations is based on awards ultimately expected to vest, such amounts have been reduced for estimated forfeitures estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

11. Computation of Net Loss Per Share

Basic net loss per share is based upon the weighted average number of common shares outstanding.  Diluted net loss per share is based on the assumption that all potential common stock equivalents (convertible preferred stock, convertible debentures, stock options, and warrants) are converted or exercised.  The calculation of diluted net loss per share excludes potential common stock equivalents if the effect is anti-dilutive.  The Company's weighted average common shares outstanding for basic and dilutive are the same because the effect of the potential common stock equivalents is anti-dilutive.

The Company has the following dilutive common stock equivalents as of June 30, 2010 and 2009, which were excluded from the net loss per share calculation because their effect is anti-dilutive.

	June 30,
	2010	2009
Convertible Debentures	98,831,000	98,831,000
Stock Options	10,535,543	9,922,543
Warrants	12,695,718	12,695,718
Total	122,062,261	121,449,261

12. Subsequent Event

On July 2, 2010, the Company closed two transactions that recapitalized its outstanding debt evidenced by debentures and generated approximately $2.0 million of cash that it will use for working capital purposes.

Debenture Repurchase

On June 30, 2010, the Company entered into a securities purchase agreement with the holders of its outstanding debentures in the principal amount of $29.6 million. Under the terms of the agreement, the Company repurchased all of its outstanding debentures in exchange for payment of $7.5 million in cash, the holders of the Company’s debentures exchanged all outstanding warrants they held for shares of its common stock and the Company issued to such holders an additional number of shares of its common stock, such that the holders collectively beneficially owned approximately 16.6 million shares of its common stock immediately following the completion of the transactions contemplated by the agreement. The Company paid the $7.5 million from the proceeds of its senior secured note private placement described below.

After giving effect to the transactions contemplated by the debenture repurchase described above and the transactions contemplated by the senior secured note private placement described below, the Company currently has $10.5 million of senior secured notes outstanding and all of its previously issued debentures, which had a principal amount of $29.6 million, were cancelled.  Upon completion of the rights offering described below, the Company expects that $3 million of the $10.5 million of principal amount of senior secured notes will be either redeemed or converted into shares of its common stock, which would leave the Company with approximately $7.5 million of senior secured notes outstanding.

Senior Secured Note Private Placement

On June 30, 2010, the Company entered into a securities purchase agreement (the "Hale Securities Purchase Agreement") with affiliates of Hale Capital Management, LP (collectively, "Hale"), pursuant to which in exchange for $10.5 million, the Company agreed to issue to Hale $10.5 million of senior secured notes, which it refers to as the "2010 notes" in this report, and 287,501,703 unregistered shares of its common stock. The Company issued the 2010 notes and 225,492,765 shares of its common stock to Hale at the closing of the transactions contemplated by the Hale Securities Purchase Agreement on July 2, 2010. The Company will issue the balance of the shares of common stock it agreed to issue following the filing of an amendment to its certificate of incorporation to increase its authorized capital stock to permit such issuance, which we filed on September 2, 2010. A summary of the material terms of the 2010 notes is set forth below.

Under the terms of the Hale Securities Purchase Agreement, the Company agreed to conduct a rights offering. In connection with the rights offering, depending on the amount of capital it raises, the Company and Hale agreed that the Company would either redeem up to $3.0 million of principal of the 2010 notes or that Hale would exchange up to $3.0 million of principal of the 2010 notes for shares of the Company’s common stock. See "Rights Offering," below.

The Company agreed to a number of provisions in the Hale Securities Purchase Agreement that protect Hale's investment, including:

Most Favored Nation.  For so long as the 2010 notes are outstanding and until Hale ceases to own ten percent of the Company’s outstanding common stock, if the Company (i) issues debt on terms that are more favorable than the terms of the 2010 notes, or (ii) issues common stock, preferred stock, equivalents or any other equity security on terms more favorable than those set out in the Hale Securities Purchase Agreement, then the terms of the 2010 notes and/or the Hale Securities Purchase Agreement shall automatically be amended such that Hale receives the benefit of the more favorable terms.

Right of First Refusal. For so long as the 2010 notes are outstanding and until Hale ceases to own ten percent of the Company’s outstanding common stock, Hale shall have a right of first refusal on any subsequent placement that the Company makes of common stock or common stock equivalents or any securities convertible into or exchangeable or exercisable for shares of its common stock.

Fundamental Transactions.  For so long as the 2010 notes are outstanding and thereafter for as long as any of the Hale purchasers continue to own 20% of the common stock that they purchased under the Hale Securities Purchase Agreement, the Company cannot effect a transaction in which it consolidates or merges with another entity, conveys all or substantially all of its assets, permit another person or group to acquire more than 50% of its voting stock, or reorganize or reclassify its common stock without the consent of a majority in interest of the Hale purchasers. Additionally, the Company cannot effect such a transaction without obtaining the foregoing requisite consent if such transaction would trigger the most favored nation provision in the Hale Securities Purchase Agreement described above or if such transaction would otherwise involve the issuance of any equity securities or the incurrence of debt at a price that is less than the price paid in connection with the transaction consummated pursuant under the Hale Securities Purchase Agreement.

Post Closing Adjustment Shares.  If at anytime prior to the July 2, 2012, the Company is required to make payment on certain identified contingent liabilities up to an aggregate amount of $769,539, then it will issue additional shares of common stock to Hale, such that the total percentage ownership of its fully diluted common stock immediately after the payment of such liabilities will equal the same percentage ownership that Hale would have had if the contingent payable had been paid prior to the closing under the Hale Securities Purchase Agreement.

Registration Rights Agreement

In connection with the Hale Securities Purchase Agreement, the Company entered into a registration rights agreement with Hale pursuant to which it agreed to file a registration statement with the SEC for the resale of the shares issued and issuable to Hale under the Hale Securities Purchase Agreement.  The registration rights agreement contains penalty provisions in the event that the Company fails to file a registration statement before September 29, 2010, secure the effectiveness of the registration statement by November 28, 2010, or fails to maintain the effectiveness of the registration statement until the shares issued to Hale are sold or can be sold under Rule 144 without volume restrictions.  In addition to other remedies, in the event of any such breach, Hale shall be entitled to liquidated damages in the amount of 1% of the purchase price for the shares to be registered in such registration statement on the first day of each such default and each thirtieth day thereafter, pro rated for a period that is less than 30 days.

Impact of Debenture Repurchase and Senior Secured Note Private Placement

In connection with the Hale Securities Purchase Agreement, on July 2, 2010, the Company received gross proceeds of $10.5 million.  The Company incurred, or expects to incur, expenses of approximately $1.0 million in connection with the transactions contemplated by the Hale Securities Purchase Agreement, resulting in net proceeds of approximately $9.5 million.  The Company used $7.5 million of these proceeds to repurchase its outstanding debentures and will use the remaining $2.0 million for working capital purposes, including advertising and distribution programs for its Digital Phone Service products.

Merriman Curhan Ford acted as the Company’s financial advisor in the transaction and was paid a fee of $682,500 in connection with transaction, $90,000 of which was in the form of a pre-payment.  The Company also issued to Merriman Curhan Ford warrants to purchase 2,336,431 shares of its common stock.  The warrants are exercisable at $0.03852 per share for a period of 5 years.

After giving effect to the shares the Company issued to the holders of its previously outstanding debentures and to the shares issued at the closing of the senior secured note private placement, the Company has approximately 282,780,032 shares of common stock outstanding. The Company will issue approximately 62 million additional shares of common stock to Hale following the filing of an amendment to its certificate of incorporation to increase its authorized capital stock, which we filed on September 2, 2010.  After giving effect to all of these transactions, and before the completion of the rights offering, Hale will own approximately 83% of the Company’s outstanding common stock, the holders of the Company’s previously outstanding debentures will own approximately 5% of its outstanding common stock and the other stockholders will own approximately 12% of its outstanding common stock.

The 2010 Notes

The following summarizes the terms of the 2010 notes:

Term.  The 2010 notes are due and payable on July 2, 2014.

Interest.  Interest accrues at a rate equal to the prime rate as published in The Wall Street Journal as of the first business day of each interest period plus 4.75% per annum and is payable at the end of each month, with the first payment due on July 31, 2010.  Through June 30, 2011, the Company has the option to defer the monthly interest payments otherwise due and have the amount of interest deferred added to the principal balance of the 2010 notes.

Principal Payment.  In July 2011 and continuing for the 11 months thereafter, principal payments of $200,000 per month are due on the last day of each month.  Thereafter, the Company is required to pay principal in a monthly amount equal to the sum of (a) $316,667 and (b) the quotient determined by dividing the (i) aggregate amount of interest added to the principal amount by (ii) 24.  Any remaining principal amount, if not paid earlier, is due and payable on July 2, 2014.

Early Redemption.  As discussed in more detail below under the heading entitled, "Rights Offering," the Company has the right to redeem up to $3 million of the 2010 notes prior to maturity.  See "Rights Offering," below.

No Conversion Rights.  The 2010 notes are not convertible other than in connection with the rights offering.  See "Rights Offering," below.

Security.  The 2010 notes are secured by all of the Company’s assets under the terms of a pledge and security agreement that the Company and its subsidiaries entered into with Hale.  Each of the Company’s subsidiaries also entered into guarantees in favor of Hale, pursuant to which each subsidiary guaranteed the complete payment and performance by the Company of its obligations under the 2010 notes and related agreements.

Covenants.  The 2010 notes impose certain covenants on the Company, including: restrictions against incurring additional indebtedness, creating any liens on our property, entering into a change in control transaction, redeeming or paying dividends on shares of its outstanding common stock, entering into certain related party transactions, changing the nature of its business, making or investing in a joint venture, disposing of any of its assets outside of the ordinary course of business, effecting any subsequent offering of debt or equity, amending its articles of incorporation or bylaws, limiting its ability to enter into lease arrangements.

Events of Default.  The 2010 notes define certain events of default, including: failure to make a payment obligation under the 2010 notes, failure to pay other indebtedness when due if the amount exceeds $250,000, bankruptcy, entry of a judgment against the Company in excess of $250,000 which are not discharged or covered by insurance,  failure to observe other covenants of the 2010 notes or related agreements (subject to applicable cure periods), breach of representation or warranty, failure of Hale's security documents to be binding and enforceable, and casualty loss of any of the Company’s assets that would have a material adverse effect on its business, and failure to meet 80% of quarterly financial targets from its annual operating budget, including cash, revenues and EBITDA.  In the event of default, additional default interest of 4% will accrue on the outstanding balance.  In addition, in the event of default, the Company may be required to redeem all or any portion of the 2010 notes at a price equal to 125% of the sum of the principal amount that such holder requests that it redeems plus accrued but unpaid interest on such principal amount plus any accrued and unpaid late charges with respect to such principal and interest.

Change of Control.  The Company is required to obtain the consent of the holders of the 2010 notes representing at least a majority of the aggregate principal amount of the 2010 notes then outstanding in order to enter into a change of control transaction. If such consent is obtained, the holders of the 2010 notes may require the Company to redeem all or any portion of such notes at a price equal to 125% of the sum of the principal amount that such holder requests that it redeems plus accrued but unpaid interest on such principal amount plus any accrued and unpaid late charges with respect to such principal and interest.

Stock Award Agreements

As a condition to the completion of the transactions contemplated by the Hale Securities Purchase Agreement, on July 2, 2010, the Company entered into stock award agreements with its employees who had earned compensation under its senior management incentive plans that had yet to be paid.  The stock award agreements were entered into to eliminate all accrued and unpaid incentive compensation owed to those employees.  Under the terms of the stock award agreements, each employee received 30% of his or her accrued incentive compensation in cash, which amounts are being withheld to pay applicable withholding taxes, and the balance in unregistered shares of the Company’s common stock, calculated on the basis of one share being issued for every $0.03852 of incentive compensation owed. In the aggregate, the Company paid $147,230 in cash and issued 8,918,421 shares of its common stock to employees in cancellation of $490,768 of earned and unpaid incentive compensation.

Rights Offering

On July 7, 2010, the Company announced a $3.0 million common stock rights offering under the terms of which it will distribute, at no charge to the holders of its common stock, non-transferable rights to purchase up to an aggregate of 77,881,027 shares of its common stock at a subscription price of approximately $0.03852 per share. The Company is currently in the process of drafting a registration statement to be filed with the SEC and a prospectus to be distributed to stockholders of record as of the record date. Each whole subscription right will entitle a holder to purchase one share of the Company’s common stock at the subscription price of approximately $0.03852 per share.

Under the terms of the 2010 notes, the Company agreed to use the gross proceeds of the rights offering to redeem an aggregate of $3.0 million of principal amount of such notes. To the extent the gross proceeds of the rights offering are less than $3.0 million, the Company and Hale agreed that Hale would exchange the principal amount to be redeemed (up to $3.0 million) for shares of the Company’s common stock at an exchange price equal to the subscription price of approximately $0.03852 per share.  In addition, the Company agreed to pay Hale upon completion of the rights offering an amount of cash equal to the accrued and unpaid interest in respect of the principal amount of the notes redeemed or otherwise exchanged for shares of common stock in connection with the rights offering.

Proforma Capitalization Table

The following table shows the Company’s historical consolidated capitalization at June 30, 2010, its pro forma consolidated capitalization at June 30, 2010 giving effect to (i) the repurchase of its outstanding debentures in the principal amount of $29.6 million, (ii) the issuance of the 2010 notes and 287,501,703 unregistered shares of its common stock to Hale, (iii) the issuance of 8,918,421 shares of its common stock to employees in cancellation of $490,768 of earned and unpaid incentive compensation and (iv) the sale of  77,881,027 shares in the proposed rights offering at the subscription price of approximately $0.03852 per share and the receipt of net proceeds of $2.8 million from the rights offering after deducting estimated offering expenses in the amount of $0.2 million.

The value assigned by management to the issuance of the 2010 notes and the 287,501,703 unregistered shares of its common stock issued to Hale were calculated based on management’s estimate of their relative fair value, which values are subject to change based on an independent valuation. This allocation may change materially upon finalization of the independent valuation.

	As of June 30, 2010
	Actual	Pro Forma as Adjusted
	(Unaudited)
Cash	$965,151	$2,917,651

Total liabilities, excluding debt	$13,429,487	$7,472,112

Debt	$19,755,244	$3,086,351

Common stock, $.0001 par value; Authorized: 300,000,000 shares; Issued and outstanding: 31,768,320 at June 30, 2010	3,177	42,245
Additional paid in capital	35,282,824	46,300,452
Warrants	1,551,802	84,251
Accumulated deficit	(42,710,193)	(27,581,899)
Total stockholders' equity (deficit)	(5,872,390)	18,845,049
Total liabilities and stockholders' equity (deficit)	$27,312,341	$29,403,512

Tax Impact of the Recapitalization

As of December 31, 2009, the Company had net operating loss carryforwards of approximately $46 million, some of which, if not utilized, will begin expiring in 2010.  The Company’s ability to utilize the net operating loss carryforwards is dependent upon generating taxable income.  The Company has recorded a corresponding valuation allowance to offset the deferred tax assets as it is more likely than not that the deferred tax assets will not be realized. Section 382 of the U.S. Internal Revenue Code of 1986, as amended, generally imposes an annual limitation on the amount of net operating loss carry forwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. The Company has not yet determined whether the recently completed Recapitalization in which it issued the 2010 notes and shares of common stock constitutes an ownership change resulting in limitations on its ability to use its net operating loss carryforwards. If an ownership change is deemed to have occurred as a result of the transactions completed in the Company’s recently completed Recapitalization, utilization of this asset could be significantly reduced.

Telanetix, Inc.

Up to 442,392,688 Shares of Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The expenses relating to the registration of the securities registered hereby will be borne by the registrant. All of such fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee	$946
Transfer agent's fees and expenses	5,000
Legal fees and expenses	45,000
Accounting fees and expenses	25,000
Printing and mailing fees and expenses	5,000
Total	$80,946

Item 14.  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant's certificate of incorporation includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.  To the extent Section 102(b)(7) is interpreted, or the Delaware General Corporation Law is amended, to allow similar protections for officers of a corporation, such provisions of the registrant's certificate of incorporation shall also extend to those persons.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that the registrant shall indemnify its directors, officers, employees and agents to the extent permitted by Delaware law.  Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.  The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

The registrant's policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections.  The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

Item 15.  Recent Sales of Unregistered Securities.

Since July 1, 2007, the registrant has issued unregistered securities to a limited number of persons, as described below.

On June 30, 2010, we entered into a securities purchase agreement with the holders of our outstanding debentures in the principal amount of $29.6 million. Under the terms of the agreement, we repurchased all of our outstanding debentures in exchange for payment of $7.5 million in cash and the holders of our debentures exchanged all outstanding warrants they held for a total of 16,381,208 shares of our common stock which were issued on July 2, 2010.

On June 30, 2010, we entered into a securities purchase agreement with three accredited investors pursuant to which in exchange for $10.5 million, we agreed to issue $10.5 million of senior secured notes and 287,501,703 shares of our common stock. We issued the senior secured notes and 225,492,765 shares of common stock on July 2, 2010.  We will issue the remaining 62,008,938 shares of our common stock following an amendment to our certificate of incorporation to increase our authorized capital s. Additionally, in connection with the transaction, we issued warrants to purchase 2,336,431 shares of our common stock to our financial advisor.  The warrants are exercisable at $0.03852 per share for a period of 5 years.

On July 2, 2010, as a condition to the completion of the transactions with Hale, we entered into stock award agreements with our employees who had earned compensation under our senior management incentive plans that had yet to be paid.  Under the terms of the stock award agreements, we issued 8,918,421 shares of our common stock to employees in cancellation of $343,538 of earned and unpaid incentive compensation.

In July 2009, we issued 401,658 shares of our common stock pursuant to the earn out provisions of the AccessLine acquisition agreement for the period ending June 30, 2009.

In February 2009, we issued 515,622 shares of our common stock pursuant to the earn out provisions of the AccessLine acquisition agreement for the period ending December 31, 2008.

In December 2008, we entered into a debenture and warrant purchase agreement with an institutional investor and a holder of our debentures and warrants pursuant to which we issued a senior secured convertible debenture in the principal amount of $1.5 million, along with a warrant to purchase 456,000 shares of our common stock with an exercise price of $0.40 per share.  This financing transaction resulted in net proceeds to us of $1.5 million.

In November 2008, we issued an aggregate 385,307 shares of our common stock to pay the monthly interest payment for the debentures issued in June 2008.

In November 2008, we issued an aggregate of 908,498 shares of our common stock for the converted principal and interest of the debentures issued in June 2008.

In October 2008, we issued an aggregate of 750,009 shares of our common stock for the converted principal and interest of the debentures we issued in June 2008.

In October 2008, we issued an aggregate 332,100 shares of our common stock to pay the monthly interest payment for the debentures issued in June 2008.

In September 2008, we issued an aggregate of 228,047 shares of our common stock for the converted principal and interest and for the monthly interest payment for the debentures issued in June 2008.

In August 2008, we entered into a debenture and warrant purchase agreement with an institutional investor pursuant to which we issued a senior secured convertible debentures in the aggregate principal amount of $2.0 million, along with a warrant to purchase 608,000 shares of our common stock with an exercise price of $1.00 per share.

In August 2008, we issued an aggregate 550,382 shares of our common stock to pay the monthly interest payment for the debentures issued in June 2008.

In August 2008, we issued 529,252 shares of our common stock pursuant to the earn out provisions of the AccessLine acquisition agreement for the period ending June 30, 2008.

In August 2008, we issued an aggregate of 250,067 shares of our common stock for the converted principal and interest of the debentures we issued in June 2008.

In August 2008, we issued 60,000 shares of our common stock per the terms of the January 2008 settlement of a claim by a former independent sales representative for compensation for services rendered.

In July 2008, we entered into entered into a consultant agreement pursuant to which we agreed to issue 1,200,000 shares of our common stock to a consultant in exchange for services.

In July 2008, we issued 50,969 shares of our common stock upon the conversion of convertible debentures.

In July 2008, we issued an aggregate of 100,021 shares of our common stock for the converted principal and interest of the debentures issued in June 2008 June.

In June 2008, we entered into a securities exchange agreement with the holders of all of the then outstanding debentures and shares of our preferred stock, pursuant to which we issued six-year, interest only debentures due June 30, 2014 in exchange for all of the then outstanding debentures and shares of our preferred stock.

In May 2008, we issued a warrant to purchase 105,000 shares of common stock at $1.25 per share pursuant to a consulting agreement. The warrant expires in May 2013.

In April 2008, we issued 599,130 shares of common stock pursuant to the earn out provisions of the merger agreement related to our AccessLine acquisition.

In April 2008, we issued 486,651 shares of our common stock in respect of monthly principal payments on outstanding convertible debentures.

In March 2008, we entered into a securities purchase agreement with two institutional investors for the sale of original issue discount 6% convertible debentures and common stock purchase warrants. We issued in the aggregate $3.4 million face amount of debentures and warrants to purchase 814,285 shares of our common stock in exchange for net proceeds of $2.8 million after deducting fees and offering expenses. In connection with this transaction, we also issued a warrant to purchase 78,125 shares of our common stock at an exercise price of $1.92 per share to our financial advisor in this transaction

In March 2008, we issued an aggregate of 100,000 of our common shares upon exercise of warrants with an exercise price of $1.25 per share, which were issued in connection with the exchange transaction we entered into with Telanetix, Inc., a California corporation.

In March 2008, we issued an aggregate of 91,355 shares of our common stock for the interest and monthly principal payments due February 1, 2008 and March 1, 2008 on the debentures we issued in December 2006.

In March 2008, we issued an aggregate of 247,584 shares of our common stock for the interest and monthly principal payments due March 1, 2008 on the debentures we issued in August 2007.

In February 2008, we issued a warrant to purchase 30,000 shares at an exercise price of $4.00 per share pursuant to a consulting agreement. The warrant expires five years from the date of issuance.

In January 2008, we issued 72,000 shares of our common stock in settlement of a claim by a former independent sales representative for compensation for services rendered.

In January 2008, we issued an aggregate of 18,992 shares of our common stock for the interest payments due from November 1, 2007 to January 1, 2008 on the debentures we issued in December 2006.

In October, 2007, we issued an aggregate of 12,662 shares of our common stock for the interest payments due September 1, 2007 and October 1, 2007 on the debentures we issued in December 2006.

In September 2007, in connection with our acquisition of AccessLine Holdings, Inc., we issued 3,939,565 shares of our common stock to certain AccessLine stockholders and creditors.

In August 2007, we entered into a securities purchase agreement with five institutional investors for the sale of original issue discount 6% convertible debentures and common stock purchase warrants. We issued in the aggregate $8.0 million face amount of debentures and warrants to purchase 826,190 shares of our common stock in exchange for net proceeds of $6.5 million after deducting fees and offering expenses.

In August 2007, we entered into a separate securities purchase agreement with same five institutional investors that purchased our debentures and warrants described above. Under this securities purchase agreement we sold an aggregate of 13,000 shares of our Series A preferred stock at $1,000 per share and warrants to purchase 1,758,008 shares of our common stock in exchange for net proceeds of $12.1 million after deducting fees and offering expenses.

In August 2007, we issued an aggregate of 375,974 shares of our common stock upon conversion of $0.6 million in principal amount of a debenture we issued in our February 2007 private placement, which reflects a conversion price of $1.54 per share. We issued an additional 75,195 unregistered shares of our common stock to the holder of this debenture as an inducement for the early conversion and acceptance of unregistered shares.

In August 2007, in connection with loan and security agreement we entered into with a lender that granted us a line of credit, we issued such lender a warrant to purchase 12,784 shares of our common stock at an exercise price of $3.52 per share. The warrant expires in three years.

In August 2007, we issued 250,000 shares of our common stock upon exercise of a warrant held by an accredited investor, which was issued in March 2007. On that same day we issued an additional 208,333 shares of our common stock upon exercise of warrants held by another accredited investor. We received gross proceeds of $0.8 million upon exercise of the foregoing warrants.

In July 2007, we issued an aggregate of 599,047 shares of our common stock upon conversion of an aggregate principal amount of $0.9 million of the debentures we issued in a December 2006 private placement, which reflects a conversion price of $1.54 per share. On the same date, we also issued 250,000 shares of our common stock to the holders of such debentures upon the exercise of warrants issued in connection with such debentures at an exercise price of $1.69 per share, which resulted in gross proceeds to us of $0.4 million.

In July 2007, we issued an aggregate of 626,624 shares of our common stock upon conversion of an aggregate principal amount of $0.9 million of the debentures we issued in a February 2007 private placement, which reflects a conversion price of $1.54 per share. We issued an additional 125,325 shares of our common stock to the holders of these debentures as an inducement for the early conversion of such debentures and acceptance of unregistered shares.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof and/or, with respect to the issuance of common stock upon conversion of debentures, Section 3(a)(9) thereof, and the rules and regulations promulgated thereunder, as transactions by an issuer not involving a public offering.  All recipients of securities disclosed above were accredited or sophisticated and either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.  Appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16.  Exhibits

(a)           Exhibits.

See the Exhibit Index on the page immediately following the signature page of this registration statement for a list of exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

(b)           Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.  Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)  The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on September 30, 2010.

TELANETIX, INC. By: /s/ Douglas N. Johnson Douglas N. Johnson Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Douglas N. Johnson and J. Paul Quinn, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ DOUGLAS N. JOHNSON	Chief Executive Officer (Principal Executive Officer)	September 30, 2010
Douglas N. Johnson
/s/ J. PAUL QUINN	Chief Operating Officer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 30, 2010
J. Paul Quinn
/s/ STEVEN J. DAVIS	Director	September 30, 2010
Steven J. Davis
/s/ CHARLES HALE	Director	September 30, 2010
Charles Hale
/s/ MARTIN HALE, JR.	Chairman	September 30, 2010
Martin Hale, Jr.
/s/ DAVID A. RANE	Director	September 30, 2010
David A. Rane

Exhibit Index

Number	Description
2.1
Agreement and Plan of Merger dated as of September 1, 2007, by and among Telanetix, Inc., a Delaware corporation, Endzone Acquisition Corp., a Delaware corporation, and AccessLine Holdings, Inc., a Delaware corporation (1)

3.1(a)	Certificate of Incorporation (2)
3.1(b)	Amendment to Certificate of Incorporation dated June 17, 2009 (2a)
3.2	Bylaws, as amended (7)
4.1	Form of senior secured notes issued on July 2, 2010 (10)
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1#	Telanetix, Inc. 2005 Equity Incentive Plan (2a)
10.2(a)#	Doug Johnson Employment Agreement dated April 28, 2008 (4)
10.2(b)#	Amendment No. 1 to Employment Agreement with Douglas N. Johnson dated July 1, 2009 (8)
10.3(a)#	J. Paul Quinn Employment Agreement dated April 28, 2008 (4)
10.3(b)#	Amendment No. 1 to Employment Agreement with J. Paul Quinn dated July 1, 2009 (8)
10.4#	Form of Indemnification Agreement for directors, officers and key employees of Telanetix, Inc. (5)
10.5#	Thomas A. Szabo Separation Agreement dated June 30, 2008 (6)
10.6	Securities Purchase Agreement between Telanetix, Inc. and Mike Venditte dated October 27, 2009 (9)
10.7	Securities Purchase Agreement dated June 30, 2010, by and among Telanetix, Inc., a Delaware corporation, and the holders of debentures identified therein (10)
10.8	Securities Purchase Agreement dated June 30, 2010, by and among Telanetix, Inc., a Delaware corporation, and the purchasers identified therein (10)
10.9	Registration Rights agreement dated July 2, 2010, by and among Telanetix, Inc., a Delaware corporation, and the purchasers identified therein. (10)
10.10	Pledge and Security Agreement dated July 2, 2010, by and among Telanetix, Inc., a Delaware corporation, all of its subsidiaries and the holders of the senior secured notes issued on July 2, 2010 (10)
10.11	Guaranty dated July 2, 2010, issued by the subsidiaries of Telanetix, Inc., a Delaware corporation (10)
10.12#	Stock Award Agreement between Telanetix, Inc., a Delaware corporation, and Douglas N. Johnson (10)
10.13#	Stock Award Agreement between Telanetix, Inc., a Delaware corporation, and J. Paul Quinn (10)
10.14#	Telanetix, Inc. 2010 Stock Incentive Plan (10)
10.15#	Form of Nonqualified Stock Option Agreement issued under the Telanetix, Inc. 2010 Stock Incentive Plan (10)
10.16	Form of Letter Agreement dated July 1, 2010, between Telanetix, Inc., a Delaware corporation, and directors designated by HCP-TELA, LLC (10)
11.1	Statement re Computation of Per Share Earnings (11)
14.1	Code of Business Conduct and Ethics (3)
21.1	Listing of Subsidiaries (12)
23.1*	Consent of Mayer Hoffman McCann P.C.
23.2*	Consent of Grant Thornton LLP
23.3*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
24.1	Power of Attorney (contained in the signature page)

#	Management contract or compensatory plan or arrangement
*	Filed herewith
(1)	Incorporated herein by reference to the registrant's Form 8-K filed on September 4, 2007
(2)	Incorporated herein by reference to the registrant's Form 10-KSB filed on March 31, 2006
(2a)	Incorporated herein by reference to the registrant's Form 10-Q filed on August 12, 2009
(3)	Incorporated herein by reference to the registrant's Form 8-K filed on June 13, 2007
(4)	Incorporated herein by reference to the registrant's Form 8-K filed on May 8, 2008
(5)	Incorporated herein by reference to the registrant's Form 8-K filed on June 26, 2008
(6)	Incorporated herein by reference to the registrant's Form 8-K filed on July 3, 2008
(7)	Incorporated herein by reference to the registrant's Form 8-K filed on April 29, 2009
(8)	Incorporated herein by reference to the registrant's Form 8-K filed on July 2, 2009
(9)	Incorporated herein by reference to the registrant's Form 8-K filed on November 2, 2009
(10)	Incorporated herein by reference to the registrant's Form 8-K filed on July 7, 2010
(11)	Included with the financial statements filed with this registration statement
(12)	Incorporated herein by reference to the registrant's Form 10-K filed on March 17, 2010